Exhibit 99.1

THE TORONTO-DOMINION BANK

Notice of Annual Meeting of Common Shareholders

and Management Proxy Circular

April 4, 2013

Dear Shareholders,

Please join us at our annual meeting of common shareholders on April 4, 2013 at 9:30 a.m. (Eastern). Our meeting will be in Ottawa, Ontario at the Fairmont Château Laurier, 1 Rideau Street, Ottawa, Ontario.

This notice of meeting and management proxy circular describes the business to be conducted at the meeting and provides information on executive compensation and corporate governance at the bank. We hope that you will take the time to read this circular in advance of the meeting as it provides background information that will help you exercise your right to vote. Whether or not you attend the meeting in person, we would encourage you to vote as this is one of your rights as a shareholder. Instructions on the ways you can exercise your voting rights are found starting on page 2 of this circular.

If you are able to attend the meeting in person, there will be an opportunity to ask questions as well as to meet your fellow shareholders. If you are unable to attend or participate, there are other ways that you can watch the meeting:

•	Webcast: We will provide live coverage of the meeting from our website at www.td.com/investor/index.jsp.

•	Replay: A recorded version of the meeting will be available on our website following the meeting at www.td.com/investor-relations/ir-homepage/annual-meetings/2013/index.jsp.

We look forward to hearing directly from shareholders at our meeting and hope that you will be able to participate.

Sincerely,

Brian M. Levitt Chairman of the Board	Ed Clark Group President and Chief Executive Officer

Notice of Annual Meeting

of Common Shareholders of The Toronto-Dominion Bank

DATE:	Thursday, April 4, 2013
TIME:	9:30 a.m. (Eastern)
PLACE:	Fairmont Château Laurier 1 Rideau Street Ottawa, Ontario K1N 8S7

Purposes of the meeting:

1.	To receive the financial statements for the year ended October 31, 2012, and the auditor’s report thereon;

2.	To elect directors;

3.	To appoint the auditor;

4.

To consider, in an advisory, non-binding capacity, the approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Compensation sections of the accompanying management proxy circular;

5.	To consider certain shareholder proposals set out in Schedule A to the accompanying management proxy circular; and

6.	To transact such other business properly brought before the meeting.

On February 4, 2013 (the date for determining which shareholders are entitled to receive this notice), there were 922,370,237 outstanding common shares of The Toronto-Dominion Bank (the bank) which were, subject to applicable Bank Act (Canada) restrictions, eligible to vote on each of the matters to be voted on at the meeting.

If you cannot attend, you are encouraged to vote your shares using the enclosed form of proxy or request for voting instructions.

Registered Shareholders

Registered shareholders should complete and sign the enclosed form of proxy and return it by e-mail or fax as indicated on the form or in the envelope provided. Proxies must be received by the bank’s transfer agent, CIBC Mellon Trust Company* or the bank’s corporate secretary at least twenty-four (24) hours prior to the meeting:

The bank’s transfer agent, CIBC Mellon Trust Company*	OR	The bank’s corporate secretary

• by e-mail at: proxy@canstockta.com; • by fax at (416) 368-2502 or (toll-free) 1-866-781-3111;		• by mail or hand delivery at: Legal Department, The Toronto-Dominion Bank, TD Bank Tower, 66 Wellington St. West, 12th Floor, Toronto, Ontario M5K 1A2
• by mail at: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1; or • delivered by hand at: 320 Bay Street, B1 Level, Toronto, Ontario M5H 4A6

*	Canadian Stock Transfer Company Inc. acts as administrative agent for CIBC Mellon Trust Company.

Beneficial Owners (Non-registered Shareholders)

Beneficial owners should follow the instructions on the request for voting instructions provided by their intermediaries with respect to the procedures to be followed for voting.

For more information about registered shareholders and beneficial owners, including applicable Bank Act (Canada) restrictions, please see the section entitled “Voting Information” in the accompanying management proxy circular.

Toronto, February 21, 2013

By Order of the Board

Kevin N. Thompson Vice President, Legal and Corporate Secretary

MANAGEMENT PROXY CIRCULAR

WHAT’S INSIDE

All information in this management proxy circular (or circular) is as of January 24, 2013, unless otherwise indicated. Additional information about The Toronto-Dominion Bank (the bank or TD) is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, as well as on our website at www.td.com.

VOTING INFORMATION

WHY DOES THE BANK HOLD AN ANNUAL MEETING?

Under the Bank Act (Canada) (Bank Act), there are several things that we must accomplish each year at an annual meeting of our shareholders, including electing the directors and appointing the shareholders’ auditor. We also look forward to the annual meeting as an opportunity to look at the accomplishments and challenges of the past year, talk about what is coming up and hear directly from our shareholders.

WHY DID I RECEIVE THIS MANAGEMENT PROXY CIRCULAR?

You received this circular because management of the bank is soliciting proxies from you to be used at the annual meeting of common shareholders of the bank (the meeting) to be held at the time and place and for the purposes listed in the notice of meeting accompanying this circular. This circular also provides a way for the directors and management of the bank to communicate proactively with you on important issues. In this circular, “you” means you in your capacity as a holder of common shares of the bank (common shares).

HOW ARE PROXIES BEING SOLICITED?

The bank’s solicitation of proxies will primarily be by mail, but may also be made by telephone, in writing or in person by directors, officers and employees of the bank. The bank may also use the services of an outside agency to solicit proxies on its behalf. The cost of solicitation will be borne by the bank.

HOW MANY VOTES DO I GET?

Except for some restrictions explained below under the heading “What Are the Number of Eligible Votes and Voting Restrictions?”, you are entitled to one vote for each common share registered in your name or beneficially owned by you on February 4, 2013.

WHAT ARE THE NUMBER OF ELIGIBLE VOTES AND VOTING RESTRICTIONS?

On February 4, 2013 there were 922,370,237 outstanding common shares that were eligible to vote on each of the matters to be voted on at the meeting, subject to applicable Bank Act restrictions.

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The Bank Act prohibits the ownership by one person or entity of more than 10% of the common shares without approval in accordance with its provisions. To the knowledge of the directors and executive officers of the bank, no person owns or exercises control over more than 10% of the common shares.

The Bank Act also restricts the voting rights of the bank’s shareholders in certain circumstances. Shares cannot be voted, either in person or by proxy, if they are beneficially owned by the Government of Canada or a province, or by the government of a foreign country or any political subdivision of a foreign country or by an agency of any of these entities. In addition, no person and no entity controlled by any person may cast votes in respect of any shares beneficially owned by the person or the entity that represent, in the aggregate, more than 20% of the eligible votes. For more information about voting restrictions, please contact TD Shareholder Relations (contact information is provided on the back cover of this circular).

HOW DO I VOTE?

Registered Shareholders

You are a registered shareholder if your name appears on your share certificate or if you hold your shares through the Direct Registration System in the United States. Registered shareholders eligible to vote can vote in person at the meeting.

If you are eligible to vote but will not be attending the meeting in person, you can authorize another person, called a proxyholder, to attend the meeting and vote on your behalf.

Any legal form of proxy may be used and a form of proxy is provided with this circular for eligible shareholders. How registered shareholders can vote by proxy is explained under the heading “How Will My Shares Be Voted If I Vote By Proxy?”

Beneficial Owners (Non-Registered Shareholders)

Most of the bank’s shareholders are ‘beneficial owners’ who are non-registered shareholders. You are a beneficial owner if you beneficially own common shares that are held in the name of an intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee, and therefore do not have the shares registered in your own name.

Beneficial owners may vote either in person or by proxy. As required by Canadian securities laws, you will receive a request for voting instructions for the number of common shares held. For your shares to be voted, you must carefully follow the instructions on the request for voting instructions that is provided to you.

Since the bank has limited access to the names or holdings of its non-registered shareholders, you must complete the following steps to vote in person at the meeting: (a) insert your own name in the space provided or mark the appropriate box on the request for voting instructions to appoint yourself as the proxyholder; and (b) return the document in the envelope provided or as otherwise permitted by your intermediary. No other part of the form should be completed. In some cases, your intermediary may send you additional documentation that must also be completed in order for you to vote in person at the meeting.

HOW WILL MY SHARES BE VOTED IF I VOTE BY PROXY?

If you are eligible to vote, you may give voting instructions on the matters listed below by marking the appropriate boxes on the enclosed form of proxy or request for voting instructions and the proxyholder will be required to vote in that manner. If the boxes are not marked, the proxyholder may vote the common shares as he or she sees fit.

If you appoint the persons designated in the enclosed form of proxy or request for voting instructions as the proxyholder, unless otherwise specified, your common shares will be voted at the meeting as follows:

FOR the election as directors of the nominees whose names are set out under the heading “Director Nominees”;

FOR the appointment of Ernst & Young LLP as auditor;

FOR, in an advisory, non-binding capacity, the approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Compensation sections of this circular; and

AGAINST each of the shareholder proposals set out in Schedule A.

WHAT IF AMENDMENTS TO THESE MATTERS ARE RAISED OR NEW MATTERS ARE BROUGHT BEFORE THE MEETING?

The enclosed form of proxy or request for voting instructions gives authority to the persons named on it to use their discretion in voting on amendments or variations to matters identified in this circular, or other matters that may properly come before the meeting. As of the time of printing of this circular, management is not aware of any amendment, variation or other matter expected to come before the meeting. If, however, other matters properly come before the meeting, it is intended that the person appointed as proxyholder will vote on them in a manner the proxyholder considers to be proper in his or her discretion.

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CAN I APPOINT A DIFFERENT PROXYHOLDER?

Yes, if you are a registered Canadian or U.S. shareholder or if you are a Canadian beneficial owner. The persons named as proxyholders in the enclosed form of proxy or request for voting instructions are directors or officers of the bank. If you wish to appoint another person to represent you at the meeting, you may do so in one of the following ways. Proxies must be received by Canadian Stock Transfer Company Inc. as administrative agent for CIBC Mellon Trust Company, the bank’s transfer agent, or the bank’s corporate secretary at least twenty-four hours before the meeting.

Registered Shareholders (Canada or U.S.)		Beneficial Owners (Non-Registered Shareholders) (Canada only)

1.	Either insert such person’s name in the blank space provided in the form of proxy OR complete another legal form of proxy.	1.	Insert such person’s name in the blank space provided in the request for voting instructions provided by your intermediary.
2.	Deliver the proxy in any of the ways indicated for registered shareholders in the Notice of Annual Meeting.	2.	Return the voting instructions in the envelope provided or as otherwise permitted by your intermediary, following the voting procedures provided by your intermediary.

Remember that your proxyholder must attend the meeting in person in order for your vote to be taken.

WHAT IF I WANT TO CHANGE MY VOTE?

If you are a registered shareholder and you sign and return the enclosed form of proxy, you may revoke it by delivering written notification to the corporate secretary of the bank in any of the ways indicated for registered shareholders in the Notice of Annual Meeting not later than the close of business (Eastern) on April 3, 2013, or to the chairman of the meeting before the start of the meeting. Your written notification must state clearly that you wish to revoke the proxy. If you are a beneficial owner, please contact your intermediary for instructions on how to revoke your voting instructions.

IS MY VOTE CONFIDENTIAL?

Yes. Proxies are counted and tabulated by Canadian Stock Transfer Company Inc. as administrative agent for CIBC Mellon Trust Company, the transfer agent of the bank, and are not submitted to the management of the bank unless a shareholder clearly intends to communicate his or her comments to the bank or legal requirements make it necessary. Shareholders wishing to maintain complete confidentiality of their holdings and their voting could register their shares in the name of a nominee.

HOW MANY VOTES ARE REQUIRED TO PASS A MATTER ON THE AGENDA?

A simple majority of the votes cast, in person or by proxy, is required for each of the matters specified in this circular.

WHERE CAN I GET THE VOTING RESULTS OF THE MEETING?

Voting results of the meeting are available shortly after the meeting on our website at www.td.com/investor/index.jsp, on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov). If you wish to receive a printed copy, by mail, of the voting results, please contact TD Shareholder Relations (contact information including a phone number and mailing address is set out on the back cover of this circular).

CAN I GET MY MEETING MATERIALS DELIVERED ELECTRONICALLY?

This year, we are pleased to introduce electronic delivery (e-delivery) of annual shareholder meeting materials for Canadian and U.S. beneficial owners who provide their consent, as required by the Bank Act. Beneficial owners can vote and sign-up for e-delivery online at www.proxyvote.com, using their 12 digit control number provided on their request for voting instructions. After the meeting, beneficial owners can still sign-up for e-delivery by contacting their intermediary for a unique enrollment number and instructions. The bank looks forward to introducing e-delivery of annual shareholder meeting materials to registered shareholders in the future.

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BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

Financial information about the bank is included in the comparative consolidated financial statements and management’s discussion and analysis for the year ended October 31, 2012 (the 2012 MD&A). These documents are contained in the bank’s 2012 annual report (the annual report) and are available on SEDAR at www.sedar.com, in the bank’s annual report on Form 40-F available at www.sec.gov, and on our website at www.td.com. The annual report is being delivered to shareholders together with this circular. Upon request to TD Shareholder Relations (see contact information on the back cover), shareholders may promptly receive a free copy of any of these documents as well as the bank’s 2012 annual information form. The annual financial statements and the auditor’s report on them will be placed before the shareholders at the annual meeting.

ELECTION OF DIRECTORS

The nominees proposed for election as directors were recommended to the board of directors by the corporate governance committee and are listed under the heading “Director Nominees”. All of the nominees are currently directors or officers of the bank. All nominees have established their eligibility and willingness to serve as directors. Each director will be elected to hold office until the close of the next annual meeting.

Under the bank’s Corporate Governance Guidelines (available on our website at www.td.com/governance/index.jsp), any nominee in an uncontested election who receives, from the common shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election, must promptly tender his or her resignation to the chairman of the board, to take effect on acceptance by the board. The corporate governance committee will expeditiously consider the director’s offer to resign and make a recommendation to the board whether to accept it. The board will have 90 days to make a final decision and announce it by way of press release. The director will not participate in any committee or board deliberations on the resignation offer.

Unless otherwise instructed, the persons designated in the form of proxy or request for voting instructions intend to vote FOR the nominees listed under the heading “Director Nominees”. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise specified, the persons designated in the form of proxy or request for voting instructions may vote in their discretion for any substitute nominee or nominees.

APPOINTMENT OF AUDITOR

It is proposed that the firm of Ernst & Young LLP be reappointed as auditor of the bank (also referred to as the shareholders’ auditor). The persons named in the enclosed form of proxy or request for voting instructions intend to vote FOR the reappointment of Ernst & Young LLP as auditor of the bank until the next meeting of shareholders at which an auditor is appointed. Ernst & Young LLP has held an appointment, in accordance with the Bank Act, as auditor of the bank for each of the fiscal five years up to and including the year ended October 31, 2012, and became the bank’s sole auditor beginning with fiscal 2006.

Pre-Approval Policies and Shareholders’ Auditor Service Fees

The bank’s audit committee has implemented a policy restricting the services that may be provided by the shareholders’ auditor and the fees paid to the shareholders’ auditor. Any service to be provided by the shareholders’ auditor must be permitted by law and by the policy, and must be pre-approved by the audit committee pursuant to the policy, along with the associated fees for those services.

For further information on the pre-approval policies and shareholders’ auditor service fees, see the discussion starting on page 21 of the bank’s 2012 annual information form (www.sedar.com or www.td.com/investor/other.jsp).

Fees paid to the shareholders’ auditor, Ernst & Young LLP, for the past three fiscal years are detailed in the table below.

	FEES PAID TO ERNST & YOUNG LLP
(thousands of Canadian dollars)	2012	2011	2010
Audit fees	$20,445	$20,774	$20,205
Audit related fees	1,501	2,313	3,229
Tax fees	2,851	2,495	3,917
All other fees	976	1,706	726
Total	$25,773	$27,288	$28,077

Notes:

•

Audit fees are fees for the professional services in connection with the audit of the bank’s financial statements and the audit of its subsidiaries, other services that are normally provided by the shareholders’ auditor in connection with statutory and regulatory filings or engagements, and the performance of specified procedures with respect to qualified intermediary requirements for reporting to the Internal Revenue Service, United States.

•

Audit related fees are fees for assurance and related services that are performed by the shareholders’ auditor. These services include employee benefit plan audits, accounting and tax consultations, and attest services in connection with mergers, acquisitions and divestitures, including audit procedures related to opening balance sheet and purchase price allocation, application and general control reviews, attest services not required by statute or regulation, translation of financial statements and reports in connection with the audit or review, interpretation of financial accounting, tax and reporting standards, and information technology advisory services.

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•

Tax fees comprise income and commodity tax compliance generally involving the preparation of original and amended tax returns and claims for refund, tax advice, including assistance with tax audits, appeals and rulings plus tax advice related to mergers, acquisitions and financing structures, electronic and paper based tax knowledge publications, and tax planning, including expatriate and domestic tax services and transfer pricing matters.

•

All other fees include fees for insolvency and viability matters, limited to cases in which the bank is a minority syndicate participant and not in a position to influence or select the external audit firm to use. In these instances, the shareholders’ auditor is retained to provide assistance on operational business reviews, lender negotiations, business plan assessments, debt restructuring and asset recovery. Also included in this category are fees for audits of charitable organizations, reports on control procedures at a service organization, audit services for certain special purpose entities administered by the bank, SEC-registered fund audits, benchmark studies, and performance and process improvement services.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Shareholders may cast an advisory vote on the approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Compensation sections of this circular. These sections describe the role of the human resources committee of the board of directors (HRC) in overseeing compensation at the bank, as well as the bank’s executive compensation principles, the key design features of compensation plans for executives, and the alignment of the bank’s programs to the Principles for Sound Compensation Practices published by the Financial Stability Board (FSB), an international body that has played an important role in compensation reform initiatives for financial institutions.

While the advisory vote is non-binding, the HRC and the board of directors will take the results of the vote into account, as they consider appropriate, when considering future compensation policies, procedures and decisions. In addition, the bank is committed to ensuring that it communicates effectively and responsively with shareholders, other interested parties and the public. In the past year, as part of that commitment, the bank’s directors engaged certain shareholders and governance stakeholders directly to discuss the approach to executive compensation. Finally, the bank offers shareholders several ways to communicate directly with the independent directors through the chairman of the board, including by e-mail c/o TD Shareholder Relations at tdshinfo@td.com. E-mails addressed to the chairman of the board received from shareholders and expressing an interest to communicate directly with the independent directors via the chairman will be provided to him.

The board of directors recommends that shareholders vote FOR the resolution and, unless otherwise instructed, the persons designated in the form of proxy or request for voting instructions intend to vote FOR the following resolution:

“RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Compensation sections located on pages 20 to 33 of the management proxy circular.”

The bank’s Corporate Governance Guidelines provide that, if a majority or significant proportion of the shares represented in person or by proxy at the meeting are voted against the advisory resolution, the chairman of the board will oversee a process to seek to better understand opposing shareholders’ specific concerns. The HRC will consider the results of this process and, as it considers appropriate, will review the approach to executive compensation in the context of shareholders’ specific concerns and may make recommendations to the board of directors. Following the review by the HRC, the bank intends to disclose a summary of the process undertaken and an explanation of any resulting changes to executive compensation. The bank will provide this disclosure within six months of the shareholders’ meeting and in any case, not later than in the next management proxy circular.

SHAREHOLDER PROPOSALS

Attached to this circular as Schedule A are certain shareholder proposals which have been submitted for consideration at the meeting and the explanation of the board of directors of its reasons for opposing these proposals. If these proposals are put forward at the meeting, unless otherwise specified, those persons designated in the form of proxy or request for voting instructions intend to vote AGAINST each of these proposals.

The final date for submissions of proposals by shareholders to the bank for inclusion in the management proxy circular in connection with next year’s annual meeting of common shareholders of the bank is November 23, 2013.

Proposals should be addressed to: Attention: Corporate Secretary, Legal Dept., The Toronto-Dominion Bank, TD Bank Tower, 66 Wellington Street West, 12th Floor, Toronto, Ontario, M5K 1A2, or by facsimile to 416-982-5788 or by e-mail to tdshinfo@td.com.

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DIRECTOR NOMINEES

The following charts provide information on the nominees proposed for election as directors. Included in these charts is information relating to the nominees’ current membership on committees of the board, other public board memberships held in the past five years, key areas of expertise/experience, and board and committee meeting attendance in the 12 months ended October 31, 2012. In that period, the board held eight regularly scheduled meetings and four special meetings. Special meetings are called on shorter notice than regularly scheduled meetings, which are scheduled a year or more in advance. In addition to the attendance listed below, directors from time to time attend other committee meetings by invitation. All nominees attended more than 75% of total eligible board and committee meetings.

The charts also show present principal occupation and principal occupations held in the last five years, if different. In addition, the charts show the nominees’ current bank equity ownership consisting of common shares beneficially owned, directly or indirectly, or controlled or directed, and deferred share units (DSUs) (each equivalent to a common share) credited to each nominee. The total equity value and amount by which that value exceeds (or is below) the director’s share ownership requirement (SOR) is based on the bank’s stock price at the end of the preceding calendar year and is presented in Canadian dollars. SOR is described further under the heading “Director Share Ownership Requirements” in the Director Compensation section of this circular.

William E. Bennett Age: 66 Chicago, IL U.S.A. Director Since: May 2004 Independent Designated Audit Committee Financial Expert(1)

Mr. Bennett is a Corporate Director. He is the former President and Chief Executive Officer of Draper & Kramer, Inc., a Chicago-based financial services and real estate company. Mr. Bennett holds an undergraduate degree in economics from Kenyon College and a master’s degree in business administration from the University of Chicago.

	Key Areas of Expertise/Experience
	• Audit/Accounting • Risk Management
	• Financial Services • Senior Executive/Strategic Leadership
	Other Public Company directorships in the past five years(2)
	• Capital Power Corporation (2009 — present)
	Board/Committee Membership			Attendance
	Board			12 of 12	100%
	Audit (chair)			10 of 10	100%
	Corporate Governance(3)			3 of 3	100%
	Risk			9 of 9	100%
	Combined Total			34 of 34	100%
	Equity Ownership
	Year(4)	Common Shares	DSUs(5)	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(6)	Amount Exceeding SOR
	2013	nil	32,835	32,835	$2,749,931	$2,299,931
	2012	nil	29,833	29,833	$2,275,960	$1,825,960

Hugh J. Bolton Age: 74 Edmonton, AB Canada Director Since: April 2003 Independent Designated Audit Committee Financial Expert(1)

Mr. Bolton is the non-executive Chair of the Board of Directors of EPCOR Utilities Inc., an integrated energy company. Mr. Bolton is the retired non-executive Chairman of Matrikon Inc. and the retired Chairman & Chief Executive Officer and partner of Coopers & Lybrand Canada, Chartered Accountants. He holds an undergraduate degree in economics from the University of Alberta. Mr. Bolton is a Chartered Accountant and a Fellow of the Alberta Institute of Chartered Accountants.

	Key Areas of Expertise/Experience
	• Audit/Accounting • Governance • Corporate Responsibility • Senior Executive/Strategic Leadership
	Other Public Company directorships in the past five years(2)
	• Canadian National Railway Company (2003 — present) • Capital Power Corporation (2009 — present) • EPCOR Utilities Inc. (2000 — present) (reporting issuer but not listed on a stock exchange)				• Teck Resources Limited (2001 — present) (formerly Teck Cominco Limited) • WestJet Airlines Ltd. (2005 — present) • Matrikon Inc. (2001 — 2010)
	Board/Committee Membership			Attendance
	Board			12 of 12	100%
	Audit			10 of 10	100%
	Corporate Governance(7)			3 of 3	100%
	Risk(3)			7 of 7	100%
	Combined Total			32 of 32	100%
	Equity Ownership
	Year(4)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(6)	Amount Exceeding SOR
	2013	1,000	23,791	24,791	$2,076,246	$1,626,246
	2012	1,000	21,873	22,873	$1,744,981	$1,294,981

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John L. Bragg Age: 72 Collingwood, NS Canada Director Since: October 2004 Independent

Mr. Bragg is the Chairman, President and Co-Chief Executive Officer of Oxford Frozen Foods Limited, a food manufacturer. He is also an officer of a number of associated companies including Bragg Communications Incorporated, which operates under the brand name of Eastlink. Mr. Bragg holds undergraduate degrees in commerce and education from Mount Allison University, of which he is a past Chancellor, and holds honourary doctorate degrees from Mount Allison, Dalhousie, Acadia and St. Francis Xavier Universities. Mr. Bragg was made an Officer of the Order of Canada in 1996.

	Key Areas of Expertise/Experience
	• Audit/Accounting • Marketing/Brand Awareness				• Senior Executive/Strategic Leadership • Talent Management & Executive Compensation
	Other Public Company directorships in the past five years
	• Maple Leaf Foods Inc. (2008 — present) • Canada Bread Limited (1995 — 2008)				• Empire Company Limited (1999 — 2010) • Sobeys Inc. (1998 — 2010) (reporting issuer but not listed on a stock exchange)
	Board/Committee Membership			Attendance
	Board			12 of 12	100%
	Audit			10 of 10	100%
	Combined Total			22 of 22	100%
	Equity Ownership
	Year(4)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(6)	Amount Exceeding SOR
	2013	261,628	25,585	287,213	$24,054,089	$23,604,089
	2012	221,038	22,446	243,484	$18,575,394	$18,125,394

Amy W. Brinkley Age: 57 Charlotte, NC U.S.A. Director Since: September 2010 Independent

Ms. Brinkley, Consultant, is owner and founder of AWB Consulting, LLC, specializing in executive advising and risk management. She is the former Global Risk Executive at Bank of America and was a director of the Institute of International Finance, Inc. Ms. Brinkley holds an undergraduate degree in interdisciplinary studies from the University of North Carolina. She also serves as a commissioner for the Carolinas Healthcare System.

	Key Areas of Expertise/Experience
	• Financial Services • Governance				• Marketing/Brand Awareness • Risk Management
	Other Public Company directorships in the past five years
	• Carter’s, Inc. (2010 — present)
	Board/Committee Membership			Attendance
	Board			12 of 12	100%
	Risk			9 of 9	100%
	Combined Total			21 of 21	100%
	Equity Ownership
	Year(4)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(6)	Amount Exceeding SOR/Below SOR
	2013	1,200	7,077	8,277	$693,199	$243,199
	2012	1,200	4,414	5,614	$428,292	$(21,708)

W. Edmund Clark Age: 65 Toronto, ON Canada Director Since: August 2000 Non-Independent(8)

Mr. Clark is the Group President and Chief Executive Officer of the bank. Prior to December 20, 2002, he was President and Chief Operating Officer of the bank. Mr. Clark joined the bank with its acquisition of CT Financial Services Inc. (on February 1, 2000) where he was the President and Chief Executive Officer. Mr. Clark holds an undergraduate degree from the University of Toronto, and earned his master’s and doctoral degrees from Harvard University, all in economics. Mr. Clark was made an Officer of the Order of Canada in 2010.

	Key Areas of Expertise/Experience
	• Financial Services • Government/Public Affairs				• Risk Management • Senior Executive/Strategic Leadership
	Other Public Company directorships in the past five years
	• TD Ameritrade Holding Corporation (2006 — present)
	Board/Committee Membership			Attendance
	Board			12 of 12	100%
	Equity Ownership
	Year(4)	Common Shares	DSUs	Total of Common Shares and DSUs	For required and actual share ownership as an executive, see the share ownership table on page 31.
	2013	272,978	673,889	946,867
	2012	272,978	629,642	902,620

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Colleen A. Goggins Age: 58 Princeton, NJ U.S.A. Director Since: March 2012 Independent

Ms. Goggins was the Worldwide Chairman, Consumer Group at Johnson & Johnson and a member of its Executive Committee from
2001 to 2011. Ms. Goggins holds an undergraduate degree in food chemistry from the University of Wisconsin and a master’s degree in management from the Kellogg School of Management, Northwestern University.

	Key Areas of Expertise/Experience
	• Corporate Responsibility • Marketing/Brand Awareness			• Senior Executive/Strategic Leadership • Talent Management & Executive Compensation
	Other Public Company directorships in the past five years
	• None
	Board/Committee Membership			Attendance(9)
	Board			7 of 7	100%
	Risk(3)			6 of 6	100%
	Combined Total			13 of 13	100%
	Equity Ownership
	Year(4)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(6)	Amount Exceeding SOR/Below SOR
	2013	3,400	2,638	6,038	$505,683	$55,683
	2012	3,400	N/A	3,400	$259,386	N/A — New Nominee

Henry H. Ketcham Age: 63 Vancouver, BC Canada Director Since: January 1999 Independent

Mr. Ketcham is the Chairman and Chief Executive Officer of West Fraser Timber Co. Ltd., an integrated forest products company, and is an officer of a number of associated companies. Mr. Ketcham holds an undergraduate degree in sociology from Brown University and has completed the Program for Management Development at Harvard Business School.

	Key Areas of Expertise/Experience
	• Corporate Responsibility • Government/Public Affairs			• Senior Executive/Strategic Leadership • Talent Management & Executive Compensation
	Other Public Company directorships in the past five years
	• West Fraser Timber Co. Ltd. (1985 — present)
	Board/Committee Membership			Attendance
	Board			11 of 12	92%
	Human Resources			6 of 6	100%
	Combined Total			17 of 18	94%
	Equity Ownership
	Year(4)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(6)	Amount Exceeding SOR
	2013	14,868	39,368	54,236	$4,542,265	$4,092,265
	2012	14,868	35,739	50,607	$3,860,808	$3,410,808

Brian M. Levitt Age: 65 Westmount, PQ Canada Director Since: December 2008 Chairman Since: January 2011 Independent

Mr. Levitt is the non-executive Chairman of the Board of the bank and Non-Executive Co-Chair, Osler, Hoskin & Harcourt LLP. Between January 1, 2011 and September 23, 2012, Mr. Levitt was Counsel at Osler, Hoskin & Harcourt LLP, and prior to January 1, 2011, Mr. Levitt was Co-Chair at Osler, Hoskin & Harcourt LLP. Mr. Levitt is the former President and Chief Executive Officer of Imasco Limited, a Canadian consumer goods and services company. Mr. Levitt holds a law degree from the University of Toronto, where he also completed his Bachelor of Applied Science degree in Civil Engineering.

	Key Areas of Expertise/Experience
	• Financial Services • Governance			• Legal/Regulatory • Senior Executive/Strategic Leadership
	Other Public Company directorships in the past five years(2)
	• Domtar Corporation (2007 — present) • BCE Inc. (1998 — 2011) • Bell Canada (2003 — 2011) (reporting issuer but not listed on a stock exchange) • Domtar Inc. (1997 — 2008)
	Board/Committee Membership			Attendance
	Board			12 of 12	100%
	Corporate Governance (chair)			6 of 6	100%
	Human Resources			6 of 6	100%
	Combined Total			24 of 24	100%
	Equity Ownership
	Year(4)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(6)	Amount Exceeding SOR
	2013	15,000	17,848	32,848	$2,751,020	$1,551,020
	2012	15,000	12,871	27,871	$2,126,279	$926,279

8    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Harold H. MacKay Age: 72 Regina, SK Canada Director Since: November 2004 Independent

Mr. MacKay is of counsel to the law firm MacPherson Leslie & Tyerman LLP. Prior to that, he was a partner in the firm from 1969 to his retirement in 2004. Mr. MacKay chaired the Task Force on the Future of the Canadian Financial Services Sector and served as the Clifford Clark Visiting Economist with the Department of Finance of Canada. In March 2007, Mr. MacKay also became non-executive Chairman of Domtar Corporation. Mr. MacKay holds an undergraduate degree in economics and political science from the University of Saskatchewan, a law degree from Dalhousie University and an honourary doctorate in law from the University of Regina. Mr. MacKay was made an Officer of the Order of Canada in 2002.

	Key Areas of Expertise/Experience
	• Financial Services • Legal/Regulatory			• Government/Public Affairs • Risk Management

	Other Public Company directorships in the past five years(2)
	• Domtar Corporation (2007 — present) • The Mosaic Company (2004 — present) • Domtar Inc. (2007 — 2008)
	Board/Committee Membership			Attendance
	Board			12 of 12	100%
	Risk (chair)			9 of 9	100%
	Audit			10 of 10	100%
	Corporate Governance(3)			3 of 3	100%
	Combined Total			34 of 34	100%
	Equity Ownership
	Year(4)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(6)	Amount Exceeding SOR
	2013	5,000	26,211	31,211	$2,613,921	$2,163,921
	2012	5,000	23,313	28,313	$2,159,999	$1,709,999

Karen E. Maidment Age: 54 Cambridge, ON Canada Director Since: September 2011 Independent

Ms. Maidment is a Corporate Director. From 2007 to 2009, Ms. Maidment was the Chief Financial and Administrative Officer of BMO Financial Group. Prior to that, she was the Senior Executive Vice President and Chief Financial Officer of BMO from 2003 to 2007. Ms. Maidment holds an undergraduate degree in commerce from McMaster University. Ms. Maidment is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.

	Key Areas of Expertise/Experience
	• Audit/Accounting • Capital Markets/Treasury			• Financial Services • Risk Management

	Other Public Company directorships in the past five years
	• TD Ameritrade Holding Corporation (2010 — present) • TransAlta Corporation (2010 — present)

	Board/Committee Membership			Attendance
	Board			11 of 12	92%
	Human Resources			5 of 6	83%
	Risk			8 of 9	89%
	Combined Total			24 of 27	89%
	Equity Ownership
	Year(4)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(6)	Amount Exceeding SOR
	2013	5,795	3,943	9,738	$815,558	$365,558
	2012	5,795	1,636	7,431	$566,911	$116,911

Irene R. Miller Age: 60 New York, NY U.S.A. Director Since: May 2006 Independent Designated Audit Committee Financial Expert(1)

Ms. Miller is Chief Executive Officer of Akim, Inc., an investment management and consulting firm. Ms. Miller is the former Vice Chairman and Chief Financial Officer of Barnes & Noble, Inc. Ms. Miller holds an undergraduate degree in science from the University of Toronto and a master’s of science degree in chemistry and chemical engineering from Cornell University.

	Key Areas of Expertise/Experience
	• Audit/Accounting • Capital Markets/Treasury			• Financial Services • Marketing/Brand Awareness
	Other Public Company directorships in the past five years
	• Coach, Inc. (2001 — present) • Inditex, S.A. (2001 — present) • Barnes & Noble, Inc. (1995 — 2012)
	Board/Committee Membership			Attendance
	Board			12 of 12	100%
	Audit			10 of 10	100%
	Combined Total			22 of 22	100%
	Equity Ownership
	Year(4)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(6)	Amount Exceeding SOR
	2013	10,000	22,278	32,278	$2,703,283	$2,253,283
	2012	10,000	19,074	29,074	$2,218,055	$1,768,055

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     9

Nadir H. Mohamed Age: 56 Toronto, ON Canada Director Since: April 2008 Independent

Mr. Mohamed is the President and Chief Executive Officer of Rogers Communications Inc., a diversified Canadian communications and media company. Prior to March 2009, Mr. Mohamed was the President and Chief Operating Officer, Communications Group of Rogers Communications Inc. Mr. Mohamed holds an undergraduate degree in commerce from the University of British Columbia. Mr. Mohamed is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of British Columbia.

	Key Areas of Expertise/Experience
	• Marketing/Brand Awareness • Senior Executive/Strategic Leadership			• Talent Management & Executive Compensation • Technology
	Other Public Company directorships in the past five years
	• Rogers Communications Inc. (2005 — present)
	Board/Committee Membership			Attendance
	Board			11 of 12	92%
	Human Resources			5 of 6	83%
	Combined Total			16 of 18	89%
	Equity Ownership
	Year(4)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(6)	Amount Exceeding SOR
	2013	3,300	13,539	16,839	$1,410,266	$960,266
	2012	3,300	11,054	14,354	$1,095,067	$645,067

Wilbur J. Prezzano Age: 72 Charleston, SC U.S.A. Director Since: April 2003 Independent

Mr. Prezzano is a Corporate Director. He is the retired Vice Chairman of Eastman Kodak Company, an imaging products and services company. Mr. Prezzano holds an undergraduate degree in economics and a master’s degree in business administration, both from the University of Pennsylvania’s Wharton School.

	Key Areas of Expertise/Experience
	• Governance • Marketing/Brand Awareness				• Senior Executive/Strategic Leadership • Talent Management & Executive Compensation
	Other Public Company directorships in the past five years
	• EnPro Industries, Inc. (2006 — present) • Roper Industries, Inc. (1997 — present)				• Snyder’s — Lance, Inc. (1998 — present) (formerly Lance, Inc.) • TD Ameritrade Holding Corporation (2006 — present)
	Board/Committee Membership			Attendance
	Board			12 of 12	100%
	Corporate Governance(3)			3 of 3	100%
	Human Resources (chair)			6 of 6	100%
	Risk(7)			3 of 3	100%
	Combined Total			24 of 24	100%
	Equity Ownership
	Year(4)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(6)	Amount Exceeding SOR
	2013	1,000	40,193	41,193	$3,449,914	$2,999,914
	2012	1,000	35,864	36,864	$2,812,355	$2,362,355

Helen K. Sinclair Age: 61 Toronto, ON Canada Director Since: June 1996 Independent

Ms. Sinclair is the founder and Chief Executive Officer of BankWorks Trading Inc., a provider of broadcast and webcast services for businesses. She is the former President of the Canadian Bankers Association and a former director of the Canada Pension Plan Investment Board. Ms. Sinclair holds an undergraduate degree from York University and a master’s degree from the University of Toronto, both in economics. She is a graduate of the Advanced Management Program of the Harvard Business School.

	Key Areas of Expertise/Experience
	• Financial Services • Governance				• Government/Public Affairs • Risk Management
	Other Public Company directorships in the past five years(2)
	• Davis + Henderson Corporation (2004 — present) (formerly Davis + Henderson Income Fund) • EPCOR Utilities Inc. (2008 — present) (reporting issuer but not listed on a stock exchange)
	Board/Committee Membership			Attendance
	Board			12 of 12	100%
	Human Resources			6 of 6	100%
	Risk			9 of 9	100%
	Combined Total			27 of 27	100%
	Equity Ownership
	Year(4)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(6)	Amount Exceeding SOR
	2013	15,059	22,084	37,143	$3,110,726	$2,660,726
	2012	14,768	20,227	34,995	$2,669,769	$2,219,769

10    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

(1)	As defined in Item 407(d)(5)(ii) of Regulation S-K, promulgated by the U.S. Securities and Exchange Commission.

(2)

Director nominees who serve on outside boards together are: Mr. Bolton and Ms. Sinclair, who are directors of EPCOR Utilities Inc. (a reporting issuer but not listed on a stock exchange); Mr. Levitt and Mr. MacKay, who are directors of Domtar Corporation; and Mr. Bennett and Mr. Bolton, who are directors of Capital Power Corporation.

(3)	Joined the committee on March 29, 2012.

(4)	Common share and DSU amounts are as of January 24, 2013 and January 26, 2012, the respective information dates of this, and last year’s, management proxy circulars.

(5)	Total includes DSUs earned in respect of service on the boards of TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A.

(6)

For 2013, securities held were valued at the closing price of common shares on the TSX on December 31, 2012 ($83.75), and for 2012, at the closing price of common shares on the TSX on December 30, 2011 ($76.29).

(7)	Stepped down from the committee on March 29, 2012.

(8)

Because of his position, W. Edmund Clark, Group President and Chief Executive Officer, TD Bank Group, is not considered to be “independent” under our policy and the Canadian Securities Administrators National Policy 58-201 — Corporate Governance Guidelines and is “affiliated” under the Bank Act.

(9)	Joined the board and risk committee on March 29, 2012.

The following chart consolidates the four “key areas of expertise/experience” set out above for each director nominee:

Skills/Experience	Audit/ Account-ing	Capital Markets/ Treasury	Corporate Respon-sibility	Financial Services	Gover-nance	Govern-ment/ Public Affairs	Legal/ Regulatory	Marketing/ Brand Awareness	Risk Manage-ment	Senior Executive/ Strategic Leadership	Talent Management & Executive Compensation	Techno-logy
Director
William E. Bennett	•			•					•	•
Hugh J. Bolton	•		•		•					•
John L. Bragg	•							•		•	•
Amy W. Brinkley				•	•			•	•
W. Edmund Clark				•		•			•	•
Colleen A. Goggins			•					•		•	•
Henry H. Ketcham			•			•				•	•
Brian M. Levitt				•	•		•			•
Harold H. MacKay				•		•	•		•
Karen E. Maidment	•	•		•					•
Irene R. Miller	•	•		•				•
Nadir H. Mohamed								•		•	•	•
Wilbur J. Prezzano					•			•		•	•
Helen K. Sinclair				•	•	•			•

Additional Information about Current Directors Not Standing for Election

Mr. John Thompson, an independent director who has served as a director of the bank since August 1988, will not be standing for re-election at the meeting. Mr. Thompson is a Corporate Director. From April 2003 to December 2010, Mr. Thompson served as the non-executive Chairman of the Board of the bank. Mr. Thompson is the retired Vice Chairman of the Board of IBM Corporation, an information technology hardware, software and services company. In the twelve months ended October 31, 2012, Mr. Thompson attended 11 of 12 board meetings, six of six corporate governance committee meetings, and six of six HRC meetings.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     11

DIRECTOR COMPENSATION

Director compensation is structured to appropriately compensate directors for their time and effort overseeing the stewardship and governance of the bank and to align their interests with those of shareholders. On an annual basis, the corporate governance committee conducts a review of all aspects of director compensation to ensure compensation reflects the time and effort expended and remains appropriate within the market. The board determines the form and amount of director compensation based on the recommendation of the corporate governance committee.

In reviewing the compensation paid to directors, compensation was benchmarked against market data gathered using the same peer group used for executive compensation. In the aggregate, the compensation delivered in 2012 positioned the directors near the median of the peer companies.

ELEMENTS OF DIRECTOR COMPENSATION

Amounts for fiscal 2012 indicated below are not applicable to directors who are also employees of the bank or its subsidiaries, such as Mr. Clark.

Annual Cash Retainer
Chairman of the board(1)	$200,000
Other directors(2)	$75,000
Equity Award(3)
Chairman of the board	$150,000
Other directors	$90,000
Additional Committee Membership Fees
Chair of the audit committee	$40,000
Chair of other board committees	$25,000
Additional committee memberships(4)	$15,000
Special meeting fee(5)	$1,500
Travel Fees (for directors based outside of Ontario)(6)
Principal residence in Québec	$10,000
Principal residence West of Ontario or East of Québec	$20,000
Principal residence in U.S.	$35,000

Notes:

(1)	Does not receive any other annual or special meeting fees.

(2)	Includes any compensation for serving on one committee.

(3)	Subject to approval, directors may be entitled to an equity award paid in the form of DSUs.

(4)	Additional committee fee is applied to directors who serve on more than one committee.

(5)	For each special meeting in excess of five special board or committee meetings (in the aggregate) attended during the fiscal year.

(6)	Allowance in recognition of time spent traveling to meetings.

Under the Outside Director Share Plan, a non-employee director may elect to receive all or a portion of his or her annual fees (paid quarterly) in the form of cash, common shares and/or DSUs. Common shares are valued using an average cost per common share on the TSX on the purchase date. DSUs are phantom share units that track the price of the common shares, receive additional units when dividends are paid on common shares and have no voting rights. DSUs are valued using either the average cost of common shares purchased under the Outside Director Share Plan on the purchase date or, if no cost on the purchase date has been established, the closing price for common shares on the TSX on the trading day prior to the purchase date or grant date. Units immediately vest and may be redeemed in cash after the director leaves the service of the board. To simplify plan administration, beginning with the awards made in December 2012, all DSUs will be valued using the closing price for common shares on the TSX on the trading day prior to the purchase date or grant date.

In respect of the 2013 fiscal year (commencing in December 2012), members of the audit committee will receive additional fees for attending a meeting to review and recommend the annual financial statements of the bank’s federally regulated financial institution subsidiaries and insurance subsidiaries for approval by their respective board of directors. For participation in this meeting, the audit committee chair will receive an additional $5,000 and other members will receive an additional $2,500.

DIRECTOR SHARE OWNERSHIP REQUIREMENTS

Under the bank’s director share ownership requirement, non-employee directors are expected to acquire common shares with a value equivalent to at least six times their respective annual cash retainer. DSUs are considered the equivalent of common shares for the purposes of the directors’ share ownership requirement.

Directors have five years from their respective first election date to meet the share ownership requirement. A minimum of 60% of the annual fees (excluding any equity grant) payable to a director must be received in the form of DSUs or common shares until the share ownership requirement has been achieved. Directors who are also officers are subject to separate share ownership requirements as described on page 31 in the Approach to Compensation section of this circular.

12    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

The current share ownership requirements for non-employee directors are:

•	Chairman of the board: 6 x annual cash retainer (6 x $200,000 = $1,200,000); and

•	Other directors: 6 x annual cash retainer (6 x $75,000 = $450,000).

All non-employee director nominees have acquired common shares and DSUs, the total value of which is equivalent to or exceeds the director share ownership requirement described above. Share ownership levels of the director nominees are set out starting on page 6 of this circular.

DIRECTOR COMPENSATION TABLE

The following table summarizes compensation paid to non-employee directors during 2012.

	Annual Fees
Name(1)	Annual Cash Retainer	Additional Committee	Special Meetings	Committee Chairman	Travel Allowance	Total Annual Fees(2)	Share- based awards(3)	All Other Compensation	Total(4)
William E. Bennett(5)(6)	$75,000	$22,500	$6,000	$40,000	$35,000	$178,500	$90,000	$157,228	$425,728
Hugh J. Bolton	$75,000	$15,000	$3,000	$0	$20,000	$113,000	$90,000	$0	$203,000
John L. Bragg	$75,000	$0	$0	$0	$20,000	$95,000	$90,000	$0	$185,000
Amy W. Brinkley	$75,000	$0	$0	$0	$35,000	$110,000	$90,000	$0	$200,000
Wendy K. Dobson(7)(8)	$37,500	$0	$0	$0	$0	$37,500	$0	$5,000	$42,500
Colleen A. Goggins(9)	$50,000	$0	$0	$0	$23,333	$73,333	$90,000	$0	$163,333
Henry H. Ketcham	$75,000	$0	$0	$0	$20,000	$95,000	$90,000	$0	$185,000
Pierre H. Lessard(7)(8)	$37,500	$0	$0	$0	$5,000	$42,500	$0	$3,513	$46,013
Brian M. Levitt	$200,000	$0	$0	$0	$10,000	$210,000	$150,000	$0	$360,000
Harold H. MacKay(6)	$75,000	$22,500	$6,000	$25,000	$20,000	$148,500	$90,000	$0	$238,500
Karen E. Maidment	$75,000	$15,000	$0	$0	$0	$90,000	$90,000	$0	$180,000
Irene R. Miller	$75,000	$0	$0	$0	$35,000	$110,000	$90,000	$0	$200,000
Nadir H. Mohamed	$75,000	$0	$1,500	$0	$0	$76,500	$90,000	$0	$166,500
Wilbur J. Prezzano	$75,000	$15,000	$0	$25,000	$35,000	$150,000	$90,000	$0	$240,000
Helen K. Sinclair	$75,000	$15,000	$1,500	$0	$0	$91,500	$90,000	$0	$181,500
Carole S. Taylor(7)	$37,500	$0	$0	$0	$10,000	$47,500	$0	$0	$47,500
John M. Thompson(8)(10)	$75,000	$15,000	$1,500	$0	$0	$91,500	$45,000	$2,389	$138,890

Notes:

(1)

Mr. Clark does not appear in this table as he is an employee-director and a named executive officer. Mr. Clark does not receive any compensation for serving as a director of the bank or subsidiary boards (TD Bank US Holding Company, formerly TD Banknorth Inc., TD Bank, N.A. and TD Bank USA, N.A.). Details of compensation received by Mr. Clark in his capacity as Group President and Chief Executive Officer of the bank are provided in the Summary Compensation Table in this circular.

(2)	Amounts shown in the Total Annual Fees column were received entirely in DSUs or common shares, instead of cash, except as follows:

Name	Annual Cash Retainer	Other Annual Fees
William E. Bennett	100% Cash	100% Cash
Hugh J. Bolton	100% Cash	100% Cash
Wendy K. Dobson	100% Cash	100% Cash
Colleen A. Goggins	100% DSUs	40% Cash, 60% DSUs
Harold H. MacKay	100% Cash	100% DSUs
Helen K. Sinclair	100% Cash	100% Cash

(3)

DSUs awarded on December 13, 2012 relate to the period from November 1, 2012 to October 31, 2013. The grant date fair value is determined using the closing price for common shares on the TSX on the trading day prior to the grant date. Also included is Ms. Goggins’ equity award on March 30, 2012 of $60,000 reflecting her service for eight months of the 2012 fiscal year.

(4)

The total director compensation awarded in fiscal 2012, which includes the Total Annual Fees as disclosed in the Director Compensation Table and equity awarded on December 12, 2011 and March 30, 2012 was $3,162,833.

(5)	All other compensation represents the fees paid to Mr. Bennett for serving as a board member of TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A., each a subsidiary of the bank.

Total fees paid to Mr. Bennett for service on the subsidiary boards comprised of: U.S.$50,000 annual director retainer; U.S.$25,000 audit committee chair; U.S.$10,000 for serving on two committees; U.S.$5,000 travel allowance; U.S.$1,500 special meeting fees. Mr. Bennett also received an equity grant of U.S.$65,000 on December 13, 2012 in respect of his service on the subsidiary boards.

The exchange rate used to convert U.S. dollars to Canadian dollars was the Bank of Canada average exchange rate for the period of November 1, 2011 to October 31, 2012 (C$1.0047 = U.S.$1.00).

(6)	Mr. Bennett and Mr. MacKay each served on three committees for a part of fiscal 2012. As such, their additional committee fees were pro-rated accordingly.

(7)	Dr. Dobson, Mr. Lessard and Ms. Taylor did not stand for re-election at the annual meeting held on March 29, 2012 and their annual fees were pro-rated accordingly.

(8)

The total amount reported in “All Other Compensation” consists of the value of a retirement gift chosen by the director recognizing his or her service on the board, and, in the case of Mr. Thompson, home security amounts related to his duties as a director and former chairman of the board. Dr. Dobson and Mr. Lessard served on the board for 21.5 and 14.5 years, respectively.

(9)	Ms. Goggins was appointed as a director on March 30, 2012 and her annual fees were pro-rated accordingly.

(10)	Mr. Thompson is not standing for re-election at the annual meeting to be held on April 4, 2013 and his equity award was pro-rated accordingly.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     13

EQUITY TABLE

As of December 2001, the bank stopped issuing stock options to non-employee directors as part of their director compensation. All options that were awarded have been exercised.

Messrs. Bennett and Prezzano currently hold options to purchase 2,132 and 2,132 common shares, respectively, which were received in connection with the privatization of TD Banknorth Inc. on April 20, 2007, whereby certain options to purchase shares of TD Banknorth Inc. were converted into options to acquire common shares. The number of common shares following the conversion was calculated in accordance with the Merger Agreement relating to the privatization. Messrs. Bennett and Prezzano received their TD Banknorth options as director compensation for service on the boards of TD Banknorth Inc. and TD Banknorth N.A.

The following table sets out the relevant information regarding options granted to each of Messrs. Bennett and Prezzano which are currently outstanding:

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-money Option-based Awards(1) ($)
William E. Bennett	1,066	U.S.$57.38	May 24, 2015	C$	28,582
	1,066	U.S.$55.11	May 9, 2016	C$	30,990
Total	2,132			C$	59,572
Wilbur J. Prezzano	1,066	U.S.$57.38	May 24, 2015	C$	28,582
	1,066	U.S.$55.11	May 9, 2016	C$	30,990
Total	2,132			C$	59,572

Note:

(1)

Represents the dollar amount of in-the-money unexercised options based on the difference between the closing price in U.S. dollars of common shares on the New York Stock Exchange on December 31, 2012, which was U.S.$84.33 and the exercise price of the option. The exchange rate used to convert the value of unexercised in-the-money option-based awards into Canadian dollars was the Bank of Canada exchange rate on December 31, 2012 (C$0.99 = U.S.$1.00).

14    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

CORPORATE GOVERNANCE

The board of directors is committed to acting in the best interests of the bank and its shareholders. The board fulfills its role directly and through committees to which it delegates certain responsibilities. The board and its committees are focused on the continued improvement of our governance principles and practices. Maintaining our leadership position in corporate governance requires constant review of these principles and practices to be sure they meet or exceed evolving best practices and regulatory guidance.

This section contains reports of the corporate governance, audit and risk committees outlining their key charter responsibilities and highlighting certain tasks performed by each committee during 2012. The Report of the Human Resources Committee and information on executive compensation at the bank follows. In addition, the bank has provided detailed disclosure in Schedule B to this circular of its corporate governance practices in accordance with the rules adopted by the Canadian securities regulatory authorities. Additional information relating to corporate governance at the bank may be found on our governance website at www.td.com/governance.

REPORT OF THE CORPORATE GOVERNANCE COMMITTEE

The corporate governance committee, chaired by the chairman of the board, is responsible for developing the bank’s corporate governance principles aimed at fostering a healthy governance culture at the bank.

The committee’s charter responsibilities include:

•

Reviewing: the competencies and skills of the board, its committees and potential candidates for membership on the board; the compensation of the directors of the bank; the bank’s policies in respect of ethical personal and business conduct; the bank’s corporate governance principles; criteria for selecting new directors; and the board’s approach to director independence.

•	Overseeing: the bank’s communications with its shareholders, other interested parties and the public through a communication policy that is both proactive and responsive.

•

Monitoring: regulatory developments, trends and guidance in corporate governance; the orientation program for new directors; the ongoing education of directors; and the process for the assessment and evaluation of the board, its committees, committee chairs and the chairman of the board.

•	Recommending: an appropriate structure and composition of the board and its committees to the board.

•	Identifying: individuals qualified to become board members and recommending to the board the director nominees for the next annual meeting of shareholders.

The committee confirms that it has fulfilled its responsibilities in 2012. In carrying out these responsibilities, the committee particularly focused on the following initiatives to further improve the bank’s governance processes and practices:

•

Board Composition: Throughout 2012, the committee reviewed current and projected board and committee composition – with a view to addressing upcoming retirements. In this context, it discussed director skills, qualities and backgrounds the board will need to fulfill its many responsibilities.

•

Committee Chair Succession: The committee regularly reviews succession plans for the board, chairman of the board, and committee chairs. During 2012, the committee spent considerable time discussing board committee structure; and committee composition, including succession planning for chairs. The committee recommended a two-year extension to the term of Mr. William E. Bennett as chair of the audit committee.

•

Board/Committee Assessments: The committee is responsible for facilitating the evaluation of the board, its committees, committee chairs and the chairman of the board. In 2012, the committee reviewed the feedback process, selected an external consultant, and updated and streamlined the effectiveness feedback surveys.

•

Corporate Governance Policies: Each year, the committee reviews corporate governance policies, principles and practices and recommends, where appropriate, amendments for board consideration and approval. In 2012, the committee provided input into and endorsed a “Guideline on Escalation to the TDBG Board between Meetings”; and recommended that audit committee members be restricted from serving on more than three public company audit committees without the consent of the corporate governance committee and the board.

•

Corporate Responsibility: The committee is responsible for reviewing and assessing the bank’s corporate responsibility strategy and reporting, including monitoring its environmental and social performance; and for keeping abreast of international trends and best practices in corporate disclosure of non-financial performance and updating the board on social and environmental issues, as necessary. During 2012, the committee reviewed and discussed the bank’s Corporate Responsibility Report with management, and received a report on the bank’s relative performance in various rankings and ratings.

•

Ombudsman: The committee is responsible for monitoring the functions of the bank’s ombudsman, including receiving reports on the activities of the Office of the Ombudsman. In 2012, the committee discussed progress made by retail business leaders in the development of initiatives to take the bank to “best in class” complaint resolution.

•	Board Portal: The committee reviewed alternate director portal service providers, selected one, and oversaw the implementation of an effective portal tool and the use of tablets by directors.

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The board and its committees continually evaluate and improve the corporate governance policies and procedures of the bank. For more detailed information about our system of corporate governance, please see the discussion in Schedule B to this circular.

The committee is composed entirely of independent directors. In 2012, the committee met six times. As at October 31, 2012, the following individuals served as members of the corporate governance committee:

Brian M. Levitt (chair) — member since 2010	Wilbur J. Prezzano — member since 2012

William E. Bennett — member since 2012	John M. Thompson — member since 2002

Harold H. MacKay — member from 2005 — 2008 and since 2012

REPORT OF THE AUDIT COMMITTEE

The audit committee is responsible for supervising the quality and integrity of the bank’s financial reporting. This includes oversight over the integrity of the bank’s financial controls and effectiveness of the internal and external audit functions. Members of the committee are expected to be financially literate or be willing and able to acquire the necessary knowledge quickly. In addition, the board has determined that there are three audit committee members who have the attributes of an audit committee financial expert as defined in Item 407(d)(5)(ii) of Regulation S-K, promulgated by the U.S. Securities and Exchange Commission.

The committee’s charter responsibilities include:

•

Overseeing: reliable, accurate and clear financial reporting to shareholders; the bank’s internal controls – the necessary checks and balances must be in place; and the establishment and maintenance of processes that ensure the bank is in compliance with the laws and regulations that apply to it as well as its own policies.

•

Listening: to the shareholders’ auditor, chief financial officer, chief auditor, chief compliance officer and global anti-money laundering officer, and evaluating the effectiveness and independence of each.

•	Recommending: to the board for recommendation to the shareholders, the appointment of the shareholders’ auditor, and approving its remuneration.

•

Acting: as the bank’s conduct review committee fulfilling the responsibilities under the Bank Act, which include receiving reports on and approving, if appropriate, certain related party transactions and monitoring compliance with the procedures for resolving conflicts of interest; and acting as the audit committee and conduct review committee for certain subsidiaries of the bank that are federally-regulated financial institutions and insurance companies.

The committee meets regularly without members of management present, and separately with each of the shareholders’ auditor, chief executive officer, chief financial officer, chief auditor, chief compliance officer and global anti-money laundering officer.

The committee confirms that it has fulfilled its responsibilities in 2012. In carrying out these responsibilities, the committee particularly focused on the following initiatives:

•

International Financial Reporting Standards (IFRS): As part of the committee’s responsibility to oversee reliable, clear and accurate financial reporting to shareholders, the committee oversaw the first year of reporting under IFRS and spent considerable time reviewing and monitoring the status and completion of the bank’s IFRS implementation project including key issues and decisions relating to transition, associated risks and any related filing requirements for the bank.

•

Oversight of Internal Controls: As part of the committee’s oversight responsibility for the effectiveness of the bank’s internal controls, the committee spent a considerable amount of time reviewing and monitoring key internal control issues, the associated risks and the status of corrective actions. Updates on the effectiveness of key controls were provided to the committee regularly by the chief auditor throughout the year. The committee approved the internal audit plan and budget for the year.

•

Compliance and Anti-Money Laundering Strategy and Structure: The committee was actively engaged in the setting of goals and priorities for 2012 for Compliance and Anti-Money Laundering. A significant part of this work was overseeing the rollout of substantial changes to Compliance and Anti-Money Laundering strategies including new organization structures, new leadership as well as new methodologies and practices. The committee also recommended changes to its charter reflecting these organization structure changes. Effective in fiscal 2013, the committee’s charter responsibilities will include an annual evaluation of the effectiveness of the anti-money laundering function separate and distinct from its evaluation of the compliance department. In evaluating the effectiveness of the chief compliance officer, global anti-money laundering officer and compliance department, the committee received reports on the bank’s self-assessment of compliance with laws and regulations. The committee was also advised of the results of any regulatory, audit and third party exams and reviews, including any findings and the status of subsequent remediation efforts.

For further information on the audit committee, see the discussion starting on page 18 of the bank’s 2012 annual information form (www.sedar.com or www.td.com/investor/other.jsp).

The committee is composed entirely of independent directors. In 2012, the committee met 10 times, including two joint sessions with the risk committee. As at October 31, 2012, the following individuals served as members of the audit committee:

William E. Bennett (chair) — member since 2005	Harold H. MacKay — member since 2010

John L. Bragg — member since 2004	Irene R. Miller — member since 2006

Hugh J. Bolton — member from 2003 — 2009 and since 2011

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REPORT OF THE RISK COMMITTEE

The risk committee is responsible for overseeing the management of TD’s risk profile and the implementation of an effective risk management culture throughout the organization. The committee approves enterprise-wide risk management policies that support compliance with the bank’s risk appetite, and monitors the management of risks and risk trends.

The committee’s charter responsibilities include:

•

Approving: TD’s Enterprise Risk Framework and related risk category frameworks and policies that establish the appropriate approval levels for decisions and other controls to manage the risk to which the bank is exposed, including TD’s major risk types: market, operational, liquidity, credit, capital adequacy, regulatory and legal, reputational, and insurance.

•	Identifying and Monitoring: key risks for TD including evaluating the management of those risks.

•	Reviewing: TD’s risk appetite and related metrics for approval by the Board and ongoing review of TD’s risk profile against approved risk appetite metrics.

•	Providing: a forum for analysis of an enterprise view of risk including considering trends and emerging risks.

The committee meets regularly without members of management present, and separately with each of the chief executive officer and the chief risk officer without other members of management present.

The committee confirms that it has fulfilled its responsibilities in 2012. The committee, together with the full board of directors, has been, and will continue to be, focused on providing strategic counsel and fostering substantive dialogue with management on risk matters.

Highlights of the committee’s work in the 2012 financial year include:

•

Enterprise Risk and Risk Appetite Frameworks: This year, the committee reviewed and approved TD’s enterprise risk and risk appetite frameworks, which continue to further integrate the risk appetite statement across the enterprise, and enhance TD’s risk culture and organizational understanding of how TD views risk and its risk tolerances. The committee also reviewed Risk Management’s assessment of TD’s risk performance against TD’s risk appetite statement as a key consideration in the decision making process for senior management compensation.

•

Governance, Risk and Control: The committee is committed to monitoring the effectiveness and sustainability of the bank’s governance, risk and control framework. In this regard, the committee reviewed and approved TD’s Crisis Management Recovery Plan. Additionally, the committee participated in a number of discussions that covered, among other matters, the implementation of enhanced external and internal fraud controls, the TD technology risk and control framework, information security program and cyber-risks, enterprise new business and products approval policy, results of a risk and control culture review and planned enhancements to the bank’s enterprise operational risk management framework.

•

Emerging Risk: The committee oversaw the further development of a formal emerging risk identification framework, which provides for the committee’s active involvement through contributing to, and being informed of, the inventory of emerging risks affecting TD. As a result, the committee requested regular updates and closely followed the potential impact of the European economic uncertainty and the U.S. debt ceiling impasse on the bank’s risk profile, capital and liquidity requirements and participated in a number of related presentations from management.

•

Risk Management Activities: Over the course of the year, the committee reviewed a number of presentations on risk management activities, including compliance with risk management policies and risk limits, reports relating to the internal capital assessment process, and the results of enterprise risk stress testing to identify and assess bank specific risks, inform risk tolerances and support strategic decisions. The committee also requested and participated in a number of presentations from management on issues of specific relevance such as TD Economics current outlook, update on the Eurozone situation, Canadian Consumer Debt, and Real Estate Secured Lending.

•

Risk Management Reports: In addition to reviewing the quarterly enterprise risk dashboards, the committee approved further enhancements in 2012 to ensure alignment with changes to the bank’s risk appetite framework. The committee also received updates on the management of TD’s major risk types and reports on TD’s risk exposure across the organization including the amount, nature, characteristics, concentration and quality of TD’s credit portfolio as well as any significant exposures relating to major risks. In addition, the committee considered the results of reviews by TD’s regulators and supervisors relating to TD’s risk management function and activities and oversaw management’s actions in response.

For more information on how TD manages risk, please see the discussion beginning on page 64 of the bank’s 2012 MD&A available at www.td.com/investor/index.jsp.

The committee is composed entirely of independent directors. In 2012, the committee met nine times, including two joint sessions with the audit committee and one joint session with the HRC. As at October 31, 2012, the following individuals served as members of the risk committee:

Harold H. MacKay (chair) — member since 2004	Colleen A. Goggins — member since 2012

William E. Bennett — member since 2004	Karen E. Maidment — member since 2011

Hugh J. Bolton — member from 2003 — 2009 and since 2012	Helen K. Sinclair — member from 2002 — 2004 and since 2010

Amy W. Brinkley — member since 2010

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     17

HUMAN RESOURCES COMMITTEE

LETTER TO SHAREHOLDERS

Dear Shareholder,

Since 2010, shareholders have had an opportunity to vote on the bank’s approach to compensation disclosed in the management proxy circular at our annual meeting. TD is committed to transparency when communicating with investors, and we believe that clear and comprehensive disclosure is critical to allowing shareholders to make an informed vote.

The Compensation Discussion and Analysis section of this circular includes extensive disclosure of the bank’s approach to compensation. As you consider your advisory vote on executive compensation (say-on-pay) this year, we would like to draw your attention to the following highlights:

2012 PERFORMANCE AND COMPENSATION

As highlighted by the table, TD had another very

strong year in 2012, with record adjusted earnings
of over $7 billion, despite a challenging operating
environment. These results were once again driven
by our North American retail businesses which
delivered over 88% of the bank’s adjusted
earnings this year.

The bank’s performance also exceeded that of
our North American peers on several key financial
measures, and customer satisfaction increased
during the year. The bank’s focus on the
customer was recognized with numerous
awards, including TD Canada Trust being named
highest in customer satisfaction among the big
five Canadian banks for the seventh year in a row
by J.D. Power and Associates.

Performance Measure(1)	2012	Comment(2)
Net Income After Tax (NIAT) (in millions)	$7,075	10% growth;
		11% 5-year CAGR
Earnings Per Share Growth	8%	Target of 7% to 10%
1-Year Total Shareholder Return (TSR) (at October 31, 2012)	11.9%	11.1% Cdn bank peer avg
Return on Risk Weighted Assets	2.8%	2.4% Cdn bank peer avg
Customer Experience Index (CEI)(3)	32.0%	Target of 29.8%

Notes:

(1)   Performance measures that include an earnings component are based on TD’s full-year adjusted results, which differs from reported results, as explained in “How the Bank Reports” on page 8 of the 2012 annual report. For peers, earnings have been adjusted on a comparable basis to exclude identified non-underlying items. For further information, see note 1 on page 35 of this circular.

(2)   Canadian bank peers include Royal Bank of Canada, Scotiabank, Bank of Montreal and Canadian Imperial Bank of Commerce.

(3)   CEI is a measurement program that tracks TD customers’ loyalty and advocacy.

When determining compensation, the HRC considers results on financial and non-financial performance measures, including those outlined above, as well as risks taken by the bank to achieve the results during the year. In 2012, the annual review conducted by the chief risk officer confirmed that all business segments operated in accordance with the enterprise risk appetite that was approved by the risk committee of the board.

As indicated above, the bank’s financial and non-financial performance was strong during the year. In addition, the board, after a comprehensive assessment process, determined that Mr. Clark’s personal performance was outstanding. When determining Mr. Clark’s compensation for the year, the board also considered a number of other items including the impact of the litigation reserves that were reported as items of note during the year. While these reserves were not related to ongoing operations and resulted from customer relationships created in Commerce Bank before it was acquired, they represented a significant financial expense that impacted the bank, and as a result, the board believed that adjustments to compensation were appropriate. For 2012, the board approved total direct compensation for Mr. Clark of $10.75 million, a decrease of 5% from 2011 compensation.

TD’S APPROACH TO COMPENSATION

TD’s strategy is to produce long-term profitable growth by building great franchises and delivering value to our customers, shareholders, and communities. During 2012, the bank completed a comprehensive review of the Executive Compensation Plan (the plan under which all of the bank’s executives are compensated, including the named executive officers discussed in this circular) to make sure that the plan, and the bank’s broader approach to compensation, continued to effectively support the bank’s strategy and be in alignment with the expectations of the bank’s shareholders and regulators.

The conclusion of the review was that the plan has effectively supported the bank’s ability to attract, retain, and appropriately compensate executives since its introduction in 2008. In addition, the bank’s approach continues to be well aligned with FSB principles for sound incentive compensation practices and with shareholder expectations generally. As a result, no material changes to the design of the plan were required. However, a small number of minor modifications, discussed further on page 27 of this circular, were made for 2013.

The key performance metrics in the plan are, and will continue to be, net income after tax and a measure of our customers’ experience. The net income measure ensures that executives are focused on the bottom line and producing profitable growth. Similarly, the bank is a retail focused organization that differentiates itself by being a leader in customer experience and convenience. Including a customer experience measure in our incentive plans ensures that our executives remain focused on the customer while generating profitable growth.

In addition to the key performance metrics outlined above, the performance of the bank relative to a peer group of similarly sized North American financial institutions is an important consideration when determining final compensation awards. This allows us to appropriately align pay with performance taking into account external market conditions and how competitor organizations

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performed. Over the past decade, the bank has consistently delivered outstanding results, achieving the highest TSR amongst the big five Canadian banks for the three, five, and ten year time periods.

A key to the success of our compensation system is that we rely on judgment. We do not believe that there is a perfect formula for achieving the right outcome, so we make sure that the committee, and ultimately the board, has the ability to apply discretion to achieve the right outcomes. We use discretion to account for risk related issues, as well as unexpected or unanticipated internal or external developments. This year, the HRC applied negative discretion to awards calculated under the plan to account for a number of items including: the difference between assumptions regarding the external environment at the time targets were set and actual experience during the year; and the impact of the litigation reserves reported as items of note during the year. A more formulaic approach to compensation would have resulted in awards that were higher than we believe was appropriate in these circumstances.

RISK AND COMPENSATION

A key objective of the FSB principles for sound incentive compensation practices is the alignment of compensation with risk outcomes over time. In line with this principle, we have integrated consideration of risk throughout key compensation processes including in the determination of incentive compensation pools and individual compensation awards at year-end, and prior to the maturity of deferred compensation that is awarded in share units that vest after three years.

Since 2009, as part of the year-end decision making process used to determine aggregate incentive compensation pools, the board has assessed the performance of the bank against TD’s risk appetite. In 2009, a risk adjustment at maturity was also introduced into the bank’s share unit plans. These plans mature at the end of three years, so 2012 was the first year in which maturing share units were subject to adjustment. To facilitate the review, the chief risk officer completed a look back analysis of performance over the past three years to determine if there were any material risk events that warranted a reduction to deferred compensation. His conclusion, discussed in a joint session of the risk and human resources committees, was that there were no events that occurred during the period from 2009 to 2012 that warranted a risk adjustment to the deferred compensation that matured in 2012.

In addition to the risk assessments above, all of our executives are individually assessed against objectives that include consideration of risk and control behaviours. While there were no significant risk issues identified through the chief risk officer assessments described above, the bottom-up approach allowed us to identify a number of individuals whose actions resulted in concerns related to risk and control activities within their sphere of responsibility. The circumstances for each of these individuals were reviewed by senior management, and performance ratings and compensation were adjusted accordingly.

This multifaceted approach ensures that compensation awarded annually is aligned to risk both in the aggregate, and on an individual basis, and that deferred compensation appropriately considers risk outcomes during the deferral period.

CONCLUSION

Communication and open dialogue are important to our ongoing evaluation of the effectiveness of our compensation programs and compensation decisions. We welcome your feedback on our approach to compensation and any related questions you may have ahead of the advisory vote. We invite you to write to us c/o TD Shareholder Relations at the following e-mail address: tdshinfo@td.com. E-mails from shareholders that are addressed to the chairman of the board and express an interest to communicate directly with the independent directors on this topic will be provided to us.

We believe the approach to compensation outlined in this circular is aligned to and supports TD’s strategy, which has proven to be effective through the financial crisis and what continues to be a challenging operating environment. In addition, as we have demonstrated over the past several years, we will continue to re-evaluate our practices, and make changes, as required to ensure that we have the right approach for the bank, and for you, our shareholders.

Brian Levitt	Bill Prezzano
Chairman of the Board	Chair of the Human Resources Committee

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REPORT OF THE HUMAN RESOURCES COMMITTEE

Highlights:

•	The committee oversees the bank’s compensation programs as well as talent management and succession planning.

•	The committee utilizes independent advisors to assist in executing its compensation related responsibilities.

The HRC is responsible for overseeing TD’s compensation programs on a global basis. In addition, the committee oversees the bank’s talent management strategy and progress as well as succession planning for the senior-most executives of the bank. Their oversight includes setting objectives, evaluating performance, and recommending the compensation for the CEO of the bank.

The committee’s oversight is supplemented in certain jurisdictions by local committees that operate within the global governance framework established by the HRC. The primary role of the local committees is to provide enhanced oversight at a local level and to ensure alignment with the regulatory requirements in the different jurisdictions in which the bank operates. In addition, TD has established a robust retirement plan governance model to ensure appropriate strategic and on-going oversight of all pension and retirement plans. The HRC has delegated ongoing governance of the retirement plans, excluding executive plans, to three separate senior management governance committees with the skills and expertise to fulfill their mandates, which include investment strategies and performance oversight in addition to the non-investment aspects of plan management, and effectively address the risks and issues inherent in the management of the plans. Each year, the HRC reviews a comprehensive Annual Retirement Report from each of the management governance committees that includes information such as the activities performed by the committee and the funded status of all defined benefit plans.

In the 2012 financial year, the committee’s work included:

•	Reviewing the candidates for CEO and Senior Executive Team succession with the board as part of the succession planning process for these positions, including discussion of development plans;

•	Setting performance objectives for the CEO, evaluating performance against these objectives, and recommending his compensation to the full board of directors for approval;

•	A joint session with the risk committee to obtain information required to appropriately consider risk when determining year-end compensation pools;

•

Approving compensation for direct reports of the CEO (including the named executive officers and the chief risk officer), the heads of the bank’s control functions, and the top 50 paid employees across the bank;

•	Completing a detailed review of the bank’s Executive Compensation Plan, and approving revisions to the plan for fiscal 2013;

•	Reviewing pension investment strategies and investment performance, and participating in discussions on the retirement benefit strategy for the bank’s employees;

•	Reviewing compensation for front line employees in Canada and the United States; and

•	Reviewing the retirement governance model to ensure the model continues to operate effectively.

Independent Advisors

To assist in executing its responsibilities, the committee hires an independent compensation advisor who reports solely to the committee and does not provide any services to management. Frederic W. Cook & Co., Inc. is a compensation consulting firm based in New York City, New York, which consults to a large number of Fortune 500 firms throughout the United States and Canada, including in the financial services industry, and was first engaged by the committee in 2006. Frederic W. Cook & Co., Inc. provides independent advice and counsel on meeting content, management’s recommendations, governance trends, and other items as requested by the committee. In addition, Frederic W. Cook & Co., Inc. assists the committee in developing compensation recommendations for the CEO. The committee has sole authority to approve the amount of the independent advisor’s fees, and the independent advisor has not performed any services for, or received any fees from, management since the committee engagement began in 2006.

In addition to the ongoing advice and counsel provided by Frederic W. Cook & Co., Inc., the committee periodically commissions an independent review of the bank’s material compensation plans to confirm material alignment with FSB principles and effective risk management. The last such review was completed in 2010 by the independent firm Global Governance Advisors (GGA) under the oversight of the chief auditor and chief risk officer, reporting to the HRC. The scope of the next review, which was started in 2012 and will be completed in 2013, has been extended to include an evaluation of the bank’s alignment with the United States Federal Reserve Board’s Guidance on Sound Compensation Practices and the United Kingdom Financial Services Authority’s Remuneration Code. GGA provided no other services to the committee or to management during 2011 or 2012.

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The following table outlines the fees paid to Frederic W. Cook & Co., Inc. and GGA for services provided in the last two fiscal years.

	2012		2011
	Executive Compensation Related Fees	All Other Fees	Executive Compensation Related Fees	All Other Fees
Frederic W. Cook & Co., Inc.	U.S.$164,337	$0	U.S.$210,506	$0
Global Governance Advisors	$95,513	$0	$0	$0

The fees paid to Frederic W. Cook & Co., Inc. and GGA represented less than 5% of annual revenues for the firms in each of fiscal 2012 and 2011.

Committee Composition

In keeping with governance best practices, the committee is composed entirely of independent directors who are knowledgeable about issues related to human resources, leadership, talent management, compensation, governance, and risk management. Understanding of such issues may be gained by being a current or former chief executive officer or other senior officer with oversight of human resources functions, and may be enhanced by participating in educational programs conducted by the bank or an outside consultant. For more information on the experiences of each committee member, as well as their occupations and education, please see the individual profiles in the “Directors Nominees” section of this circular. In addition, for information on the continuing education of the bank’s directors, please refer to Schedule B — Disclosure of Corporate Governance Practices. As of October 31, 2012, the following directors served as members of the HRC:

Henry H. Ketcham — member since 2006	Karen E. Maidment — member since 2011

Brian M. Levitt — member since 2010	Wilbur J. Prezzano (chair) — member since 2003

Nadir H. Mohamed — member since 2011	John M. Thompson — member since 1992

Helen K. Sinclair — member since 2004

The committee met six times during the fiscal year-ended October 31, 2012, and held a portion of each meeting without the presence of management.

COMPENSATION DISCUSSION AND ANALYSIS

At the annual meeting, shareholders will be casting a non-binding advisory vote on the bank’s approach to compensation as outlined in the Report of the Human Resources Committee and the Approach to Compensation section contained on pages 20 to 33 of this circular. To facilitate the vote, the executive compensation disclosure in this circular has been organized to present this section separately from other compensation-related information. We encourage you to read the disclosure, and to participate in the advisory vote.

Disclosure is presented in the following sections of the circular:

Approach to Compensation (starting on page 22)

This section provides shareholders with information on the principles considered by the bank when designing compensation programs, the key design characteristics of the Executive Compensation Plan and equity plans, and the alignment of the bank’s compensation programs to the Principles for Sound Compensation Practices published by the FSB, an international body that is playing a key role in compensation reform initiatives for financial institutions.

2012 Performance and Compensation (starting on page 34)

This section describes the link between actual pay and performance in 2012 for the named executive officers. Details are provided about the bank’s performance, about the performance of the named executive officers, and about the impact of both bank and individual performance on the determination of compensation awards under the Executive Compensation Plan. This section also discloses the actual compensation awarded to the named executive officers.

Additional Disclosure (starting on page 46)

This section provides additional information required by regulators or recommended disclosure best practices. Included are details about material risk takers, the key design characteristics of the TD Securities Performance Compensation Plan, pension plans, termination and change of control benefits, and the stock option program.

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APPROACH TO COMPENSATION

Highlights:

•	Balanced approach that is aligned with the bank’s strategy and the expectations of the bank’s shareholders and regulators.

•	Risk is considered throughout the compensation process to ensure appropriate incentives and alignment between pay and risk-adjusted performance.

•	Committee can reduce cash incentives and equity compensation awards to zero.

•	Significant portion of compensation for senior executives is awarded as equity that vests all at once after a minimum of three years.

•

Equity awarded as share units can be reduced by up to 20% at maturity based on an evaluation of performance versus the bank’s risk appetite over the life of the award. Awards can be reduced to as low as zero in unforeseen or undesirable circumstances.

•	Individual incentive compensation awards are subject to an evaluation of risk and control behaviours.

•	Share ownership requirements extend post retirement for all executives at the executive vice president level and above.

•	Bank programs have been independently reviewed and determined to be in material alignment with the FSB’s Principles for Sound Compensation Practices.

EXECUTIVE COMPENSATION PRINCIPLES

The objective of the bank’s executive compensation strategy is to attract, retain and motivate high performing executives to create sustainable value for shareholders over the long term. To achieve this objective, the executive compensation program is based on the following principles:

1.	Align with the bank’s business and talent strategy — link executive compensation with the achievement of specific strategic business objectives and the bank’s performance as a whole.

2.

Effective risk management — ensure plan design does not create an incentive for risk taking outside of the bank’s risk appetite and review each plan regularly to ensure that it is operating as intended.

3.	Align to shareholder interests — align the interests of executives with those of long-term shareholders through effective policy and plan design.

4.

Good corporate governance — strive to be a market leader on governance issues and continually review and, as appropriate for the bank, adopt compensation practices that align with evolving best practices.

5.	Pay for performance — align with the bank’s desire to create a performance and development culture and create clear relationships between pay and performance.

6.	Pay competitively — set target compensation to ensure competitiveness in the markets where TD competes for talent.

The principles listed above are reviewed by the HRC on a periodic basis to ensure they continue to remain appropriate and aligned with the bank’s strategy. The most recent change was made in 2009 with the addition of effective risk management as a key principle.

EFFECTIVE RISK MANAGEMENT

Over the past several years, a focus of regulators has been ensuring that compensation programs, policies and practices align with effective risk management. As a result, the bank has taken steps to ensure that risk is a key consideration throughout the compensation process.

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Process Step	Risk Considerations
1. Plan Design	•	All executive compensation plans incorporate a risk adjustment that gives the committee the ability to modify mathematically determined pools to reflect risk or other relevant factors. Discretionary risk adjustments are not limited, so all incentive awards can be reduced to zero where deemed appropriate.
	•	Material compensation plan design is reviewed by the chief risk officer. He must review and endorse any material changes to make sure that the design does not create an incentive for risk taking beyond the bank’s risk appetite.
2. Pool Determination	•	The pool of funds available for allocation as incentive awards under executive compensation plans is based on performance on internal measures (financial performance, customer experience), external measures relative to the peer group, and a discretionary risk adjustment made by the committee.
	•	To support the discretionary risk adjustment, at year-end the chief risk officer presents an enterprise risk appetite scorecard to the board’s risk and human resources committees. The scorecard assesses the enterprise and business segments’ performance against the bank’s risk appetite and considers a number of risk types including credit, operational, regulatory and legal, trading, market, and liquidity risk. The scorecard reports on relevant risk metrics for each business segment and the enterprise using both qualitative and quantitative measures that are aligned with the risk appetite. Specific risk metrics, while aligned, vary for the enterprise and by segment, and involve measures such as stress scenarios, internal audit findings, value-at-risk, operational risk indicators, liquidity and capital ratios, loan loss ratios and asset concentration and quality.
	•	This process allows the committee to appropriately consider risk when determining executive compensation pools, and to ensure that compensation is appropriately linked to the bank’s risk-adjusted performance.
3. Individual Award Decisions	•	All variable compensation awarded (cash + equity) is based on performance during the year including risk adjustments as appropriate.
	•	To ensure objective consideration of risk and/or audit issues the CEO and the head of human resources meet with the chief auditor and chief risk officer in advance of making recommendations on year-end compensation decisions to get their views on control focus, culture, tone at the top, capability requirements, and/or organizational structure.
	•	There are standard accountabilities regarding risk and control behaviours embedded into the performance assessments for all bank executives. Similarly, TD Securities employees are evaluated on a scorecard of governance, control, and risk management behaviours as part of the performance assessment process. Results on the standard accountabilities and scorecards are considered when year-end performance and compensation decisions are made.
	•	The committee approves compensation for the direct reports of the CEO, the heads of the bank’s control functions, and the 50 highest paid employees across the bank, including consideration of results on the standard accountabilities and scorecard measures.
4. Post Award Adjustments	•	Share units (which form the majority of equity compensation awarded at the bank) vest at the end of three years and are subject to a negative risk adjustment of up to 20% at maturity based on an evaluation of individual, business, or bank performance versus the risk appetite over the three year deferral period.
	•	To support the discretionary risk adjustment to maturing share units, at year-end the chief risk officer completes a look back analysis of performance over the past three years to determine if there were any material risk events that occurred that warranted a reduction to deferred compensation. The conclusions of this review are discussed at the joint session of the board’s risk and human resources committees.
	•	The committee has the ability to cancel unvested equity.
	•	All awards under executive compensation plans are subject to claw back in the event of a material misrepresentation resulting in the restatement of financial results or a material error, within a 36 month look-back period.

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DESIGN OF THE EXECUTIVE COMPENSATION PLAN

The CEO, chief financial officer and other named executive officers as well as approximately 1,600 of the bank’s most senior executives participate in the Executive Compensation Plan. There are four key steps in determining annual compensation awards under the Executive Compensation Plan:

Establishing Target Total Direct Compensation

Under the plan, a total direct compensation target is determined for each individual at or near the start of the year or upon hire. Individual target total direct compensation consists of an individual executive’s base salary plus variable compensation, which includes a cash incentive target and an equity compensation target.

For all executives, the target is reviewed annually, as well as at the time of any material change in role. The bank’s philosophy is to set the target total direct compensation to reflect the median of the competitive market, on average. Targets for an individual executive may be positioned above or below the median to reflect the experience, potential, performance, or other factors specific to the executive or role. The companies and positions considered as part of the competitive market reflect operational and geographical responsibilities that are similar to that of each executive, where available. For additional information see the discussion box below.

A significant portion of each executive’s total direct compensation is variable or “at risk”. This “at risk” portion of total direct compensation includes the cash incentive and the equity compensation awarded on an annual basis. Both are linked to performance during the year. If the individual’s or the bank’s performance is below expectations, “at-risk” compensation will decrease and conversely, if the individual’s or bank’s performance is above expectations, “at-risk” compensation will increase.

The equity compensation target is established to make sure that a meaningful portion of total direct compensation is awarded as equity which vests after a minimum of three years. The target cash/equity mix is based on executive level, with the portion that is awarded as equity increasing with the level of the executive. This practice, combined with high share ownership requirements (which are extended post-termination for senior executives), encourages retention and focuses the bank’s executives on executing business strategies, sustaining performance and growing value for shareholders over the long term.

Benchmark Companies    The companies and positions considered as part of the competitive market reflect operational and geographical responsibilities that are similar to that of each executive, where available. For the named executive officers, the following companies were considered when determining target compensation:

Ed Clark, Colleen Johnston — North American financial institutions of a similar size and scope of operations as the bank. Includes: Royal Bank of Canada, Canadian Imperial Bank of Commerce, Bank of Montreal, Scotiabank, PNC Financial and US Bancorp.

Bob Dorrance, Tim Hockey, Mike Pedersen — Large Canadian financial institutions. Includes: Royal Bank of Canada, Canadian Imperial Bank of Commerce, Bank of Montreal and Scotiabank.

Bharat Masrani — U.S. financial institutions of a similar size to TD Bank, America’s Most Convenient Bank. Includes: Sun Trust Bank, BB&T Corp, Regions Financial Corp, Fifth Third Bancorp and KeyCorp.

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The following table highlights the approximate base salary and target mix of deferred and non-deferred compensation by executive level for fiscal 2012:

	CEO	Group Heads and Deputy Chair	Executive Vice Presidents	Senior Vice Presidents	Vice Presidents
Base salary	14%	14%	20%	31%	46%
Annual cash incentive	16%	26%	30%	29%	25%
Non-deferred compensation	30%	40%	50%	60%	70%
Deferred compensation	70%	60%	50%	40%	30%
% at risk	86%	86%	80%	69%	54%

In addition to the guidelines above, employees identified as having the authority to make decisions that could have a material impact on the risk of the bank (see description of material risk takers on page 46 of this circular for more information) will have a minimum of 40% of total compensation deferred.

Evaluating Business Performance

Under the Executive Compensation Plan, business performance is evaluated and a business performance factor is calculated based on a combination of internal and external measures, as well as a risk adjustment as outlined below:

Each of the bank’s business segments have a business performance factor that can range from 0% to 155% of target. To protect against potential conflict of interest and to motivate enterprise thinking at a senior executive level, the business performance factor for all executives in risk and control functions, human resources, and for the direct reports of the CEO consider only enterprise wide performance and are not linked to the performance of a specific business segment.

Net Income After Tax (NIAT): The bank reports financial results in two ways — according to IFRS, and adjusted to remove items of note net of income taxes. All items of note are reviewed and approved by the audit committee and relate to items which the bank does not believe are indicative of underlying business performance. Detailed disclosure of the items of note are provided in the bank’s financial reporting. The HRC believes that adjusted results provide a better understanding of performance, and as a result, adjusted NIAT results are used as the starting point for calculations in the Executive Compensation Plan. Details, including a reconciliation between IFRS and adjusted earnings, can be found starting on page 8 of the 2012 annual report.

CEI: Customer experience is evaluated through the CEI which is a measure of a customer’s loyalty to TD gauged by their likelihood to recommend the bank to a friend or colleague. CEI is a measurement tool that has been designed to help the bank consistently deliver a genuinely differentiated customer experience. The score on the index is the result of thousands of customer interviews ensuring regular feedback for the customer facing positions that deliver on the bank’s strategy.

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Measure		Description
1. Internal		•	At the start of each fiscal year, for each business segment, and for the enterprise as a whole, the HRC approves the weighting of the TD NIAT, the business segment NIAT and the customer experience measures, as well as the targets against which performance will be evaluated.
		•	At the end of each fiscal year, results on these measures are compared to the targets that were established, and the aggregate impact of performance against each of the measures is capped at ± 20%.
2. External		•	At the start of each fiscal year, the committee reviews organizations that are similar in size and have a similar scope of operations to the bank, and approves the peer group that will be used to evaluate the bank’s relative performance.
	•		The 2012 peer group consisted of the following six companies: Bank of Montreal, Canadian Imperial Bank of Commerce, PNC Financial, Royal Bank of Canada, Scotiabank and US Bancorp. Additional details on the peer companies are provided in the discussion box below.
	•		At the start of each fiscal year, the committee approves a scorecard of performance measures that is used to evaluate performance against peers. For 2012, the primary measures were return on risk weighted assets, TSR, and earnings per share growth.
	•		The committee also approves other key performance indicators that will be monitored to ensure the bank is not a significant outlier relative to peers. For 2012, performance indicators were tier one capital, return on equity, operating leverage, and compensation and benefits expense ratio.
		•	At the end of the fiscal year, the committee evaluates the bank’s relative performance on all of the scorecard measures and determines a quartile ranking that has a maximum impact of ± 20% on the business performance factor.
3a. Risk Adjustment		•	At year-end, the chief risk officer presents an enterprise risk scorecard to the board’s risk and human resources committees. The scorecard assesses the enterprise and business segment performance against the bank’s risk appetite. Final decisions on the appropriate discretionary risk adjustment to apply to the Executive Compensation Plan are made by the HRC following the presentation.
3b. Other Discretionary Adjustments		•	The HRC also considers other relevant factors when determining the appropriate amount of discretion to apply.
		•	Typically the risk and other discretionary adjustments are limited to ± 15%; however, the committee may, in its sole discretion, reduce the business performance factor to as low as zero.

As outlined above, the plan incorporates significant committee judgment to adjust awards for risk or other factors and includes the ability to reduce incentive compensation awards in any year to zero should conditions warrant. The committee believes that the use of judgment when determining final compensation pools and individual awards is critical to make sure that final awards appropriately reflect risk, as well as other unexpected circumstances that arise during the year, and to eliminate the possibility of unintended awards determined by a formula.

Benchmark Companies

When developing the peer group, the bank

considers North American financial institutions that are similar in size and scope of operations. Key metrics considered include assets, revenue and market capitalization.

Generally, organizations in the same industry that range from 50% to 200% of the bank’s size are considered comparable. As a result, the bank excluded U.S. diversified financial institutions such as Wells Fargo, Citibank and Bank of America.

Note: Amounts in table are reported in millions of Canadian dollars unless specifically noted otherwise. Total Assets and Revenue are based on the most recently reported four quarters. For the Canadian banks, the data is as at October 31, 2012. For the U.S. banks, the data is as at September 30, 2012. Market Capitalization is as at October 31, 2012.

	Peer Company	Total Assets	Revenue	Market Capitalization
	Royal Bank of Canada	$825,100	$29,772	$82,296
	Scotiabank	$668,044	$19,701	$64,252
	Bank of Montreal	$525,449	$16,130	$38,406
	Canadian Imperial Bank of Commerce	$393,385	$12,549	$31,776
	U.S. Bancorp (U.S. $)	$352,253	$20,056	$62,435
	PNC Financial (U.S. $)	$300,803	$14,992	$30,788

	Average	$510,839	$18,867	$51,659

	TD	$811,106	$23,122	$74,417
	TD Rank (out of 7)	2	2	2

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Evaluating Business Performance — Changes for 2013

In 2012, the committee completed a detailed review of the Executive Compensation Plan. The conclusion of the review was that the plan has effectively supported the attraction and retention of executives during a period of significant growth for the bank, delivering appropriate compensation in a manner that is aligned with shareholders’ interests and effective risk management.

As a result, for 2013 no significant changes were made to the key metrics used in the plan – NIAT, CEI, relative performance, risk adjustments, and discretion. However, a number of minor modifications were made to continue to evolve the plan design in a manner consistent with the bank’s strategy and its executive compensation principles. Key changes include:

•	Reduced cap on business performance factor from 155% to 130% of target;

•	Reduced impact of relative performance from ± 20% to ±10%;

•	Eliminated ±15% cap on discretion and clarified that risk adjustments, if any, will be negative only.

The following diagram outlines the plan framework for 2013:

The new, lower cap on the business performance factor of 130%, combined with the relatively narrow range of ± 20% on the internal measures of performance, are designed to provide additional assurance that executives remain focused on investing in and enhancing our franchises, and are not incented to take inappropriate risks to generate excessive compensation. In addition, for 2013, the potential impact of relative performance has been reduced from ± 20% to a guideline of ±10% with the final impact at the discretion of the committee. While relative performance will continue to be an important contributor to the final business performance factors determined under the plan, the impact has been reduced so that the primary focus continues to be on delivering long-term growth for shareholders in a manner consistent with the bank’s customer focused strategy.

The ability of the committee to use discretion to achieve the right outcomes continues to be a critical element of the design framework. Discretion is used to account for risk related issues, as well as unexpected or unanticipated internal or external developments. There is no limit on the amount of negative discretion that can be applied, so the committee has the flexibility to cancel all awards should they determine that doing so would be appropriate given performance during the year.

The committee has also approved revisions to the key performance indicators that are a consideration when evaluating relative performance. In addition to operating leverage, Basel III capital, and return on equity, the committee will also review TD and peer 3-year TSR and 2-year adjusted earnings per share growth, allowing for consideration of performance over a longer period when determining the impact of relative performance. Only 2-year adjusted earnings per share growth is being considered in 2013 as the Canadian banks changed from Canadian Generally Accepted Accounting Principles (GAAP) to IFRS reporting in 2012, and a longer period would require co-mingling of accounting methodologies. 3-year adjusted earnings per share growth will be considered for 2014.

Determining Funds Available to Allocate

At the end of the fiscal year, the aggregate funds available for allocation as year-end incentive awards are determined by the HRC by multiplying the variable compensation targets for all executives in the plan by the appropriate business performance factor:

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Evaluating Individual Performance to Determine Individual Awards

Once the aggregate funds available for allocation are determined, variable compensation awards for individual executives are made based on consideration of relevant factors.

Under the plan, awards to individual executives may range from 0% to 150% of the calculated funds available (i.e., individual variable compensation target multiplied by the applicable business performance factor). As a result, the range of possible awards for an individual executive is from 0% to 232.5% of target with the top end achieved by multiplying the maximum possible business performance factor of 155% by the maximum possible individual performance multiplier of 150% (155% x 150% = 232.5%). However, the sum of individual awards should not exceed the aggregate funds available under the plan. In practice, awards to individual executives have been within a much narrower range than is theoretically possible under the plan. With the changes made to the plan framework for 2013, the maximum award for an individual executive will decrease to 195% of target (130% business performance factor x 150% individual performance multiplier).

As part of the year-end performance assessment process, all executives are evaluated against a standard set of accountabilities regarding risk and control behaviours. The purpose of the standard accountabilities is to make sure that these important non-financial measures are evaluated and appropriately considered for all executives prior to performance assessments being completed and compensation decisions being made.

DEFERRED COMPENSATION

To ensure executives remain focused on long-term shareholder value, and that actual compensation received is reflective of risk-adjusted performance over time, a significant portion of total compensation for executives is deferred and vests over a period of time. For the majority of executives, the deferred portion of compensation is delivered in a combination of stock options and/or share units according to the following target mix:

	CEO	Group Heads and Deputy Chair	Executive Vice Presidents	Senior Vice Presidents	Vice Presidents
Stock options	23%	20%	15%	10%	0%
Performance share units	47%	40%	35%	30%	0%
Restricted share units	0%	0%	0%	0%	30%
Equity as % of total direct compensation	70%	60%	50%	40%	30%

Certain executives in the United Kingdom are subject to explicit regulatory requirements regarding the composition and structure of compensation. For these executives, a portion of deferred compensation is awarded under a deferred cash incentive plan, the details of which are outlined on page 30.

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Description of Key Deferred Compensation Plans

The following tables provide a brief description of key design elements of the stock option plan, the performance share unit plan, the restricted share unit plan, and the deferred cash incentive plan. Equity awards are granted on a date that falls in an open trading window and is at least three days after the bank and the Canadian peers have released their financial results to allow for the markets to react to these results. The bank uses the closing price on the date immediately preceding the grant date to determine the exercise price of the stock options granted, which is a practice accepted by the TSX.

Stock Options

Eligibility	Bank executives at the senior vice president level and above.
Description	A stock option is the right to purchase a common share of the bank in the future at the closing share price on the day prior to the grant date (the strike price). The number of options granted is determined using the closing share price on the TSX on the trading day preceding the grant date, and a stock option compensation value determined using the Cox-Ross-Rubinstein binomial model.
Term	Options have a 10 year term. Options granted from 2003 to 2008 had a seven year term.
Vesting Schedule	Stock option awards cliff vest at the end of four years. Options granted prior to December 2009 vested 25% per year over four years.
Retention Period	Stock options for certain U.K. based executives are also subject to a retention period post vesting to meet U.K. regulatory requirements.
When can they be exercised	As stock options vest, they are exercisable. Stock options subject to a retention period are exercisable at the end of the retention period. If an executive has not met his or her share ownership requirement, they must, upon exercising stock options, hold the amount equivalent to the after tax gain in the form of bank shares, until the executive’s share ownership requirement has been attained.
Claw back	Beginning with options granted in December 2009, stock options are subject to a claw back in the event of a material misrepresentation resulting in the restatement of financial results or a material error, within a 36 month look-back period. In the event of a material misrepresentation or error, the committee will determine the extent of the claw back (i.e., who, on an individual or plan basis, will be impacted and to what extent) based on the specific circumstances.
Other	Beginning with stock options granted in 2009, unvested stock options can be cancelled by the committee for any reason.

Cliff Vest – For all TD equity plans, the entire award becomes available at the end of the full vesting period which is known as cliff vesting. An alternative approach that is common is to allow equity grants to vest on a gradual or pro-rata basis. At TD we believe cliff vesting provides a greater alignment with long-term shareholder value and allows us to consider risk-adjusted performance over the full term of the award.

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Share Units

Type	Performance Share Units	Restricted Shared Units
Eligibility	Bank executives at the senior vice president level and above.	Bank executives below the senior vice president level; Wholesale Banking executives; and select other employees.
Description

Performance share units are phantom share units that track the price of TD common shares. The number of units granted is determined using the closing share price on the TSX on the trading day preceding the grant date. The final number of performance share units will vary from 80% to 120% of the initial number awarded based on the bank’s three-year TSR relative to the average of the peer group as follows:

(TD TSR – average peer TSR) x 3 +100%

Restricted share units are phantom share units that track the price of TD common shares. The number of units granted is determined using the closing share price on the TSX on the trading day preceding the grant date.
Risk Adjustment	At maturity, the committee has the discretion to reduce the number of units by up to 20% at the plan or individual level based on a review of the risks taken to achieve business results over the life of the award.
Claw back	All share units are subject to a claw back in the event of a material misrepresentation resulting in the restatement of financial results or a material error, within a 36 month look-back period. In the event of a material misrepresentation or error, the committee will determine the extent of the claw back (i.e. who, on an individual or plan basis, will be impacted and to what extent) based on the specific circumstances.
Dividend Equivalents	Dividends will be re-invested in additional units that will be paid at maturity.
When they vest and mature	These awards cliff vest and mature on the third anniversary of the award date.
Retention Period	Share units for certain U.K. based executives are also subject to a retention period post vesting to meet with U.K. regulatory requirements.
How they are paid out

They are paid in cash at maturity or at the end of the retention period (if applicable), unless the executive previously elected to defer them into DSUs.

DSUs are phantom share units that track the price of common shares, receive additional units when dividends are paid on common shares, and may be redeemed for cash only after termination of employment with the bank for any reason.

Other	Redemption value of units can be reduced by the committee in unusual circumstances.

The bank has also issued vesting share units (VSUs) to a small number of executives. VSUs are similar to DSUs, except that they vest over a period of time, typically up to five years.

Deferred Cash Incentive Plan

Eligibility	Certain executives in the UK who are subject to explicit regulatory requirements regarding the composition and structure of compensation.
Description	Deferred cash awards that vest annually over three years at the rate of 33% per year. An additional cash payment, called a service credit coupon, is determined by the committee and is paid at the time of the final cash payment, subject to meeting the terms and conditions in the plan. For awards made in 2012, the service credit coupon will be equal to 10% of the value of the deferred cash awards paid (after adjustments outlined below).
Risk Adjustment	For all deferred cash awards, the committee has the discretion to adjust the value of the award within a ± 20% range at maturity at the plan or individual level based on a review of the risks taken to achieve business results over the life of the award.
Claw back	Deferred cash awards are subject to a claw back in the event of a material misrepresentation resulting in the restatement of financial results or a material error, within a 36 month look-back period. In the event of a material misrepresentation or error, the committee will determine the extent of the claw back (i.e. who, on an individual or plan basis, will be impacted and to what extent) based on the specific circumstances.
How they are paid out	They are paid in cash following each vesting date.
Other	The value of deferred cash awards can be reduced by the committee in unusual circumstances.

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SHARE OWNERSHIP REQUIREMENTS

The bank’s share ownership requirements are designed to align the interests of the bank’s executives with long-term shareholders and are among the highest in the Canadian market. The CEO continues to be subject to the share ownership requirement for two years following retirement and for one year following resignation. Executives at the executive vice president level and above continue to be subject to their share ownership requirement for one year following retirement and for six months in the event of resignation or termination. This is to ensure executives are focused on proper succession and leave the bank in a position to continue to grow long-term value for shareholders following their departure.

All executives, upon exercising stock options, must hold the amount equivalent to the after-tax gain in the form of bank common shares, until the executive’s share ownership requirement has been met. In addition, executives who do not meet their share ownership requirement at the end of their compliance timeline will have their annual compensation mix shifted to equity from cash, until they meet their requirement.

The following tables outline the share ownership requirement for bank executives, and for titled officers in Wholesale Banking:

Bank Title	Share Ownership Requirement	Years to Meet SOR
Group President and Chief Executive Officer	10 x base salary	3
Group Head / Deputy Chair	6 x base salary	3
Executive Vice President	4 x base salary	5
Senior Vice President	2 x base salary	5
Vice President	1.5 x base salary	5
Business Title	Share Ownership Requirement	Years to Meet SOR
President and CEO TD Securities	1 x Target Total Direct Compensation	3
Vice Chair TD Securities	4 x base salary	5
Deputy Chair / Managing Directors	2 x base salary	5

The following table compares actual share ownership against the ownership requirements for the named executive officers:

			Actual Share Ownership of Named Executive Officers at December 31, 2012			Ownership Multiple of Base Salary(1)
Name	Title	Ownership Requirement	Directly Held & Deferred Compensation	Subject to Vesting	Total Ownership	Based on Directly Held & Deferred Compensation Only	Based on Total Ownership
Ed Clark	Group President and Chief Executive Officer	10 x base salary	$79,300,106	$17,748,918	$97,049,023	52.87	64.70
Colleen Johnston	Group Head, Finance and Chief Financial Officer	6 x base salary	$5,985,274	$4,037,934	$10,023,209	11.97	20.05
Bob Dorrance	Group Head, Wholesale Banking, TD Bank Group and Chairman CEO & President, TD Securities	1 x Target Total Direct Compensation	$40,072,948	$10,103,133	$50,176,081	5.34	6.69
Bharat Masrani	Group Head, U.S. Personal and Commercial Banking TD Bank Group and President & CEO TD Bank, America’s Most Convenient Bank	6 x base salary	$17,711,261	$8,427,099	$26,138,360	35.26	52.03
Tim Hockey	Group Head, Canadian Banking, Auto Finance, and Credit Cards, TD Bank Group and President and CEO, TD Canada Trust	6 x base salary	$6,469,351	$6,346,143	$12,815,494	12.94	25.63
Mike Pedersen	Group Head, Wealth Management, Insurance, and Corporate Shared Services, TD Bank Group	6 x base salary	$1,132,745	$6,237,021	$7,369,766	2.27	14.74

Note:

(1)	For Mr. Dorrance, ownership is a multiple of Target Total Direct Compensation.

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Under the bank’s trading policies, all employees and directors are prohibited from hedging their outstanding equity compensation awards through a prohibition against directly or indirectly short selling TD stock and trading in put or call options on TD stock. Reinforcing this prohibition, all equity compensation plans include a general prohibition against entering into any transaction that is designed to, or has the effect of, hedging or offsetting a decrease in the market value of equity awards granted as compensation.

In addition, the named executive officers must pre-disclose to the public, by way of a press release, any intention to trade in common shares, or exercise stock options, no less than five days before the date of the transaction. Named executive officers also disclose to the public the establishment of an automatic disposition plan covering common shares and stock options.

BENEFIT, PERQUISITE, AND PENSION PROGRAMS

Executives participate in the same flexible benefit program as all employees, which provides a comprehensive and competitive array of choices to meet the needs of employees and their families. Benefits may include medical, dental, life and income protection benefits. In North America, certain bank executives are also eligible to receive perquisites under an executive spending account that can be used to pay for a variety of wellness, transportation and club membership related expenses. All perquisites that are deemed taxable by the local tax authority are taxed to the executive and not grossed up.

Executives participate in the same base pension arrangements as employees. In addition, Canadian executives at the vice president level and above are eligible to participate in a supplemental executive retirement plan, the current version of which provides for a flat annual pension accrual for each year of plan participation that varies by executive level. Benefits provided through this plan are inclusive of the benefits available to the executive in the TD pension plans for all employees, as well as government pensions. Details of the pension plans can be found in the narrative accompanying the pension plan tables on page 49 of this circular.

ALIGNMENT TO FINANCIAL STABILITY BOARD PRINCIPLES

In 2009, the FSB published Principles for Sound Compensation Practices that were intended to protect against excessive risk taking and enhance the stability and soundness of the international financial system. The principles have been endorsed by many regulators and governments around the world, including Canada.

During 2010, the committee commissioned an independent review of the bank’s material compensation plans to confirm material alignment with FSB principles and effective risk management. The independent review found that the bank was in material alignment with FSB principles and effective risk management. The following table summarizes the relevant principles and highlights key areas of bank alignment:

Financial Stability Board Principles	TD Comment
1. The Firm’s board of directors must actively oversee the compensation systems design and operation.	Aligned
	•	The HRC is composed entirely of independent directors and is responsible for approving all material compensation plans and policies, including cash compensation, equity compensation, pensions and share ownership requirements.
2. The Firm’s board of directors must monitor and review the compensation system to ensure the system operates as intended.	Aligned
	•	The committee has a formal process for approving the design of executive and equity plans across the organization. Key performance metrics are approved by the committee at the beginning of the year, and performance against the metrics is evaluated at the end of the year. Resulting aggregate awards are approved on an annual basis.
	•	Compensation for individual senior executive team members, the heads of the bank’s control functions, and the 50 most highly compensated employees is approved by the committee annually.
	•	All material plans are reviewed by the committee on a regular cycle to ensure they continue to remain relevant and competitive within TD’s risk appetite. Compensation plans are periodically validated using a stress-testing process.
3. Staff engaged in financial and risk control must be independent, have appropriate authority, and be compensated in a manner that is independent of the business they oversee and commensurate with their key role in the firm.	Aligned
	•	Under the Executive Compensation Plan, the compensation for executives in control functions (risk, audit, compliance, anti-money laundering and finance) is based exclusively on enterprise performance and individual performance, and excludes specific business segment level metrics.
	•	Final performance and compensation decisions for employees in control functions, even for those who are embedded in the business segments, are made by the functional leader to minimize potential for conflict of interest.

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Financial Stability Board Principles	TD Comment
4. Compensation must be adjusted for all types of risk.	Aligned
	•	All executive compensation plans have a discretionary element that allows the committee to appropriately consider risk when determining final awards. To facilitate this consideration, at year-end, the chief risk officer presents an enterprise risk scorecard to the risk and human resources committees. The scorecard assesses the enterprise and business segments’ performance against the bank’s risk appetite.
	•	Final decisions on the appropriate risk adjustment to apply to executive plans are made by the committee following the presentation.
	•	In addition, all bank executives and all TD Securities employees are evaluated against risk and control accountabilities as part of the year-end performance assessment process. Any concerns identified are considered when year-end compensation is awarded, and all such situations are reviewed centrally by the head of human resources to ensure a consistent approach across the bank.
5. Compensation outcomes must be symmetric with risk outcomes.	Aligned
	•	Under the Executive Compensation Plan, all cash incentive and equity compensation awards are variable. This means that a significant portion of compensation for executives is dependent on performance (both business and individual) and includes consideration of risks taken versus the bank’s risk appetite framework.
	•	In addition, a number of other mechanisms have been put in place to ensure that compensation outcomes are symmetric with risk outcomes. For example:
		–	At maturity, the number of share units awarded can be reduced by the committee by up to 20% based on an evaluation of performance versus the risk appetite over the three year deferral period.
		–	All executive compensation awards are subject to claw back in the event of a material misrepresentation resulting in a restatement of financial results, or in the event of a material error.
		–	The committee can also reduce unvested equity compensation to zero in unusual circumstances.
6. Compensation payout schedule must be sensitive to time horizon of risks.	Aligned
	•	A significant portion of total compensation for all executives is awarded as equity based compensation consisting of share units and/or stock options the value of which is based on TD’s share price.
	•	Share units cliff vest at the end of three years, and stock options cliff vest at the end of four years, ensuring sufficient time for the share price to incorporate the impact of risks taken.
	•	To further ensure alignment, at maturity, the committee may reduce share unit awards by up to 20% based on an evaluation of performance versus the risk appetite over the three year deferral period. Awards can be reduced to as low as zero in unforeseen or undesirable circumstances.
	•	In addition, TD has share ownership requirements for executives at the vice president level and above to ensure that their interests are aligned with shareholders at all times. Executives at the executive vice president level and above, continue to be subject to the share ownership requirement for a period of up to two years after they depart from the bank.
7. The mix of cash, equity and other forms of compensation must be consistent with risk alignment.	Aligned
	•	TD determines a cash / equity mix based on title or the ability to impact the risk of the bank, with the percentage awarded as equity increasing with seniority and risk impact. Fifty percent or more of the total compensation for executives at the executive vice president level and above is awarded as equity that cliff vests at the end of three or four years. Individuals who have the authority to make decisions that could have a material impact on the risk of the bank (see description of material risk takers on page 46 for more information) have a minimum of 40% of total compensation awarded as equity.
	•	Having a significant portion of compensation subject to vesting and a risk adjustment at maturity, allows the committee to make sure that actual compensation paid is aligned with risk-adjusted performance over time.

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2012 PERFORMANCE AND COMPENSATION

Highlights:

•	Bank performance exceeded target on virtually all performance indicators.

•

In determining the business performance factor for the CEO and his direct reports, the committee applied negative discretion to take into account the difference between assumptions made when targets were set and performance outcomes during the year, the impact of litigation related expenses experienced by the bank during the year, and the results under the plan for all executives.

Compensation for the named executive officers is awarded through the Executive Compensation Plan, which aligns compensation with key strategic objectives, while also considering risks taken during the year compared to the bank’s risk appetite, and individual performance. This section of the circular highlights bank performance during the year, outlines how that performance translated into the pool of funds available under the Executive Compensation Plan, and then describes the key performance highlights that were considered for each individual named executive officer when the committee determined the final total direct compensation for the year. This section also contains the Summary Compensation Table and other tables that provide details on compensation awarded to the named executive officers as required by the form set forth by the Canadian Securities Administrators.

2012 BANK PERFORMANCE

The bank has established a scorecard outlining key performance indicators that are reported to shareholders as part of the annual report. The following table highlights the bank’s performance against these indicators in 2012:

2012 PERFORMANCE INDICATORS	MET TARGET	2012 BANK RESULTS(1)
Financial
• Deliver above peer average TSR(2)	✓	•	TD Return: TSR of 11.9% vs. Canadian peer average of 11.1%
• Grow adjusted earnings per share (EPS) by 7% to 10%	✓	•	8% adjusted EPS growth
• Deliver above peer average return on risk-weighted assets	✓	•	TD Return: 2.83% vs. Canadian peer average of 2.39%
Business operations
• Grow revenue faster than expenses	✓	•	Revenue growth exceeded expense growth by 1.6%
• Invest in core businesses to enhance customer experience	✓	•	Adjusted efficiency ratio improved to 56.5% compared to 57.5%
		•	For additional information on the bank’s investments in core business, refer to the annual report.
Customer
• Improve CEI scores	✓	•	CEI score of 32% (target 29.8%)
• Invest in core businesses to enhance customer experience.	✓	•	TD Canada Trust named Highest in Customer Satisfaction among the Big Five Retail Banks by J.D Power and Associates for 7th consecutive year(3)
		•	Recognized as the best of the big five Canadian banks for Customer Service Excellence by Ipsos (formerly Synovate) for the 8th consecutive year.
		•	TD America’s Most Convenient Bank named “One of the Nation’s Best Banks” by Money Magazine

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2012 PERFORMANCE INDICATORS	MET TARGET	2012 BANK RESULTS(1)
Employee
• Deliver and be recognized as an extraordinary global workplace	✓		•	Employee engagement score(4) was 4.16 in fall 2012 vs. a target of 4.0

•     Enhance the employee experience by:

  – Listening to our employees

  – Building employment diversity

  – Providing a healthy, safe and flexible work environment

  – Providing competitive pay, benefits and performance-
     based compensation

	✓		•	Named one of Canada’s Top 100 Employers by Mediacorp.
			•	Named one of Aon Hewitt’s Top 50 Best Employers in Canada.
			•	TD Bank, America’s Most Convenient Bank named one of America’s “Best Places to Work” for LGBT employees by the Human Rights Campaign

• Investing in training and development	✓		•	Invested $109.1 million in employee training and development
			•	TD Bank, America’s Most Convenient Bank named one of Training Magazine’s Top 125 for employee training and development
Community
• Donate minimum of 1% of domestic pre-tax profits (five- year average) to charitable and not-for-profit organizations	✓		•	1.3%(5) or $45.3 million, in donations and community sponsorships in Canada vs. 1.3% or $42.6 million, in 2011

•     Make positive contributions by:

  – Supporting employees’ community involvement and
     fundraising efforts

  – Supporting advancements in our areas of focus, which
     include education and financial literacy, creating
     opportunities for young people, creating opportunities
     for affordable housing and the environment

•     Protecting and preserving the environment

	✓		•	U.S.$19.5 million in donations and community sponsorships in the U.S. vs. U.S.$23.7 million in 2011
			•	£64,023 in donations and community sponsorships in the U.K. vs. £73,857 in 2011
			•	$316,000 in domestic employee volunteer grants to 496+ organizations
			•	$25.9 million, or 57.2% of our community giving, was directed to promote our areas of focus domestically
	✓	•		$4.8 million distributed to 1,089 community environmental projects through TD Friends of the Environment Foundation; an additional $5.95 million from TD’s community giving budget was used to support environmental projects(6)

Notes:

(1)

Performance indicators that include an earnings component are based on the bank’s full-year adjusted results. For peers, earnings have been adjusted on a comparable basis to exclude identified non underlying items. Results prepared in accordance with GAAP under IFRS are referred to as “reported.” Adjusted results (excluding “items of note,” net of tax, from reported results) and related terms are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers. See “How the Bank Reports” in the 2012 annual report for further explanation, a list of the items of note and a reconciliation of non-GAAP financial measures. The bank transitioned from Canadian GAAP to IFRS effective November 1, 2011.

(2)	TSR is measured on a one-year basis from November 1, 2011 to October 31, 2012.

(3)

TD Canada Trust received the highest numerical score among the big five retail banks in the proprietary J.D. Power and Associates 2012 Canadian Retail Banking Customer Satisfaction StudySM. Study based on 11,764 total responses. Proprietary study results are based on experiences and perceptions of consumers surveyed February-May 2012. Your experiences may vary. Visit jdpower.com.

(4)	Scale for employee engagement score is from one to five.

(5)	Calculated based on Canadian cash donations/five-year rolling average domestic net income before tax.

(6)	Includes a one-time donation of $500,000 from TD Friends of the Environment Foundation to The Nature Conservancy of Canada in support of TD Forests program.

The scorecard is intended to communicate areas of focus for the bank, and affects compensation for the chief executive officer and other executives in two ways. First, the performance measures embedded in the design of the Executive Compensation Plan were selected to align to a significant degree with the performance indicators contained in the scorecard. Second, as part of the performance evaluation of the chief executive officer, the board reviews the results on the performance scorecard (in addition to other more specific individual performance objectives) to ensure a multifaceted view of performance that includes consideration of important financial and non-financial measures.

Employee Engagement – Twice per year, all TD employees participate in TD Pulse, a confidential employee opinion survey designed to measure the things that matter most to employees, including how they feel about their work, their manager, the people they work with and the organization. The employee engagement score is made up of three questions related to how employees feel about their work, their pride in working for TD, and their future with the organization. The employee engagement score represents the employee’s level of commitment or engagement to their work and the organization.

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2012 PAY FOR PERFORMANCE UNDER THE EXECUTIVE COMPENSATION PLAN

In the approach to compensation section of this circular the following four steps that are used to determine annual compensation awards under the Executive Compensation Plan were described in detail.

Steps two through four occur at the end of the year and are designed to make sure that final compensation awards are appropriately aligned to the risk-adjusted performance of the bank.

Evaluating Business Performance in 2012

The following diagram summarizes the calculation of the business performance factor for the CEO and his direct reports for 2012.

Additional details on the business performance factor calculations are provided in the following table:

Measure	Description of 2012 Performance(1)
1. Internal	•	The following table summarizes the results against the targets that were established for the internal measures of performance during 2012 for the named executive officers and other direct reports of the CEO:
			2011	2012	2012				Impact on
			Actual	Target	Actual	vs. Target	Leverage	Weighting	Factor
		NIAT (growth) ($ in millions) CEI (difference)	$6,432	$6,415	$7,075	10.3%	1	80%	8.2%
			29.4%	29.8%	32.0%	2.2%	5	20%	2.2%
								Total	10.4%
	•	The NIAT targets were approved by the committee at the beginning of the year after considering the outlook for 2012, including significant potential headwinds such as the continued low interest rate environment, ongoing regulatory changes, a potential slow down in economic growth and reduced market activity. When establishing the targets, the committee considered the bank’s expected performance relative to peers, and determined that discretionary adjustments would be made at year end in the event that there were material differences between initial assumptions and actual performance that were not directly attributable to management actions during the year. The committee believed that the targets that were established included an appropriate level of difficulty based on assumptions regarding the external factors that the bank would encounter during the year.
	•	CEI results are a composite of over 70 independent CEI calculations in the bank’s different businesses. Each year, the weighting of the composite is refined to reflect business changes and to ensure that the underlying CEI measures are driving the appropriate behaviours in our front line employees. As a result of the change to the calculation of the composite, the 2011 result has been restated from previous disclosure to provide an appropriate year-over-year comparison.
	•	At the end of the year, the final NIAT and CEI results were compared to the targets that were established, and the impact on the business performance was calculated.

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Measure	Description of 2012 Performance(1)

2. External	•	The 2012 peer group consisted of the following six companies: Bank of Montreal, Canadian Imperial Bank of Commerce, PNC Financial, Royal Bank of Canada, Scotiabank and US Bancorp.
	•	The following is a summary of actual performance against the relative performance measures approved by the committee. The ranking is out of seven companies (including TD), so a fourth place position is median.
		Measure	Result	Ranking
		Adjusted Cash Return on Risk Weighted Assets	2.8%	2nd
		1-year TSR	11.9%	3rd
		Adjusted EPS Growth	8.2%	5th
	•	The committee also considers several other key performance indicators — tier one capital, return on equity, operating leverage, and compensation and benefit expense ratio — to ensure the bank is not a significant outlier relative to peers. In 2012, the bank was comparable to peers on these measures, with the exception of operating leverage where it was a positive outlier relative to peers.
	•	After reviewing the scorecard, and discussing relative performance with senior management including the CEO and CFO, the committee agreed that relative performance was modestly above median during 2012. The committee determined that no adjustment for relative performance was required for 2012.
3a. Risk Adjustment	•	At year-end, the chief risk officer presented an enterprise risk scorecard to the risk and human resources committees. The scorecard considered qualitative and quantitative evaluations of all types of risk across the bank and concluded that all businesses operated within the approved risk appetite during 2012.
	•	As a result, the committee approved no risk adjustments to the Executive Compensation Plan for 2012.
3b. Other Discretionary Adjustments	•	At year-end, the committee considers other relevant factors when determining the final business performance factors to apply. In 2012, the committee reviewed actual experience against the assumptions that were made when the NIAT targets were established. It was determined that many of the headwinds that were expected did not materialize to the degree anticipated when the targets were set. As a result, the committee believed that it was appropriate to use its discretion to moderate results under the Plan.
	•	In addition, the committee considered the impact of the litigation reserves that were reported as items of note during the year. While these were not related to ongoing operations and resulted from customer relationships created in Commerce Bank before it was acquired by the bank, it was a significant financial expense that impacted the bank. As a result, the committee believed that it was appropriate to apply negative discretion to the results calculated under the plan for the CEO and other senior leadership of the bank.
	•	The committee also considered other factors, including the year over year changes in incentive awards under the plan for all executives, and applied a modest amount of additional negative discretion.
	•	After considering the mathematically determined awards under the plan, the difference between assumptions and actual experience, the impact of the litigation reserves, and the results under the plan for all executives, the committee applied negative discretion of 8.4% to achieve a final business performance factor of 102.0% which it thought was appropriate given performance during the year.

Note:

(1)

Performance indicators that include an earnings component are based on TD’s full-year adjusted results as explained in “How the Bank Reports” beginning on page 8 of the 2012 annual report. For peers, earnings have been adjusted on a comparable basis to exclude identified non-underlying items.

Determining Funds Available for 2012

A business performance factor of 102.0% means that the committee could allocate total variable compensation awards to the various members of the senior executive team, including the CEO, equal to 102.0% of target variable compensation for those individuals. Actual awards were higher than the individual variable compensation target multiplied by the business performance factor for some executives, and lower for others.

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Evaluating Individual Performance to Determine Individual Awards — CEO

The last step in determining year-end awards is an evaluation of the executive’s individual performance that is used to allocate final variable compensation from the pool of funds available under the Executive Compensation Plan. The individual performance of TD’s CEO, Ed Clark, is assessed at the end of the fiscal year through a comprehensive process led by the chairman of the board and the chair of the HRC. The assessment incorporates feedback from all board members and includes consideration of performance against the goals and objectives that were agreed to by Mr. Clark and the board at the beginning of the year as well as performance of the bank on the enterprise scorecard (highlights of the enterprise scorecard are outlined on page 34 of this circular).

Based on this annual assessment and in consultation with the committee’s independent advisor, the committee recommends to the board the CEO’s total direct compensation which includes base salary, the annual cash incentive and equity compensation awards.

CEO Performance

Under Mr. Clark’s leadership, the bank had another very strong year in 2012, growing earnings per share by 8%, and passing $7 billion in adjusted earnings for the first time, despite a difficult operating environment. The bank achieved these results while continuing to invest in growth, opening 65 new retail locations during the year. Adjusted net income grew in all businesses, and growth exceeded 10% in both the Canadian and U.S. Personal and Commercial segments. Consistent with the bank’s retail-focused strategy, over 88% of earnings were generated from the bank’s retail businesses.

The bank also continued to be recognized for its focus on providing a comfortable customer experience and a unique and inclusive employee culture – both critical to the success of the bank’s retail focused strategy. TD Canada Trust was recognized as the leader in customer satisfaction among the big Canadian banks by J.D. Power and Associates for the seventh consecutive year, and for excellence in customer service by Ipsos for the eighth consecutive year. The strength of the bank’s employment brand was also recognized again in 2012, with TD being named one of Canada’s Top 100 Employers for the sixth year in a row. TD Bank, America’s Most Convenient Bank continues to be recognized as a leader in customer service and convenience with more store hours than competitors in the Maine-to-Florida footprint.

In addition to the financial and non-financial results achieved during the year, Mr. Clark and the senior executive team took a number of steps to proactively deal with what is expected to be a prolonged period of slow economic growth. The bank implemented a productivity agenda to support continued investments in providing a leading customer and employee experience while operating in a lower expense growth paradigm. The bank also announced two acquisitions – Target’s U.S. credit card portfolio, and Epoch Investment Partners – that are aligned with the bank’s strategy and will position the bank for continued future growth.

When assessing performance and determining compensation, the committee also considered the impact of the litigation reserves that were reported as items of note during the year. While these reserves were not related to ongoing operations and resulted from customer relationships created in Commerce Bank before it was acquired, they represented a significant financial expense that impacted the bank, and as a result adjustments to compensation were considered appropriate. Adjustments were made to both the business performance factor for all senior executive team members, as well as for the individual compensation amounts awarded to Mr. Clark and Mr. Masrani.

CEO Compensation

At the beginning of the year, the HRC worked with its independent advisor to determine a compensation target for the CEO for fiscal 2012. When determining the target, the committee considered compensation targets at the peer group of companies, along with the relative size of the peer companies, and the relative performance and experience of the CEO. After considering these factors, the HRC recommended and the board approved a compensation target for fiscal 2012 of $11 million, no change from the CEO’s 2011 target.

The following table illustrates the mathematically determined results obtained by applying the business performance factor of 102.0% to the target total compensation for the CEO.

	2012 Target Compensation	2012 Business Performance Factor	2012 Funds Available
Salary	$1,500,000	N/A	$1,500,000
Cash Incentive	$1,800,000	102.0%	$1,836,000
Equity Incentive	$7,700,000	102.0%	$7,854,000
Total Direct Compensation	$11,000,000	N/A	$11,190,000

As a result of the CEO’s overall performance, and considering the impact of the litigation reserves reported as items of note during 2012, and the year-over-year decrease in the business performance factor for members of the senior executive team, the

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committee approved final total direct compensation for Mr. Clark of $10,750,000, a 5% decrease from 2011. The following table highlights the final total direct compensation awarded to Mr. Clark for the past two years:

	2011	2012	% of 2012 total
Salary	$1,500,000	$1,500,000	14%
Cash Incentive	$1,960,000	$1,725,000	16%
Equity Incentive	$7,815,000	$7,525,000	70%
Total Direct Compensation	$11,275,000	$10,750,000	100%

In both 2011 and 2012, Mr. Clark elected to defer 100% of his cash incentive award into DSUs. In this manner, the value he ultimately realizes will be linked to TD’s share price performance after his retirement from the bank.

CEO Performance Compensation During Tenure

The following table compares the grant date value of compensation awarded to Mr. Clark in respect of his performance as CEO with the actual value that he has received from his compensation awards during his tenure. The actual compensation that he has received includes salary and cash incentive payments, as well as the value at maturity of share units granted (or current value for units that are outstanding), the value of stock options exercised during the period, and the in-the-money value of stock options that remain outstanding. This analysis allows the committee to consider compensation outcomes for the CEO when determining new awards.

Year	Total Direct Compensation Awarded (000s)(1)	Actual Total Direct Compensation Value as of December 31, 2012 (000s)	Value of $100
			Period	Mr. Clark(2)	Shareholder(3)
2003	$11,125	$19,909	10/31/02 to 12/31/12	$179	$400
2004	$11,550	$17,539	10/31/03 to 12/31/12	$152	$259
2005	$11,050	$12,441	10/31/04 to 12/31/12	$113	$225
2006	$11,400	$12,456	10/31/05 to 12/31/12	$109	$192
2007	$13,500	$14,130	10/31/06 to 12/31/12	$105	$160
2008	$11,000	$19,356	10/31/07 to 12/31/12	$176	$142
2009	$10,400	$13,864	10/31/08 to 12/31/12	$133	$171
2010	$11,275	$11,908	10/31/09 to 12/31/12	$106	$151
2011	$11,275	$11,685	10/31/10 to 12/31/12	$104	$122
2012	$10,750	$ 8,846	10/31/11 to 12/31/12	$ 82	$115
			Weighted Average	$125	$194

Notes:

(1)

Includes salary and variable compensation awarded at year-end in respect of performance during the year. 2008 includes equity compensation that was awarded and subsequently forfeited. 2009 excludes a one-time option award granted to Mr. Clark in March 2009 to replace the value of pension payments foregone when his employment agreement was extended.

(2)	Represents the actual value to Mr. Clark for each $100 awarded in total direct compensation during the fiscal year indicated.

(3)	Represents the cumulative value of a $100 investment in common shares made on the first day of the period indicated, assuming reinvestment of dividends.

Evaluating Individual Performance to Determine Individual Awards — Other Named Executives

The final stage in determining year-end awards for the other named executive officers under the Executive Compensation Plan involves an evaluation of their performance and allocating compensation based on this evaluation. Other named executive officers’ individual performance is assessed by the CEO against pre-defined goals and objectives that were agreed to by the named executive officer and the CEO at the beginning of the year.

To ensure a comprehensive performance assessment for the direct reports of the CEO that includes consideration of non-financial measures, the CEO and the Head of Human Resources meet with the chief auditor and chief risk officer to get their views on control focus, culture, tone at the top, capability requirements, and/or organizational structure. In addition, for the heads of key control functions including the chief financial officer, the chief risk officer, the chief compliance office, the chief auditor and the chief anti-money laundering officer, the CEO meets with the risk and audit committees of the board to receive their feedback on the performance of the executives.

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Based on the results of the annual assessment process outlined above, and in consultation with the committee’s independent advisor, the committee considers and approves the named executive officers’ total direct compensation, which includes base salary and the annual cash incentive and equity compensation awards.

Colleen Johnston

Ms. Johnston continues to play an important role in the success of TD, representing the bank externally and leading several key enterprise wide financial and non-financial initiatives including the productivity agenda that is a key enabler of the bank’s ability to continue to make investments in providing a leading customer and employee experience while operating in a lower expense growth paradigm. During the year Ms. Johnston was recognized as CFO of the year by Financial Executives International Canada, PWC, and Robert Half International. In addition, under her leadership, the investor relations team has continued to be recognized as a leader in Canada receiving six IR Magazine awards including the Grand Prix for Best Overall Investor Relations (large cap) and the Best Investor Relations by a CFO (large cap).

As a result of the year-over-year decrease in the business performance factor for members of the senior executive team, and considering the strength of her overall performance, the committee approved final total direct compensation for Ms. Johnston of $2,950,000, a 2% decrease from 2011. The following table highlights the final total direct compensation awarded to Ms. Johnston for the past two years:

	2011	2012	% of 2012 total
Salary	$500,000	$500,000	17%
Cash Incentive	$700,000	$680,000	23%
Equity Incentive	$1,800,000	$1,770,000	60%
Total Direct Compensation	$3,000,000	$2,950,000	100%

Bob Dorrance

Under Mr. Dorrance’s leadership, the Wholesale Banking segment delivered net income of $880 million, an increase of 8% from 2011. These results were achieved through stronger results in core businesses, partially offset by reduced securities gains in the investment portfolio. During the year, the business continued to deliver on its strategic objective of being a top investment dealer in the Canadian market including: ranking #1 in equity block trading and syndications, #2 in corporate debt underwriting, and #3 in announced mergers & acquisitions. Performance during the year generated a return on common equity in excess of 20% despite a significant increase in capital to align with future requirements under Basel III.

As a result of his overall performance, the committee approved final total direct compensation for Mr. Dorrance of $7,750,000, an 8% increase from 2011. The following table highlights the final total direct compensation awarded to Mr. Dorrance for the past two years:

	2011	2012	% of 2012 total
Salary	$500,000	$500,000	6%
Cash Incentive	$2,360,000	$2,600,000	34%
Equity Incentive	$4,290,000	$4,650,000	60%
Total Direct Compensation	$7,150,000	$7,750,000	100%

Bharat Masrani

Under Mr. Masrani’s leadership, U.S. Personal and Commercial Banking (US P&C) achieved record adjusted earnings of US$1.416 billion, an increase of 10% from 2011. These record earnings were achieved despite a challenging operating environment including the continuing low interest rate environment, and regulatory and legislative changes that have impacted product offerings and earnings. During the year, US P&C continued to invest in growing the U.S. franchise adding 41 new stores, and continuing to lead in customer service and convenience with more store hours than competitors in the Maine-to-Florida footprint. Leveraging the customer service and convenience brand, US P&C was able to achieve significant loan and deposit growth while maintaining strong credit quality.

When assessing performance and determining compensation, the Committee also considered the impact of the litigation reserves that were reported as items of note during the year. While these reserves were not related to ongoing operations and resulted from customer relationships created in Commerce Bank before it was acquired, they represented a significant financial expense that impacted the bank, and as a result, an adjustment to compensation was made.

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As a result of the year-over-year decrease in the business performance factor for members of the senior executive team, and considering the impact of the litigation reserves reported as items of note during 2012 and the strength of his overall performance, the committee approved final total direct compensation for Mr. Masrani of U.S.$5,950,000, a 6% decrease from 2011. The following table highlights the final total direct compensation awarded to Mr. Masrani for the past two years:

	2011	2012	% of 2012 total
Salary	U.S.$500,000	U.S.$500,000	8%
Cash Incentive	U.S.$2,020,000	U.S.$1,880,000	32%
Equity Incentive	U.S.$3,780,000	U.S.$3,570,000	60%
Total Direct Compensation	U.S.$6,300,000	U.S.$5,950,000	100%

Tim Hockey

Under Mr. Hockey’s leadership, Canadian Personal and Commercial Banking (Cdn P&C) achieved record adjusted earnings of $3.408 billion, an increase of 12% from 2011. Results during the year benefitted from the successful close of the MBNA acquisition, and strong deposit and volume growth across several lines of business. Cdn P&C also continued to be recognized as an industry leader in customer service, receiving external recognition from J.D. Power and Associates for the seventh consecutive year, and by Ipsos for the eighth consecutive year. In addition, the credit card business, for which Mr. Hockey has enterprise accountability, has been well positioned for continued future growth with the announced acquisition of Target’s U.S. credit card portfolio.

As a result of the year-over-year decrease in the business performance factor for members of the senior executive team, and considering the strength of his overall performance, the committee approved final total direct compensation for Mr. Hockey of $4,600,000, a 2% decrease from 2011. The following table highlights the final total direct compensation awarded to Mr. Hockey for the past two years:

	2011	2012	% of 2012 total
Salary	$500,000	$500,000	11%
Cash Incentive	$1,360,000	$1,340,000	29%
Equity Incentive	$2,840,000	$2,760,000	60%
Total Direct Compensation	$4,700,000	$4,600,000	100%

Mike Pedersen

Under Mr. Pedersen’s leadership, both the Wealth and Insurance businesses reported record earnings in 2012. In Wealth, performance was strong across all major business lines with the Canadian direct investing business continuing to lead the market in share of assets and trades, and the Canadian advice business gaining market share as measured by assets, despite volatile markets. The U.S. business was also strengthened with the announced purchase of Epoch Investment Partners, which will also broaden the bank’s offerings for Canadian retail and institutional clients.

The Insurance business was able to deliver record earnings despite an unfavourable prior year claims development, as well as challenges from unpredictable weather conditions. During the year, premium growth was strong, and the business maintained the #1 ranking in the Canadian market as a direct writer of home and auto insurance, and #2 ranking in personal lines. In addition, customer satisfaction scores were doubled primarily as a result of strategic investments in additional client-facing roles, increased training and streamlined processes.

As a result of the year-over-year decrease in the business performance factor for members of the senior executive team, and considering the strength of his overall performance, the committee approved final total direct compensation for Mr. Pedersen of $4,600,000, a 1% decrease from 2011. The following table highlights the final total direct compensation awarded to Mr. Pedersen for the past two years:

	2011	2012	% of 2012 total
Salary	$500,000	$500,000	11%
Cash Incentive	$1,360,000	$1,340,000	29%
Equity Incentive	$2,790,000	$2,760,000	60%
Total Direct Compensation	$4,650,000	$4,600,000	100%

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SUMMARY COMPENSATION TABLE

The Summary Compensation Table below includes all of the prescribed disclosure under Form 51-102F6 Statement of Executive Compensation (in respect of financial years ending on or after December 31, 2008). This year, the bank has chosen to include six named executive officers as the total direct compensation awarded to the fifth and sixth officers is similar.

Name and Principal Position	Year	Salary ($)	Share- based Awards ($)	Option-Based Awards(1)		Non-Equity Annual Incentive Plans(2) ($)	Pension Value(3) ($)	All Other Compensation(4) ($)	Total Compensation ($)
				(#)	($)
Ed Clark	2012	$1,500,000	$5,025,000	140,156	$2,500,047	$1,725,000	$0	$134,192	$10,884,239
Group President and	2011	$1,500,000	$5,210,010	161,608	$2,605,024	$1,960,000	$0	$113,373	$11,388,407
Chief Executive Officer	2010	$1,500,000	$5,210,053	154,624	$2,605,028	$1,960,000	$0	$118,601	$11,393,682
Colleen Johnston	2012	$500,000	$1,180,000	33,080	$590,068	$680,000	$17,000	$36,424	$3,003,492
Group Head, Finance	2011	$500,000	$1,200,016	37,224	$600,029	$700,000	$212,400	$41,132	$3,253,577
and Chief Financial Officer	2010	$500,000	$1,140,063	33,836	$570,052	$640,000	$162,900	$31,017	$3,044,032
Bob Dorrance	2012	$500,000	$2,893,333	98,484	$1,756,718	$2,600,000	N/A	$8,017	$7,758,068
Group Head, Wholesale Banking, TD Bank Group and	2011	$500,000	$2,860,021	88,716	$1,430,049	$2,360,000	N/A	$8,000	$7,158,070
Chairman CEO & President, TD Securities	2010	$500,000	$3,040,022	109,812	$1,850,058	$2,710,000	N/A	$7,942	$8,108,022
Bharat Masrani(5)	2012	$502,350	$2,341,682	65,640	$1,170,860	$1,888,836	$(48,100)	$1,122,833	$6,978,461
Group Head, U.S. Personal and Commercial Banking,	2011	$493,400	$2,566,282	79,604	$1,283,169	$1,993,336	$81,200	$576,863	$6,994,250
TD Bank Group and President and CEO, TD Bank, America’s Most Convenient Bank	2010	$519,100	$2,421,426	71,864	$1,210,728	$1,972,580	$71,500	$143,595	$6,338,929
Tim Hockey	2012	$500,000	$1,840,000	51,580	$920,063	$1,340,000	$(431,600)	$36,654	$4,205,117
Group Head, Canadian Banking, Auto Finance, and	2011	$500,000	$1,890,073	58,936	$950,013	$1,360,000	$52,600	$35,364	$4,788,050
Credit Cards, TD Bank Group and President and CEO, TD Canada Trust	2010	$500,000	$1,800,046	53,424	$900,061	$1,300,000	$39,000	$596	$4,539,703
Mike Pedersen	2012	$500,000	$1,840,000	51,580	$920,063	$1,340,000	$183,600	$12,495	$4,796,158
Group Head, Wealth Management, Insurance, and	2011	$500,000	$1,860,032	57,696	$930,025	$1,360,000	$225,000	$23,401	$4,898,458
Corporate Shared Services, TD Bank Group	2010	$500,000	$1,740,054	51,344	$865,018	$1,195,000	$104,200	$17,275	$4,421,547

Notes to the Summary Compensation Table:

(1)

In 2012, the grant date fair value (compensation value) was greater than the accounting fair value for the stock option awards for Mr. Clark, Mr. Dorrance, Mr. Masrani, Mr. Hockey, Mr. Pedersen and Ms. Johnston by $306,605, $215,444, $143,594, $112,836, $112,836 and $72,366 respectively.

The compensation value and accounting fair value for all stock option awards is determined using a Cox-Ross-Rubinstein (binomial) model. The compensation value for December 2012 awards was 22% of the share price. This is the average compensation value for stock option awards for the five years from December 2007 to December 2012. The accounting fair value for the December 2012 awards was 19.3% using the following inputs: risk free interest rate of 1.43%; expected life of 6.25 years; volatility of 27.23%; and dividend yield of 3.51%.

(2)

Non-equity incentive plan compensation consists of the annual cash incentive referred to throughout the Compensation Discussion and Analysis section of this circular. Executives may elect to defer their annual cash incentive into DSUs. Mr. Clark deferred 100%, Mr. Dorrance deferred 75%, and Ms. Johnston deferred 80% of their respective annual cash incentive awards into DSUs.

(3)

The pension value reported is the “compensatory value” of the projected pension accrued for service during the reporting period (service cost). The compensatory value also includes the impact on the accrued obligation of plan changes (if any) and any difference between actual and estimated earnings used to calculate the actuarial value of the pension obligation. Additional details on the bank’s pension plans for named executive officers are provided beginning on page 49 of this circular.

(4)

The aggregate value of perquisites is calculated using the incremental cost to the bank for providing the personal benefit to the named executive officer. The following table provides details for the 2012 amounts reported above:

Name	Year	Transportation Costs	Housing Related Costs	Financial Planning	Tax Equalization*	Wellness	Premiums and Applicable Taxes	401(k) Employer Matching	Total Incremental Cost
Ed Clark	2012	$24,606	$16,787	N/A	N/A	$70,532	$22,266	N/A	$134,192
Colleen Johnston	2012	$16,995	$1,706	N/A	N/A	$16,967	$757	N/A	$36,424
Bob Dorrance	2012	$7,260	$0	N/A	N/A	$0	$757	N/A	$8,017
Bharat Masrani*	2012	$39,229	$0	$31,146	$1,011,669	$8,232	$1,562	$30,995	$1,122,833
Tim Hockey	2012	$30,681	$542	N/A	N/A	$4,674	$757	N/A	$36,654
Mike Pedersen	2012	$9,564	$2,175	N/A	N/A	$0	$757	N/A	$12,495

* Mr. Masrani is provided with tax equalization on stock options awarded prior to his transfer to the United States in fiscal 2006. Stock options awarded after his transfer are not tax equalized. The tax equalization amount varies from year to year depending on the number of options exercised and the value realized.

Certain perquisite items included in 2010 and 2011 were updated this year for consistency with the bank’s methodology.

(5)

Mr. Masrani’s compensation was awarded to him in U.S. dollars. The exchange rate used to convert all of his compensation, excluding share-based and option-based awards, was the Bank of Canada’s average US/CDN exchange rate for the fiscal year (2012 = 1.0047; 2011 = 0.99; 2010 = 1.04). The exchange rate used to convert Mr. Masrani’s share-based and option-based awards into Canadian dollars was the US/CDN Reuters spot rate on the date the awards were granted (2012 = 0.98; 2011= 1.02; 2010 = 1.01).

42    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards and Share-Based Awards

The following table presents details of all outstanding option-based awards and outstanding unvested share-based awards at December 31, 2012:

	Option-based Awards							Share-based Awards
	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-money Options ($)			Number of Shares or Units of Shares that have Not Vested (#)		Market or Payout Value of Share-based Awards that have Not Vested(1) ($)		Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed(1,2)
Name	Vested	Unvested			Vested	Unvested	Total	Min(3)	Target	Min	Target	$
Ed Clark	198,304	0	$67.42	December 14, 2013	3,238,304	0	3,238,304
	245,732	0	$72.67	December 10, 2014	2,722,711	0	2,722,711
	252,104	0	$42.50	December 11, 2015	10,399,290	0	10,399,290
	464,466	154,822	$36.14	March 3, 2019	22,113,226	7,371,075	29,484,302
	0	158,152	$65.98	December 14, 2019	0	2,810,361	2,810,361
	0	154,624	$73.25	December 13, 2020	0	1,623,552	1,623,552
	0	161,608	$73.27	December 12, 2021	0	1,693,652	1,693,652
	0	140,156	$81.08	December 13, 2022	0	374,217	374,217
								169,542	211,927	14,199,134	17,748,918	56,438,198
Total	1,160,606	769,362			$38,473,531	$13,872,857	$52,346,388	169,542	211,927	$14,199,134	$17,748,918	$56,438,198
Colleen Johnston	38,696	0	$67.42	December 14, 2013	631,906	0	631,906
	42,596	0	$72.67	December 10, 2014	471,964	0	471,964
	64,428	0	$42.50	December 11, 2015	2,657,655	0	2,657,655
	0	36,244	$65.98	December 14, 2019	0	644,056	644,056
	0	33,836	$73.25	December 13, 2020	0	355,278	355,278
	0	37,224	$73.27	December 12, 2021	0	390,108	390,108
	0	33,080	$81.08	December 13, 2022	0	88,324	88,324
								38,571	48,214	3,230,347	4,037,934	4,636,723
Total	145,720	140,384			$3,761,524	$1,477,765	$5,239,289	38,571	48,214	$3,230,347	$4,037,934	$4,636,723
Bob Dorrance	109,632	0	$67.42	December 14, 2013	1,790,291	0	1,790,291
	111,400	0	$72.67	December 10, 2014	1,234,312	0	1,234,312
	196,080	0	$42.50	December 11, 2015	8,088,300	0	8,088,300
	0	108,732	$65.98	December 14, 2019	0	1,932,168	1,932,168
	0	109,812	$73.25	December 13, 2020	0	1,153,026	1,153,026
	0	88,716	$73.27	December 12, 2021	0	929,744	929,744
	0	98,484	$81.08	December 13, 2022	0	262,952	262,952
								96,508	120,634	8,082,506	10,103,133	24,592,114
Total	417,112	405,744			$11,112,903	$4,277,890	$15,390,792	96,508	120,634	$8,082,506	$10,103,133	$24,592,114
Bharat Masrani	81,912	0	$72.67	December 10, 2014	907,585	0	907,585
	52,424	0	$72.67	December 10, 2014	580,858	0	580,858
	14,716	0	$72.81	December 14, 2014	160,993	0	160,993
	194,280	0	$42.50	December 11, 2015	8,014,050	0	8,014,050
	0	76,884	$65.98	December 14, 2019	0	1,366,229	1,366,229
	0	71,864	$73.25	December 13, 2020	0	754,572	754,572
	0	79,604	$73.27	December 12, 2021	0	834,250	834,250
	0	65,640	$81.08	December 13, 2022	0	175,259	175,259
								80,498	100,622	6,741,679	8,427,099	9,297,292
Total	343,332	293,992			$9,663,486	$3,130,309	$12,793,795	80,498	100,622	$6,741,679	$8,427,099	$9,297,292
Tim Hockey	45,144	0	$67.42	December 14, 2013	737,202	0	737,202
	62,252	0	$72.67	December 10, 2014	689,752	0	689,752
	31,212	0	$42.50	December 11, 2015	1,287,495	0	1,287,495
	0	56,012	$65.98	December 14, 2019	0	995,333	995,333
	0	53,424	$73.25	December 13, 2020	0	560,952	560,952
	0	58,936	$73.27	December 12, 2021	0	617,649	617,649
	0	51,580	$81.08	December 13, 2022	0	137,719	137,719
								60,620	75,775	5,076,915	6,346,143	5,634,280
Total	138,608	219,952			$2,714,449	$2,311,653	$5,026,102	60,620	75,775	$5,076,915	$6,346,143	$5,634,280
Mike Pedersen	62,252	0	$72.67	December 10, 2014	689,752	0	689,752
	0	52,720	$65.98	December 14, 2019	0	936,834	936,834
	0	51,344	$73.25	December 13, 2020	0	539,112	539,112
	0	57,696	$73.27	December 12, 2021	0	604,654	604,654
	0	51,580	$81.08	December 13, 2022	0	137,719	137,719
								59,578	74,472	4,989,617	6,237,021	979,311
Total	62,252	213,340			$689,752	$2,218,319	$2,908,071	59,578	74,472	$4,989,617	$6,237,021	$979,311

Notes:

(1)	The December 31, 2012 TSX closing price for a common share was $83.75.

(2)	Represents vested share-based awards which are not paid out including DSUs and VSUs.

(3)

Represents 80% of the outstanding unvested performance share units, which is the lowest number of units possible under the plan terms. The committee may, in its discretion, cancel outstanding unvested share units.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     43

Value on Vesting or Pay-Out of Incentive Plan Awards

The table below presents details of all awards that vested in the most recently completed calendar year.

		Option-based Awards(1)		Share-based Awards(2)
		Number Vested During the Year	Value Vested During the Year	Number of Initial Units	Number of Units ± Performance Adjustment	Number of Units Vested During the Year(3)	Value Vested During the Year
Name	Grant Date	(#)	($)	(#)	(#)	(#)	($)
Ed Clark	December 14, 2006	0	$0
	December 10, 2007	0	$0
	December 11, 2008	63,026	$2,401,921
	March 3, 2009	154,822	$7,066,076
	December 14, 2009			72,750	16,142	96,850	$7,853,548
	December 14, 2009	0	$0
	December 13, 2010	0	$0
	December 12, 2011	0	$0
	December 13, 2012	0	$0
Colleen Johnston	December 14, 2006	0	$0
	December 10, 2007	0	$0
	December 11, 2008	16,107	$613,838
	December 14, 2009			16,293	3,615	21,690	$1,758,871
	December 14, 2009	0	$0
	December 13, 2010	0	$0
	December 12, 2011	0	$0
	December 13, 2012	0	$0
Bob Dorrance(4)	December 14, 2006	0	$0
	December 10, 2007	0	$0
	December 11, 2008	49,020	$1,868,152
	December 14, 2009			50,016	11,097	66,585	$5,399,355
	December 14, 2009	0	$0
	December 13, 2010	0	$0
	December 12, 2011	0	$0
	December 13, 2012	0	$0
Bharat Masrani	December 10, 2007	0	$0
	December 14, 2007	0	$0
	December 11, 2008	48,570	$1,851,003
	December 14, 2009			35,768	7,936	47,617	$3,861,247
	December 14, 2009	0	$0
	December 13, 2010	0	$0
	December 12, 2011	0	$0
	December 13, 2012	0	$0
Tim Hockey	December 14, 2006	0	$0
	December 10, 2007	0	$0
	December 11, 2008	28,012	$1,067,537
	December 14, 2009			25,387	5,633	33,797	$2,740,592
	December 14, 2009	0	$0
	December 13, 2010	0	$0
	December 12, 2011	0	$0
	December 13, 2012	0	$0
Mike Pedersen	December 10, 2007	0	$0
	December 11, 2008	25,911	$987,468
	December 14, 2009			23,492	5,212	31,274	$2,536,021
	December 14, 2009	0	$0
	December 13, 2010	0	$0
	December 12, 2011	0	$0
	December 13, 2012	0	$0

Notes:

(1)

Beginning in December 2009 stock option awards vest at the end of four years. Prior to December 2009, stock option awards vested and became exercisable at a rate of 25% per year for each of the first four years of the term. The option-based awards detailed in this table represent 25% of each of the grants with options vesting in March 2012 and December 2012.

(2)

The performance share units granted on December 14, 2009 vested and matured on December 14, 2012. The performance factor applied to determine the final number of units paid out to participants at maturity was 120%, based on the bank’s relative three-year TSR versus the comparator group established at the time the award was granted.

(3)	Number of units vested during the year includes dividends equivalents.

(4)	Mr. Dorrance elected to defer 100% of his matured performance share units into DSUs.

44    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

BANK PERFORMANCE AND EXECUTIVE COMPENSATION

Five Year TSR Comparison

The following graph compares the five year TSR for common shares, to the return for the S&P/TSX Composite Index and the S&P/TSX Composite Index Banks.

CUMULATIVE VALUE OF A $100 INVESTMENT ASSUMING REINVESTMENT OF DIVIDENDS

(at the price determined by the bank pursuant to the bank’s Dividend Reinvestment Plan)

Growth in Compensation Relative to Growth in Adjusted Net Income and Market Capitalization

The following graph illustrates the change in total compensation awarded to (i) the CEO and (ii) named executive officers (including CEO), compared to the change in Adjusted Net Income Available to Common Shareholders and Market Capitalization since 2007.

Since 2007, the total compensation awarded to (i) the CEO decreased 26% and (ii) the top five named executive officers (including CEO) decreased 8%, compared to growth in Market Capitalization of 45% over the same period and growth in the Adjusted Net Income Available to Common Shareholders of 63% over the same period. To provide a consistent basis of comparison, the figures for 2012 include the total compensation for only the top five named executive officers.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     45

COST OF MANAGEMENT RATIO

The cost of management ratio expresses the total of all types of compensation awarded to the top five named executive officers of the bank as a percentage of the adjusted net income available to common shareholders and of market capitalization.

Year	Total NEO Compensation (millions)	Adjusted Net Income Available to Common Shareholders(1) (2) (millions)	Cost of Management Ratio	Market Capitalization (millions) (1)	Cost of Management Ratio
2012	$32.83	$6,775	0.48%	$74,417	0.04%
2011	$33.58	$6,074	0.55%	$67,782	0.05%
2010	$33.42	$5,034	0.66%	$64,526	0.05%

Notes:

(1)	The bank transitioned from Canadian GAAP to IFRS effective November 1, 2011.

(2)	For further information on the bank’s adjusted results, see note 1 on page 35 of this circular

Notes to the Pay for Performance Indexed at 2007 graph and the Cost of Management Ratio

Total compensation for the top five named executive officers includes fiscal base salary, annual incentive award, share based awards, option awards, pension value and all other compensation for the executive officers named in the circular for the years indicated. One-time awards have been excluded from total compensation.

ADDITIONAL DISCLOSURE

Highlights:

•	All individuals who may have a material impact on the risk of the bank have been identified, and have a minimum of 40% of compensation awarded as equity that vests after a minimum of three years.

•

TD Securities Performance Compensation Plan has similar governance features to the Executive Compensation Plan including risk adjustments at the pool and individual level, ability to reduce the pool to zero, and a significant portion of total compensation awarded as equity.

The bank is committed to providing detailed disclosure to enable shareholders to evaluate the bank’s compensation plans, policies, and practices. This section of the circular provides additional information required by regulators or recommended under disclosure best practices. Included are details on material risk takers, key design characteristics of the TD Securities Performance Compensation Plan, additional summary compensation information required by the FSB, pension plans, termination and change of control benefits, and additional information on stock options.

MATERIAL RISK TAKERS

Under FSB principles, senior executives and groups of executives, as well as other employees whose actions could have a material impact on the risk exposure of the firm should have a significant portion of variable compensation deferred over a period of years. The purpose of the deferral is to make sure that these individuals are incented in a manner that is consistent with the long-term performance and sustainability of the firm.

To align with the FSB principle described above, the human resources and risk management teams collaborated to identify individuals across the bank who have the authority to impact the risk exposure of the bank in a material way. As a starting point, management determined that all bank titled senior vice presidents and above would be considered material risk takers. In addition, the bank considered all other individuals who, in the normal course of their daily accountabilities (and operating within the bank’s Code of Conduct and Ethics) can make decisions which impact the risk exposure of the bank in excess of $50 million.

All material risk takers are participants in either the Executive Compensation Plan which is described in detail in the Approach to Compensation section of this circular or the TD Securities Performance Compensation Plan which is described below.

46    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

DESIGN OF THE TD SECURITIES PERFORMANCE COMPENSATION PLAN

In TD Securities, senior leaders and all executives in control and support functions participate in the Executive Compensation Plan. Other revenue producing employees and certain other employees who directly support front office employees in the pursuit of revenue generating opportunities participate in the TD Securities Performance Compensation Plan.

Funds Available for Allocation

Under the Performance Compensation Plan, there is one global pool available for allocation as year-end variable compensation awards.

The pool is calculated based on a combination of financial performance and discretionary adjustments (including consideration of risk) approved by the committee:

At the beginning of the fiscal year, the committee approves the funding rates that will be used. At the end of the fiscal year, the calculated pool is subject to a discretionary adjustment approved by the committee that includes consideration of risks taken during the year against the board-approved risk appetite framework. Each year the approved global pool of funds available is allocated to the business lines in TD Securities on a discretionary basis. Factors considered when allocating the pool include, but are not limited to the following: business performance; strategic initiatives; risk management; and market levels of compensation. The amounts allocated to a specific business are not directly linked to the funding rates used to derive the global pool. This approach ensures there are no direct drive arrangements in place that might incent risk taking outside of the risk appetite or result in inappropriate compensation awards.

Determination of Individual Awards

Senior business leaders are responsible for allocating their portion of the approved pool to the individual employees within their business. Individual award decisions are determined as a total direct compensation award. They are discretionary and there are no formulae or explicit guidelines for making award decisions. Factors considered include, but are not limited to the following: individual and business performance; teamwork; leadership; risk management; market environment; market levels of compensation; and potential future contribution to TD. As part of the year-end performance assessment process, all TD Securities employees are evaluated on a scorecard of governance, control and risk management behaviours. The governance, control, and risk management factors on the scorecard are a factor in the year-end compensation decision.

Deferred Compensation

A significant portion of total compensation for Performance Compensation Plan participants is awarded as equity, with the equity portion of compensation delivered in restricted share units that vest at the end of three years. The following table outlines the minimum percentage of total direct compensation that is awarded as equity for employees at each TD Securities titled level.

	Vice Chair	Managing Director	Vice President & Director	Employees with Comp > C$500,000
Cash compensation (salary + cash incentive)	60%	65%	80%	80%
Restricted share units (deferred)	40%	35%	20%	20%

In addition to the guidelines above, employees who have the authority to make decisions that could have a material impact on the risk of the bank will have a minimum of 40% of total compensation deferred. All restricted share units vest at the end of three years, are subject to a discretionary adjustment based on risk outcomes over the vesting period, are subject to claw back in certain circumstances, and can be cancelled at the discretion of the committee prior to vesting. These features ensure that final payouts can be appropriately linked to risk-adjusted performance over the medium term.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     47

ADDITIONAL SUMMARY COMPENSATION INFORMATION

In 2011, the Basel Committee on Banking Supervision published Pillar 3 Disclosure Requirements for Remuneration. In addition to detailed descriptions of governance, and key features of the bank’s approach to compensation, additional quantitative information is required for senior management and material risk takers.

For the purposes of the tables below, senior management has been identified as the named executive officers listed in the proxy in each of the years indicated, and material risk takers are the individuals identified through the process described on page 46 of this circular (excluding the named executive officers). There were 177 material risk takers identified in 2011 and 193 material risk takers identified in 2012, excluding the named executive officers.

Table 1: 2012 Compensation Awards

The following table summarizes the value of compensation awarded in respect of 2011 and 2012. The value of equity compensation (share units and stock options) awarded is reported based on the expected value of the award on the date of grant.

	2011		2012
All numbers in C$ millions	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers
Fixed Compensation
Salary (1)	$3.5	$47.4	$4.0	$48.6
Variable Compensation Awards
Cash Incentive (non-deferred)	$8.4	$79.2	$9.6	$89.5
Deferred Cash Incentive (2)	$0	$1.1	$0.0	$1.1
Share Units (deferred)	$13.6	$79.0	$15.1	$88.3
Stock Options (deferred)	$6.8	$23.9	$7.9	$21.8
Other
Guaranteed Awards (3)	$0	$7.2	$0.0	$3.2
Sign on Awards (4)	$0	$27.2	$0.0	$17.8

Notes:

(1)	Salary is the annual salary as at October 31.

(2)	A deferred cash incentive plan was introduced in 2011 for certain U.K. participants to align compensation structure with U.K. regulatory requirements.

(3)

Three individuals identified as material risk takers received guaranteed awards in 2012 versus six in 2011. Guaranteed awards include any portion of the target total direct compensation that was guaranteed during the year.

(4)	31 individuals identified as material risk takers received sign-on awards in 2012 versus 34 in 2011. Sign-on awards include any one-time compensation agreed to when an employee joined the bank.

Table 2: Deferred Compensation

The following table summarizes the value of vested and unvested deferred compensation outstanding as at December 31 as well as the value of deferred compensation paid during the calendar year.

	2011(1)		2012(1)
All numbers in C$ millions	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers
Unvested
Share Units	$45.3	$276.5	$52.9	$305.7
Stock Options	$26.4	$33.7	$27.3	$46.1
Deferred Cash Incentive (2)	$0.0	$1.1	$0.0	$2.4
Vested
Share Units	$79.7	$92.3	$101.6	$116.2
Stock Options	$54.9	$63.2	$66.4	$58.7
Deferred Cash Incentive (2)	$0.0	$0.0	$0.0	$0.0
Paid during calendar year
Share Units	$16.7	$89.5	$18.8	$101.7
Stock Options	$10.8	$42.7	$27.3	$37.3
Deferred Cash Incentive (2)	$0.0	$0.0	$0.0	$0.4

Notes:

(1)	Based on the TSX closing price of a common share on December 31, 2012 of $83.75, and on December 30, 2011 of $76.29.

(2)	A deferred cash incentive plan was introduced in 2012 for certain U.K. participants to align compensation structure with U.K. regulatory requirements.

48    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

100% of the vested and unvested awards listed in Table 2 are subject to either implicit adjustments (e.g. fluctuations in the stock price or changes in the performance share unit multiplier) and/or explicit adjustments (e.g. risk adjustment, claw back, or forfeiture of awards).

As outlined in the description of deferred compensation plans in the “Description of Key Deferred Compensation Plans” section of this circular, the bank’s equity share unit plans include the ability for the committee to reduce the value of an award by up to 20% at maturity based on an evaluation of risk during the deferral period. No such adjustments were made in 2012. In addition, the bank’s share price increased during the year, and the performance share unit multiplier for units that matured in 2012 was 120% based on the bank’s TSR relative to peers during the three year deferral period. As a result there are no decreases in the value of deferred compensation to report due to implicit adjustments during the year.

PENSION PLAN BENEFITS

Highlights:

•

Mr. Masrani, Mr. Hockey, Ms. Johnston and Mr. Pedersen participate in a supplemental executive retirement plan called the Executive Benefit Plan, which is closed to new members. The plan provides for a defined benefit pension of two percent of eligible earnings for each year of credited service, inclusive of deemed or actual benefits under government pensions and TD retirement plans. Caps are applied to years of credited service and eligible earnings, based on the executive’s level. Receipt of the executive pension is dependent on compliance with conduct provisions.

•

Mr. Clark’s employment arrangements provide for a lifetime pension that is inclusive of benefits earned at CT Financial Services Inc. Mr. Clark’s pension was frozen in October 2010, with no further accruals, and continues to be subject to conduct provisions. Upon retirement, Mr. Clark’s pension will provide a lifetime annual pension of $2.4885 million and will continue unreduced to Mr. Clark’s surviving spouse for her lifetime following his death. Mr. Clark’s arrangements are explained under Pension Arrangements for Mr. Clark.

The named executive officers participate in different bank retirement plans, with the exception of Mr. Dorrance who does not participate in any bank retirement plans.

The following section describes the retirement plans in which one or more of the named executive officers continue to participate. In addition, there are several plans in which the named executive officers accrued benefits but no longer actively participate, including the TD Securities U.K. Group Personal Pension Plan, the TD Banknorth Supplemental Plan, the TD Banknorth Pension Plan, and the Canada Trust Money Purchase Plan.

Executive Benefit Plan

The bank offers an unfunded executive plan that includes a portion of executives’ incentive compensation. Executives who participate in this plan must comply with conduct provisions to receive full payment. This plan determines the total pension payable from all TD retirement plans in which the executive previously and currently participates. The portion not paid from a registered/qualified plan is paid as a supplemental benefit. The executives’ total TD pension is determined based on the following plan provisions:

Participating named executive officers	Ms. Johnston, Mr. Hockey, Mr. Masrani and Mr. Pederson
Pension formula	The greater of the benefit determined as 2% of final average earnings multiplied by years of service from date of hire (maximum of 30 or 35 years, as applicable) is the executive’s total pension available from all plans, inclusive of pensions payable under the other TD plans in which the executive has been eligible to participate and government pension plans (e.g. Canada/Quebec Pension Plan). The total pension is reduced if the executive does not have the same years of service in TD’s registered pension plans.
Final average earnings

The average of the best consecutive five years of pensionable earnings, in the ten years prior to retirement, where pensionable earnings are capped, as follows:

¡    salary frozen at October 31, 2010, plus annual incentive to a maximum of 120% of actual salary (maximum of 30 years), or

¡    pensionable earnings (salary, plus incentive to a maximum of 120% of salary) frozen at October 31, 2012 (maximum of 35 years).

Retirement age	63
Reduction for early pension commencement	The portion of the executive’s pension provided by the Executive Benefit Plan is reduced on an actuarially equivalent basis if payments commence before age 62.
Form of pension	The portion of the executive’s pension provided by the Executive Benefit Plan is paid for the life of the executive with 50% of the pension amount continuing to the surviving spouse after death. Other optional forms of payment are available on an actuarially equivalent basis.

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Pension Fund Society

The bank offers a registered defined benefit pension plan to Canadian employees to assist them in providing for their retirement. The named executive officers, with the exception of Mr. Dorrance, participate in the Pension Fund Society which was closed to new members on January 30, 2009. The pension payable is part of the total pension the executive will receive from TD, and is determined based on the following plan provisions:

Participating named executive officers	Mr. Clark, Ms. Johnston, Mr. Hockey, Mr. Masrani and Mr. Pedersen
Pension formula	1.4% of final average earnings up to the average government limit plus 2% of final average earnings above the average government limit multiplied by years of plan membership (maximum of 35 years).
Final average earnings	The average of the best consecutive five years of salary in the last 10 years prior to retirement.
Average government limit	The average of the last five years’ maximum pensionable earnings for the Canada/Quebec Pension Plan prior to retirement.
Member contributions	3.85% of salary up to the government limit plus 5.5% of salary above the government limit, up to the applicable Income Tax Act maximum of $17,254, in 2012. All named executive officers who are active participants in the plan make contributions at the maximum level.
Retirement age	63
Reduction for early pension commencement	Pension is reduced according to a formula based on the number of years and months the pension commences before his or her 62nd birthday. The reduction is 0.33% per month for the first four years, plus 0.45% per month for the next three years, plus 0.60% per month for each additional month.
Form of pension	Pensions are paid for the life of the member with 50% of the pension amount continuing to the surviving spouse after the retiree’s death. Other optional forms of payment are available on an actuarially equivalent basis.
Limit on pension	The annual pension is limited to the maximum set out by the Income Tax Act. For 2012, the maximum pension is $2,646.67 per year of membership.

TD Bank 401(k) Retirement Plan

TD Bank, America’s Most Convenient Bank, provides a qualified 401(k) defined contribution retirement plan to U.S. employees to assist them in providing for their retirement. The pension payable is part of the total pension the executive will receive from TD, and is determined based on the following plan provisions:

Participating named executive officer	Mr. Masrani
Provisions	The bank makes annual core contributions to the plan based on a percentage of the employee’s eligible compensation, depending on the age and years of service of the employee. Employees are also eligible to make contributions by deferral of eligible compensation into the plan up to prescribed limits, and the bank matches 100% of employee deferrals on the first 3% of eligible compensation and 50% on the next 3% of eligible compensation. The retirement benefit payable from the plan is determined based on the member’s account balance and annuity purchase rates at retirement.
Retirement age	65

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PENSION ARRANGEMENTS FOR MR. CLARK

Mr. Clark’s employment arrangements provide for a lifetime pension determined using the annual average of Mr. Clark’s highest consecutive 36 months’ salary and a percentage that became fixed in October 2010. Mr. Clark’s estimated pension consists of: a supplemental pension determined as if Mr. Clark was a participant in the bank’s Executive Benefit Plan (the TD Pension Arrangement); an incremental supplemental pension that results from the pension arrangements that CT Financial Services Inc. promised to Mr. Clark (the CT Pension Arrangement); and an additional supplemental pension that arose from the discontinuance of the Term Certain Annuity. Mr. Clark’s pension is inclusive of all benefits from pension plans that he participates in as a result of his employment with the bank and the Canada Trustco Mortgage Company. Pension benefits are payable for life, and would continue unreduced to Mr. Clark’s surviving spouse for her lifetime following his death.

During 2009, Mr. Clark agreed to changes in his employment arrangements which included the freezing of his pension benefits at $2.4885 million, effective October 2010. For service after October 2010, Mr. Clark will accrue no additional pension benefit. Further details about Mr. Clark’s employment agreement are provided starting on page 52 of this circular.

ACCRUED NAMED EXECUTIVE OFFICER PENSION OBLIGATION

The following table shows years of service, estimated pension amounts and changes in the accrued pension obligation for the named executive officers from October 31, 2011 to October 31, 2012.

	Years of Service		Annual (Pension) Benefit Payable		Accrued Obligation at October 31, 2011(3)(4)	2012 Compensatory Change(5)	2012 Non Compensatory Change(6)	Accrued Obligation at October 31, 2012(3)(4)
Name	October 31, 2012(1)	Age 65	October 31, 2012	Age 65(2)
Ed Clark
– TD Pension Arrangement	21.0	21.0	$1,000,000	$1,000,000	$13,036,000	$0	$1,263,000	$14,299,000
– CT Pension Arrangement	21.0	21.0	$818,000	$818,000	$12,342,000	$0	$1,029,000	$13,371,000
– Other CT compensation	N/A	N/A	$670,500	$670,500	$9,360,000	$0	$845,000	$10,205,000
Colleen Johnston	22.5	34.4	$435,200	$705,000	$3,601,600	$17,000	$925,900	$4,544,500
Bharat Masrani(7)	25.5	34.1	$519,600	$703,300	$4,871,300	$(48,100)	$1,159,200	$5,982,400
Tim Hockey	29.4	45.0	$625,300	$747,200	$4,203,800	$(431,600)	$1,241,000	$5,013,200
Mike Pedersen	5.3	26.5	$149,100	$552,100	$910,300	$183,600	$348,000	$1,441,900

Notes:

(1)

Represents credited service for the named executive officer’s executive plan, which provides the majority of the pension benefit. Credited service for the Pension Fund Society is 8.5 years for Ms. Johnston, 9.9 years for Mr. Hockey, 6.2 years for Mr. Masrani, and 5.3 years for Mr. Pedersen. Mr. Masrani’s credited service for the TD Banknorth qualified plan is 2.33 years.

(2)

The estimated pension amounts at age 65 are calculated assuming current salary and incentive compensation payments continue unchanged until retirement and with service projected to age 65. Government benefits are excluded.

(3)	All pension values include the cost of amounts payable from all bank plans in which the named executive officer previously and currently participates.

(4)

Values were determined using the same valuation method and actuarial assumptions used for determining the pension obligations and pension expense disclosed in Note 25 of the 2012 consolidated financial statements of the bank.

(5)

Compensatory value includes the value of the projected pension accrued for service during the reporting period (service cost) and the impact on the accrued obligation of plan changes and any difference between actual and estimated earnings.

(6)

Non compensatory changes in the obligation in 2012 include amounts attributable to interest accruing on the beginning of year obligation, changes in the actuarial assumptions and other experience gains and losses.

(7)

Mr. Masrani’s accrued pension is inclusive of pension benefits from all TD retirement plans for his Canadian, U.K. and U.S. service. His U.K. pension benefit has been converted to Canadian dollars using the Bank of Canada’s average exchange rate for the period of November 1, 2011 to October 31, 2012 (C$ 1.59 = £1.00), and his U.S. pension benefit has been converted into Canadian dollars using the Bank of Canada’s average exchange rate for the period November 1, 2011 to October 31, 2012 (C$ 1.0047 = U.S.$1.00).

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EMPLOYMENT ARRANGEMENTS, TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Arrangements — Group President and Chief Executive Officer

In February 2009, the board extended Mr. Clark’s employment agreement. His previous agreement was set to expire on October 10, 2010, and the extension is an open ended agreement that will last beyond April 2013. As part of the terms of the renewed agreement, Mr. Clark’s pension was frozen in October 2010, and he will not receive any pension payments that would have been due to him after October 2010. In addition, as part of the extension, Mr. Clark agreed to waive his right to severance pay under any circumstances.

In return for foregoing pension payments that he was due to receive after October 2010. Mr. Clark received an option grant in March 2009 with a present value at the time of $4.7 million. The value of the option grant delivered was equivalent to the value of the pension payments Mr. Clark gave up. In this manner, Mr. Clark replaced earned cash with at-risk equity, further enhancing his alignment with shareholders over the long term. The option grant is subject to a claw back in the event of a material misrepresentation resulting in the restatement of financial results.

Mr. Clark had previously received 170,000 DSUs which in part replaced a term certain annuity agreed to under his original employment agreement when he joined the bank in 2000. The DSUs vested fully on June 1, 2010.

The following table describes the termination benefits that Mr. Clark would receive under the terms of his current employment agreement in the event he leaves the bank under various circumstances:

Effective Date	February 25, 2009
Resignation, Retirement	•	Base salary to the date of departure.
	•	The special DSU grant will be paid out.
	•	Pension — benefit frozen as of October 2010 at $2,488,500.
	•	Severance — No severance amounts will be payable.
Termination without Cause	•	Base salary and pro-rata annual incentive to the date of termination.
	•	The special DSU grant will be paid out.
	•	Pension — benefit frozen as of October 2010 at $2,488,500.
	•	Severance — No severance amounts will be payable.
Termination with Cause	•	Base salary to the date of termination.
	•	Pension — reduced from $2,488,500 to $978,000 plus registered pension plan benefits.
In addition, Mr. Clark is bound by certain conduct provisions under the employment agreement:
Non-Compete	Mr. Clark agrees not to compete, without the prior written consent of the bank, directly or indirectly, with the bank or any major subsidiary or major downstream affiliate of the bank by being employed by or associated with or otherwise involved with any major financial institution in the world for a period of two years.
Non-Solicitation	Mr. Clark agrees not to, directly or indirectly, take any steps to induce or solicit any executive of the bank to terminate his or her employment with the bank for any reason, for a period of two years.
Non-Compliance	If Mr. Clark fails to meet his obligations, a significant portion of his pension shall be suspended or forfeited, and he would not be able to make any related claims against the bank unless he is terminated without cause.
Employment Arrangements — Group Head, Finance and Chief Financial Officer
Pension	As a term of her employment, Ms. Johnston was granted an additional five years of service, plus two years of service for each of her first 10 years of service, for the purpose of determining the portion of her pension provided by the Executive Benefit Plan. Actual years of service apply for Ms. Johnston’s benefit under the Pension Fund Society. This exception to policy was granted to provide Ms. Johnston with a competitive pension at retirement age which would not have otherwise been possible given her years of experience prior to being recruited to the bank.
Termination Without	Ms. Johnston’s employment arrangements with the bank entitle her to a severance consisting of:
Cause	•	24 months of base salary and annual incentive. The annual incentive is determined using an average of the previous three year actual annual incentive received.
	•	Pro-rata annual incentive reflecting the percentage of year worked should termination occur during the year.

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Employment Arrangements — Group Head, Wealth Management, Insurance and Corporate Shared Services
Pension	Subject to future vesting requirements, Mr. Pederson is eligible to receive an additional eight years of service, for the purpose of determining the portion of his pension provided by the Executive Benefit Plan, as follows:
	•	2 years of service for each year of service from 2011 to 2013, which will vest on January 1, 2014, and
	•	2 years of service for each year of service from 2014 to 2018, which will vest on January 1, 2019.
Actual years of service apply for Mr. Pedersen’s benefit under the Pension Fund Society. This exception to policy was granted to provide Mr. Pedersen with a competitive pension at retirement age which would not have otherwise been possible given his years of experience prior to being recruited to the bank.

Calculation of Termination Benefits

The actual amounts that a named executive officer would receive upon termination of employment can only be determined at the time he or she leaves the bank. There are many factors affecting the nature and the amount of any benefits provided and as a result, actual amounts may be higher or lower than what is reported. Factors that could affect the reported amounts include the timing during the year of termination, share price and the named executive officer’s age and years of service. For purposes of illustration, the following assumptions have been made when calculating the termination benefit and bank policies or practices in place at the time of termination for each named executive officer:

•	Termination date of December 31, 2012;

•	The December 31, 2012 TSX closing price for a common share was $83.75; and

•	Pension benefits have been calculated using the fiscal year-end date of October 31, 2012.

The amounts stated below are the incremental values of such benefits that the named executive officer could be entitled to for each of the termination scenarios. Negative values reflect a reduction of annual pension payable and equity forfeiture.

All numbers in C$ millions Event	Ed Clark	Colleen Johnston	Bob Dorrance	Bharat Masrani	Tim Hockey	Mike Pedersen
Resignation
Severance		$0			$0	$0
Equity	Eligible for	$0	Eligible for	Eligible for	$0	$0
Annual pension payable	Retirement	$0	Retirement	Retirement	$0	$0
Total		$0			$0	$0
Retirement
Severance	$0		$0	$0
Equity	$31.6	Not Eligible for	$14.4	$11.6	Not Eligible for	Not Eligible for
Annual pension payable	$0	Retirement	N/A	$0	Retirement	Retirement
Total	$31.6		$14.4	$11.6
Termination without cause:
Severance	$0	$2.4	$6.2	$4.9	$3.7	$3.6
Equity (in addition to retirement amount)	$0	$2.2	$0	$0	$3.4	$3.3
Annual pension payable	$0	$0	N/A	$0	$0	$0
Total	$0	$4.6	$6.2	$4.9	$7.1	$6.9
Termination with cause:
Severance	$0	$0	$0	$0	$0	$0
Equity	$(38.5)	$(3.8)	$(11.1)	$(9.7)	$(2.7)	$(0.7)
Annual pension payable	$(1.4)	$(0.4)	N/A	$(0.4)	$(0.6)	$(0.1)
Total	$(39.9)	$(4.2)	$(11.1)	$(10.1)	$(3.3)	$(0.8)
Change of control(1):
Severance	$0	$2.4	$6.2	$4.9	$3.7	$3.6
Equity (in addition to retirement amount)	$0	$5.5	$0	$0	$8.7	$8.5
Annual pension payable	$0	$0	N/A	$0	$0	$0
Total	$0	$7.9	$6.2	$4.9	$12.4	$12.1

Note:

(1)	An executive must be terminated within 24 months of a change of control to receive the incremental values indicated.

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The treatment of equity under each of the termination scenarios is governed by the terms of the various equity plans, which are summarized in the following table.

	Share Units	Stock options	Deferred Share Units	Vesting Share Units
Resignation	Forfeited.	Vested stock options can be exercised within 30 days.	Redeemable upon resignation.	Forfeited if resignation is within the vesting period. If resignation occurs after the vesting period, the VSUs will be redeemable upon resignation.
Retirement	Mature in normal course subject to compliance with the conduct provisions and other plan terms.	Options remain outstanding and vest in accordance with their terms. Options expire on the earlier of the original expiry date and five years from the date of retirement.	Redeemable upon retirement.	Forfeited if retirement occurs within the vesting period. If the retirement occurs after the vesting period, the VSUs will be redeemable upon retirement.
Termination without Cause	Entitled to a pro-rata share based on the number of full 12 month periods since the award date. Units mature in normal course subject to compliance with the conduct provisions and other plan terms.	Vested stock options and those that vest within 90 days may be exercised within 90 days. For stock options that vest at the end of four years, holders are entitled to a pro-rata share based on the number of full 12 month periods since the award date.	Redeemable upon termination.	Entitled to a pro-rata share based on the number of full 12 month periods since the award date, subject to compliance with the conduct provisions. If the termination occurs after the vesting period, the units will be redeemable upon termination.
Termination with Cause	Forfeited.	Forfeited.	Redeemable upon termination.	Forfeited.
Change of Control (if terminated within 24 months following a change of control)	Continue to vest and are paid out at the original maturity date.	All stock options vest immediately upon termination and remain exercisable for 90 days following termination.	Redeemable upon termination.	All unvested units vest immediately, and are redeemable upon termination.

A change of control occurs when:

(i)  Outstanding voting shares of the bank represent less than 50 percent of the combined voting power of the new entity; or

(ii)  There is, or is expected to be, a change of 50 percent or more of the directors of the bank; or

(iii)  The board considers that there are other circumstances where it is appropriate to apply the change of control provision.

Conduct Provisions Resulting in Forfeiture

Except for DSUs, entitlement to equity awards in all cases is subject to compliance with the conduct provisions and all other plan terms. Conduct resulting in reduction and/or forfeiture of executive portion of pension and equity includes:

•	Conduct constituting cause for discipline or dismissal.

•	Solicitation of customers/employees.

•	Disclosure of confidential information.

•	Competition with the bank (does not apply to restricted, performance and vesting share units in a termination without cause scenario).

•	Failure to sign a participation agreement.

•	Failure to certify compliance with conduct provisions.

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STOCK OPTIONS

The following section includes prescribed disclosure under Form 51-102F5 Information Circular and TSX Company Manual Section 613 Security Based Compensation Arrangements.

Stock options are governed by the 2000 Stock Incentive Plan, which was originally approved by shareholders at the bank’s 2000 annual meeting. Under the 2000 Stock Incentive Plan, stock appreciation rights and other stock-based awards (such as restricted shares) may also be awarded. However, to date, only stock options have been issued under this plan. There were also a number of stock option plans assumed as a result of the 2007 TD Banknorth Inc. privatization, the 2008 Commerce Bancorp, Inc. acquisition, and the acquisition of The South Financial Group, Inc. (TSFG) in 2010 (referred to below as ‘legacy plans’). TD Banknorth stock options that were to expire after December 31, 2008, all outstanding Commerce stock options, and, all outstanding TSFG stock options and stock appreciation rights were converted into bank stock options/stock appreciation rights by adjusting both the exercise price and number of options/stock appreciation rights as specified in the respective Merger Agreement. As a result, a bank common share will be issued upon the exercise of an outstanding option under the legacy plans. Stock appreciation rights issued under TSFG legacy plan will be settled in cash upon exercise. The terms and conditions of the legacy plans will remain in place until all issued and outstanding options/stock appreciation rights are exercised or expire (no options/stock appreciation rights exceeded a ten year term) and no further grants of stock options/stock appreciation rights will be made under these plans. Participation in the legacy plans extended to middle management and in some cases outside directors of the acquired companies. The information below applies to awards under the bank’s 2000 Stock Incentive Plan, unless stated otherwise.

Securities Authorized for Issuance Under the Stock Option Plans

The following table shows, as of January 24, 2013, aggregate information for the bank’s stock option plans and the legacy plans which are the only compensation plans under which equity securities of the bank are authorized for issuance from treasury.

The maximum percentage of common shares reserved for issuance to insiders when they exercise stock options may not exceed 10% of the common shares issued and outstanding, and the maximum percentage of common shares reserved for issuance to any one person upon the exercise of stock options may not exceed 5% of the common shares issued and outstanding.

	Securities to be issued upon exercise of outstanding stock options (a)		Weighted- average Exercise price of Outstanding Options (b)	Number of securities remaining available for future issuance (excluding securities reflected in column (a)) (c)		Total stock options outstanding & available for grant (a) + (c)
Equity Compensation Plans	% of common shares outstanding	No.		% of common shares outstanding	No.	% of common shares outstanding	No.
2000 Stock Incentive Plan	1.33%	12,223,321	$64.68	1.52%	13,953,244	2.85%	26,176,565
TD Banknorth legacy Stock Option Plans(1)	0.04%	340,622	U.S.$55.20	nil	nil	0.04%	340,622
Commerce Bancorp legacy Stock Option Plans(1)	0.22%	1,981,525	U.S.$61.17	nil	nil	0.22%	1,981,525
TSFG legacy Stock Option Plans(1)	0.00%	326	U.S.$6,296.83	nil	nil	0.00%	326
Overall	1.58%	14,545,794	$64.14	1.52%	13,953,244	3.10%	28,499,038

Note:

(1)

The information is aggregated for the 10 TD Banknorth legacy plans, three Commerce Bancorp legacy plans, and seven TSFG legacy plans under which common shares are issuable on a basis consistent with TD’s acquisition of the shares of TD Banknorth Inc., Commerce Bancorp, Inc. and TSFG. All legacy plans received shareholder approval on inception. The bank assumed the legacy plans pursuant to an exemption from shareholder approval under the TSX Company Manual. The exchange rate used to convert the weighted average exercise price to Canadian dollars was the Bank of Canada exchange rate on January 24, 2013 (C$1.0029 = U.S.$1.00).

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Plan Features

Currently, bank executives at the senior vice president level and above are eligible to participate in the stock option plan. Details on the term and vesting schedule of stock options are set out under the heading “Description of Key Deferred Compensation Plans”. The term of outstanding stock options under all plans do not exceed ten years. The following table provides more details on the features of the stock option plans.

Exercise price	The exercise price is equal to the closing price of the bank’s common shares on the TSX on the trading day immediately before the date the stock options are granted. Under the legacy plans the exercise price was set at no lower than either the fair market value (or a mean average sale price), or the closing price, of the underlying security on the day of the grant. The bank does not back date stock options.
Stock Appreciation Rights	Upon exercise of a stock appreciation right the holder receives a cash payment equal to the fair market value. This is the difference between the average of daily high and low board lot TSX trading prices of common shares on the exercise date and the stock appreciation right exercise price (being no less than the fair market value on the trading day before the grant). Stock appreciation rights can also be granted with a stock option, in which case, upon exercise the stock option is surrendered and the holder receives a cash payment equal to the difference between the fair market value on the exercise date and the stock option exercise price. Although the 2000 plan allows for the granting of stock appreciation rights, the bank has not granted any to date. Under one of the TSFG legacy plans, stand alone stock appreciation rights are outstanding. TSFG stock appreciation rights settle in cash upon exercise for the difference between the fair market value on the exercise date and the stock appreciation right exercise price.
Transfer / Assignment of Stock Options	Stock options may be transferred by will and laws of succession. With the consent of the plan administrator and where permitted by law, stock options may be assigned to a spouse, or the participant’s or spouse’s personal holding corporation, trustee, custodian, administrator, RRSP, or RRIF. Most legacy plans only permit the transfer of stock options by will and laws of succession; however, in some plans, an award may be transferred with committee consent and where permitted by law, or where required by domestic order.

Circumstances under which an individual is no longer entitled to participate	The information detailed below excludes any reference to one of the legacy plans designed for outside directors as under that plan, outstanding stock options continue under normal plan terms in all termination scenarios.
	•	Termination for Cause: Stock options are forfeited. Generally, this also applies to the legacy plans. In some of the legacy plans however, the stock options are not immediately forfeited but do expire early (no later than three years after termination for cause).
	•	Termination without Cause: Stock options expire early. Vested stock options and those that vest within 90 days can be exercised during that 90-day period. After that time, all outstanding stock options are forfeited. Generally, stock options under the legacy plans vested as of the date of termination may be exercised within 60 days to three years from the date of termination (depending on the plan).
	•	Retirement: Stock options will continue with normal vesting, but may expire earlier depending on the circumstances. All outstanding stock options under the legacy plans that continue following retirement may expire early (depending on the plan).
	•	Resignation: Vested stock options can be exercised within 30 days, after which time they are forfeited. Unvested stock options are forfeited immediately. Under the legacy plans, where stock options are not forfeited, generally stock options may be exercised within 60 days to three years from the date of resignation (depending on the plan).
	•	Death or Disability: All stock options vest immediately and the exercise period may be reduced, depending on the circumstances, but stock options cannot be exercised after three years following the event. For the legacy plans, the exercise period may vary from three months to up to three years.
	•	Other Circumstances: The plan administrator may extend an early expiry date in limited circumstances.

Plan Amendments	Under the specific amendment procedure approved by TD shareholders at the 2007 annual meeting and amended at the 2011 annual meeting, shareholder approval is required for the following:
	(i)	an increase in the number of shares reserved under the plan;
	(ii)	a reduction in the exercise price of an outstanding award or cancellation and re-issuance of an award under different terms which in effect results in a reduction in the exercise price of the award;
	(iii)	an extension of the original stock option expiry date;
	(iv)	re-introduction of non-employee directors as being eligible for new award grants under the plans;
	(v)	a change that would have the effect of allowing a transfer of an award other than for normal estate planning/settlement purposes;
	(vi)	any amendment to remove or to exceed the insider participation limit set forth in the “Award Grant Limitations” section of the Plan; and
	(vii)	any amendment to the amendment provisions set forth in section 14 of the Plan.
Approval is required in each case, except where the amendment results from any adjustment made under the anti-dilution or conditional expiry date provisions in the plans. Beyond these material plan amendments, the board of directors may make changes to the plans (such as for administrative matters, of a drafting or clarifying nature, or to address regulatory and other developments). In setting and amending the terms of the bank’s stock option plans, the HRC reviews and recommends the terms and conditions of any new plan or any change in the terms and conditions of any existing plan to the board of directors for approval.
Financial Assistance to Participants	Until the end of 2009, the bank offered all Canadian employees an employee banking benefit that could be used to purchase shares under the plans and to achieve share ownership requirements. The bank no longer offers these loans. Loans approved up to December 31, 2009 were in the form of a demand loan for the purchase of common shares, capped at the employee’s base salary up to a maximum of $250,000, with an interest rate equivalent to the dividend yield on common shares set quarterly, in advance, with a ten year term and amortization. There are no such loans to named executive officers to purchase shares under the plans. Otherwise, any loans to purchase shares or facilitate the exercise of stock options were made on market terms and conditions. No financial assistance is available for the exercise of stock options under the legacy plans.

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Guidelines on Stock Option Overhang, Dilution and Burn Rate

The following table summarizes the total number of stock options granted to eligible executives during each of the last six calendar years.

Year	# of Stock Options Granted	# of Participants
2012	1,667,283	159
2011	1,921,996	164
2010	1,730,612	143
2009	2,363,988	135
2008	3,332,736	315
2007	1,970,788	287

As of December 31, 2012, TD’s performance against the maximum guidelines set for overhang, dilution and burn rate are as follows (including TD Banknorth, Commerce Bancorp and TSFG converted options):

Rate	Description	Guideline	2012	2011	2010	2009	2008
Overhang	Overhang is defined as all stock options available for issue and stock options outstanding, divided by the number of total shares outstanding	7.5% or less of the number of shares outstanding.	3.12%	1.96%	2.56%	3.54%	4.23%
Burn Rate	Burn rate is defined as the total number of stock options issued in a year, divided by the number of total shares outstanding	Less than 1% of the number of shares outstanding.	0.18%	0.21%	0.20%	0.20%	0.39%

As a result of the Commerce Bancorp acquisition, 19.6 million Commerce Bancorp stock options were converted into 10.8 million bank stock options using the exchange ratio set out in the merger agreement. As per the merger agreement, all outstanding Commerce Bancorp options became vested upon the closing of the acquisition. The fair value of the converted options that were vested was $263 million on the conversion date, which was recorded in contributed surplus and was part of the acquisition consideration.

As a result of the TSFG acquisition, 2.9 million TSFG stock options were converted into 11,179 bank stock options using the exchange ratio set out in the merger agreement. As per the merger agreement, all outstanding TSFG options became vested upon the closing of the acquisition. The fair value of the converted options that were vested was $0 on the conversion date (September 30, 2010).

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DIRECTORS’ AND EXECUTIVE OFFICERS’ INDEBTEDNESS AND

OTHER TRANSACTIONS WITH THE BANK

Except for routine indebtedness, there is no outstanding indebtedness for any employees, executive officers and directors of the bank. In addition, none of the bank’s directors or executive officers had a material interest in any material transaction or proposed transaction involving the bank in the last year.

The bank has a number of policies and procedures that govern the review and approval of transactions with directors and officers. Under the bank’s Code of Conduct and Ethics, all employees, including officers, and directors must disclose at the earliest opportunity to their manager or, in the case of the CEO or a director, to the board, any interest they have in an existing or proposed material contract or transaction involving TD in which they may have some influence or perceived interest.

The bank’s Corporate Governance Guidelines also contain procedures regarding director conflicts of interest, which are described in Schedule B — Disclosure of Corporate Governance Practices in this circular. Under the Bank Act and its charter, the audit committee is responsible for oversight of transactions with related parties, a group that includes directors and senior officers as defined by the Bank Act. The audit committee has established procedures that apply to a broad range of transactions with related parties, from the provision of products or services to a related party, to the purchase of assets or services from a related party. In general, all transactions with related parties must be on market terms and conditions unless, in the case of banking products and services for bank officers, otherwise stipulated under approved policy guidelines that govern all employees. Any loans to directors and executive officers must also be made in accordance with the U.S. Sarbanes-Oxley Act of 2002.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The bank has purchased, at its expense, a Blended Financial Lines and Executive & Professional Liability insurance program that includes Directors’ and Officers’ Liability insurance. This insurance provides protection for directors and officers against claims alleging liability or wrongful acts while serving in their capacity as directors and officers of the bank including its majority-held subsidiaries and entities over which the bank has a controlling influence. This insurance has a dedicated policy limit of $300 million per claim and in the aggregate for the 12 months ending May 1, 2013. There is no deductible for this coverage. The insurance applies in circumstances where the bank does not indemnify its directors and officers for their acts or omissions. Premiums paid by the bank relating to unindemnifiable directors’ and officers’ liability insurance are approximately $2.0 million.

DIRECTORS’ APPROVAL

The Board of Directors has approved the contents of this circular and its sending to the common shareholders.

Kevin N. Thompson

Vice President, Legal and Corporate Secretary

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SCHEDULE A

SHAREHOLDER PROPOSALS

The following eight proposals have been made by holders of common shares of the bank for consideration at the meeting. The board of directors opposes these proposals for the reasons set out after each of them.

Proposals A, B, C, D and E were submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC) of 82 Sherbrooke Street West, Montreal, Quebec, H2X 1X3. The proposals were submitted in French and translated into English by the bank.

Proposals F, G and H were submitted by Ken Christie of 123 Hillhurst Blvd., Toronto, Ontario, M5N 1N7.

Proposal A:    Enhanced disclosure of oversight exercised over pension plans.

It is resolved that the Board of Directors annually reassure shareholders and stakeholders that the pension plans offered by the Bank are managed according to the best practices of good governance.

Shareholder’s Statement:    The Bank offers defined benefit and defined contribution pension plans. In recent years, several concerns have been raised about the solvency and management of such plans. Using the Canadian Institute of Chartered Accounts’ excellent document 20 Questions Directors Should Ask about their Role in Pension Governance as a reference point, we will give directors, shareholders, employees — in short, all stakeholders — a sense of the issues related to these plans. Organizations are increasingly choosing defined contribution pension plans.

“With defined contribution pension plans, the members bear the investment risk. For that reason, conventional wisdom holds that defined contribution plans carry little (if any) investment liability and risk exposure for directors. This conventional wisdom is wrong. Directors bear responsibility because the sponsor is involved in the selection of investment managers, in the asset classes that are offered, and in confirming that the book value limit in foreign investments is not exceeded. Member education and monitoring of investment performance and choices are matters that warrant the Board’s ongoing attention. Directors bear risks of litigation due to failure to educate members, or selection and retention of poor investments or managers.

Sponsors bear the funding and investment risks for defined benefit pension plans. They must track the funded status and asset performance. Specifically, the need for additional contribution outlays may significantly affect the financial results of the sponsoring organization. Also, the tracking entails monitoring capital markets in Canada and in major markets abroad, as most plans invest close to the book value limit in foreign investments.”

“Ultimately directors are at risk, regardless of which type of plan their organization sponsors.”

A recent analysis by DBRS, a rating agency, of some 500 defined benefit pension plans in Canada and the United States reveals that close to two-thirds of the plans were significantly underfunded in the past year.

An oral report and certification of the plans’ sound condition and of the quality of the oversight exercised by the Board of Directors should be an item on the agenda of the Annual General Meeting.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The bank agrees that vigilant oversight of our pension plans is of the utmost importance. We are confident that we have established a robust governance model and ongoing oversight and review processes with respect to our pension plans. The HRC has the strategic and ongoing responsibility and authority (as set out in its charter, which is available on the bank’s website, and in its governance policy for pensions and retirement savings plans) to oversee the bank’s pension and retirement savings plans.

The HRC delegates responsibility for the ongoing governance of the retirement plans, excluding executive plans, to three separate senior management governance committees. These address the risks of both defined benefit and defined contribution plans. These committees each have a specific mandate, as described in the Report of the Human Resources Committee starting on page 20 of the circular. These committees are composed of current and former senior management with the collective combination of skills and expertise to address effectively the issues put before them. Each committee meets at least four times annually. To help ensure appropriate oversight at the board level for the bank’s retirement plans, each committee delivers oversight reports to the HRC, including detailed lists of the activities performed by the committees in fulfilling their mandates. The chair of each management committee attests that the committee has adhered to the bank’s governance policies and fulfilled its governance mandate, and the chair is responsible for reporting any material issues to the HRC.

This year, in the circular, as part of the bank’s continuous improvement approach to proxy disclosure, there is some additional information regarding the HRC’s role in the oversight of the bank’s pension and retirement plans. Please see page 20 of the circular.

Actuarial valuations are prepared at least every three years to determine the present value of the projected benefit obligation related to the bank’s pension and non-pension post-retirement benefit plans. The results of the funding valuations for all defined benefit pension plans are reported to the HRC each year. The defined benefit pension plans are closely managed and well-funded, and the bank makes contributions in accordance with those valuation reports. Details of the financial position of the bank’s principal pension plans and other pension and non-pension post-retirement plans on an accounting basis are disclosed in Note 25 to the 2012 Annual Financial Statements.

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Several opportunities are provided for shareholders and proxyholders to ask questions at the annual meeting on specific and general topics. Given this, as well as the bank’s strong governance regime for retirement benefits under the HRC charter, new disclosures in the circular and the disclosure that already exists in the bank’s financial statements, we do not believe a new standing item at the annual meeting is necessary or helpful.

Proposal B:    Pension plans.

It is resolved that the board of directors adopt a policy to offer all the institution’s employees the same type of pension plan (defined contributions or defined benefits), regardless of the employees’ level in the hierarchy. The pension plan will use the same scale to calculate years of credited service, be based on only fixed salary and become payable at a predetermined retirement age.

Shareholder’s Statement:    Senior management’s pension plans are currently more advantageous than those of other employees. The pension plan for senior managers is often a defined benefits plan with a retirement pension that is established in advance, whereas the other employees contribute to a defined contributions plan where the retirement pension depends on, among other things, the amount accumulated in the member’s retirement account and the interest rate when the pension is purchased. In addition to the assurance of a fixed amount upon retirement, senior managers are often entitled to privileges in terms of years of credited service and benefit from a broader basis for calculation, which includes part or all of their salary and variable pay.

Therefore, in addition to receiving compensation that is often not related to the organization’s performance, which is socially unacceptable given current economic difficulties and inequitable with respect to the average compensation of the organization’s other employees, senior managers continue to benefit from “extraordinary and discriminatory” advantages upon retirement.

Consequently, we propose that all the Bank’s employees, regardless of their level in the hierarchy, contribute to the same type of pension plan, which uses the same scale to calculate years of credited service, is based on only fixed salary, and becomes payable at a predetermined retirement age. This policy should apply to all new senior managers reaching this level of the hierarchy as of 2013.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

A key objective of the bank’s compensation policies is to provide market-competitive compensation to employees at all levels and our current pension arrangements have been designed to meet this objective.

As such, the bank provides a defined benefit pension plan to all its Canadian employees. Currently, this plan provides retirement income which, as a percentage of income earned while actively employed, is market-leading for our more junior level employees, who represent the majority of our employees. All of our other employees also have the opportunity for a market competitive level of retirement income through the pension plan. In this regard, the bank offers an executive pension to Canadian-based executives, which is market-competitive practice in Canada. Our pension plans are reviewed regularly.

In keeping with the bank’s pay for performance philosophy, as levels of seniority increase, the percentage of an executive`s compensation that is at risk and directly related to the bank’s performance also increases. Accordingly, it is necessary and appropriate to take incentive compensation into account in determining the retirement income to be provided to executives. However, as we describe in the Pension Plan Benefits section of this circular, the executive pension plan contains features which limit the impact of incentive compensation on retirement income and limit the overall level of benefit delivered. This means that the retirement income payable to executives represents a significantly lower percentage of their cash compensation than the retirement income provided to more junior level employees.

Executives do not receive preferential treatment with respect to retirement age and, with the most limited exceptions, the bank does not provide executives with extra years of credited service. Of the executives who have an executive pension arrangement with the bank, less than 3% have been granted additional credited service. Such exceptions to policy are made in particular circumstances, such as the hiring of an executive in mid-career, and are individually approved by the HRC.

In light of the foregoing, we believe that it is necessary to the bank’s continuing success and appropriate for the bank to maintain the flexibility to offer market-competitive compensation at all levels, including the flexibility to offer a variety of pension arrangements.

Proposal C:    Equitable ratio.

It is resolved that the CEO’s compensation not exceed thirty (30) times the average salary of the Bank’s non-management employees.

Shareholder’s Statement:    Since it was founded, MÉDAC has consistently denounced senior management compensation increases that are not related to the performance of the managers’ organization. MÉDAC also denounces the components of this compensation, specifically bonuses and stock option plans that, given their weight in the total compensation, foster excessive risk-taking or short- rather than long-term decision making, resulting in asset sales, plant closures or layoffs with the sole purpose of increasing short-term profitability and, by association, senior managers’ variable pay. In this vein, we cite an excerpt from The Price Of Inequality by Joseph E. Stiglitz, winner of the Nobel Prize for Economic Sciences:

“One of the problems we’re talking about... is that we have large corporations where the CEOs often run the corporation for the benefit of them and their group around them and not for the benefit of the shareholders. That’s 21st century capitalism.”

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For several years, MÉDAC has taken issue with the unjustifiable compensation ratio of several senior managers in our financial institutions compared to the median compensation of their employees. For many, excessive compensation of senior managers is one of the causes of the recent financial crisis and it has fueled the resentment of a large portion of society toward the well-to-do.

It is therefore essential to come back to the fundamental values that should underlie every employee’s compensation: skill, experience, teamwork, and the achievement of quantitative and qualitative objectives for which employees are responsible and which aim to create long-term value for shareholders and society as a whole.

Therefore, a ratio of 30 times the median compensation of non-management employees (or excluding the 5 highest-paid employees) would generously cap the CEO’s salary at approximately $3 million a year.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The HRC considers the question of compensation structure on an ongoing basis. The approach to compensation that is described in detail in the circular has been designed to ensure that executives are focused on, and compensated for, creating long-term profitable growth that benefits shareholders, all of the bank’s employees, and the communities in which the bank operates.

We do not believe that adoption of a ratio as described in the proposal would benefit the bank or its shareholders. This ratio does not provide a meaningful comparison between executive compensation and that of other employees. It is very dependent on the nature and mix of the businesses conducted by the bank (i.e., retail versus wholesale), the relative number of executives to non-executives in each business, and the geographies in which the bank operates, all of which may change over time. Furthermore, establishing a policy of the nature described in the proposal may unduly restrict the bank’s ability to design an effective and competitive executive compensation program in the future.

We believe that a combination of internal and external factors must be considered when setting executive compensation. The imperative of maintaining the bank’s competitive position in the talent market remains a key determinant of our compensation policy at all levels. Introducing a ratio as described would restrict the bank’s ability in this regard. Even with this, our approach to compensation is multi-faceted and we carefully weigh and consider a number of factors, including skill, experience, teamwork, risk assessment and the achievement of objectives in order to ensure appropriate compensation at all levels.

Accordingly, given inherent limitations of the proposed ratio, as well as the bank’s strong internal governance practices, including the ongoing oversight of compensation by the HRC, we believe that the adoption of the type of policy described in the proposal is not necessary or helpful.

Proposal D:    Gender equality in senior management positions.

It is resolved that the board of directors commit to making the necessary efforts to ensure that women make up 50% of senior management within five years.

Shareholder’s Statement:    For several decades now, a critical mass of women has been graduating from our colleges and universities in a wide range of fields. The past several decades have also seen women in management positions; however, they still have significant difficulty in breaking through the glass ceiling or freeing themselves from the sticky floor. Given that the talent, experience and willingness are there, we are of the opinion that there are both psychological and tangible obstacles to women climbing the senior management ladder: the conscious or unconscious blockages by certain male senior managers, the lack of a policy promoting better work–life balance, the few efforts made to develop mentorship and sponsorship programs that would guide and foster female talent within organizations, and so on.

By failing to implement incentives to increase the representation of women in its senior management, the Bank is losing out on the added value that equal representation offers in terms of complementarity of vision and quality. We therefore propose that the board of directors commit to achieving gender equality over a period of five years and to detail, in its annual report and at the Annual General Meeting, the various measures taken to reach this objective and the results achieved.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The bank is committed to ensuring that diversity and inclusion are integrated into all aspects of resource planning, performance and development, and personal career management at the bank and that there are no systemic barriers or biases in our policies, processes and practices. We are pleased with the representation of women employees and in management positions at the bank. Over the past few years, in particular, the bank has been very successful in improving gender balance at the senior levels. For example, since 2005 representation of women at the senior management level has increased to 35 per cent, including at most senior levels.

We credit this success to the strong commitment of senior leaders, who believe that supporting workplace diversity and inclusion is a business imperative that will help the bank attract and retain the brightest and most talented employees; reflect its customer base; and support the communities it serves. The bank has a Diversity Leadership Council (which comprises senior executive leaders and reports directly to our CEO and regularly reports to our board) that has identified areas of focus, including expanding leadership opportunities for women. Led by Colleen Johnston, Group Head Finance and Chief Financial Officer, the bank also has a Women in Leadership Committee, which is focused on developing and supporting women at executive levels, providing formal networking and mentoring opportunities for women and ensuring that men are supportive of the Women in Leadership initiative and understand the benefits to them.

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Each business unit also develops its own programs to attract, retain, and develop female talent. Some areas, such as retail banking, have a very high representation of women at all levels. In others, where the representation of women is lower, the area’s leadership team and human resources leadership team develop strategies and hiring practices targeting women. These corporate and business unit initiatives have resulted in measurable success, especially at senior levels.

Overall, the bank’s commitment to workplace diversity ensures that it draws on the best talent available when seeking candidates for senior management positions and identifying high-potential women and men at different thresholds in their career. The bank does this without losing sight of ensuring the overall quality of our senior management. Given the bank’s robust and effective programs and practices, and unwavering commitment to workplace diversity and in particular, gender balance, we do not believe adoption of the proposal is necessary or would be in the best interests of the bank and its shareholders.

Proposal E:    Report on discussions during annual general meetings and closer dialogue with shareholders.

It is resolved that the Board of Directors adopt the practice of publishing online within four months a report synthesizing the Annual General Meeting and the issues raised during the meeting.

Shareholder’s Statement:    The concerns and issues raised by the shareholders at annual general meetings are not really communicated to the other shareholders, given that the minutes of the meetings indicate only that a question period was held.

Unlike major shareholders and analysts who have periodic, structured mechanisms (conference calls) through which to exchange with the institution’s senior management, small shareholders have very few such forums, the main one being the Annual General Meeting. Question periods allow shareholders to share their concerns and expectations of senior management and the Board of Directors, and gauge management’s reactions, responses and commitment to taking corrective action.

In order for all shareholders to be informed of these exchanges, we resolve that a report synthesizing the discussions be created within four months of the meeting, that it be written in clear, plain language, and that it be posted on the institution’s website. This part of the website devoted to Dialogue with shareholders should include an interactive questions and answers box to foster closer dialogue throughout the whole year.

All good governance codes encourage publicly-traded corporations to be more transparent in their communications and establish closer, sustained dialogue with their shareholders. A commitment to this type of communication practice will enhance the Bank’s work in this area.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The bank already provides a webcast of the annual meeting on its website, which can be accessed after the meeting. Archived videos of all the bank’s meetings from the past seven years are also currently available on the website. The bank also posts voting results on its website and files them on SEDAR and EDGAR, in Canada and the U.S. respectively, promptly after each meeting.

As part of its approach to continuous improvement, the bank will post the written transcript of the entire meeting on our website as a new practice starting this year. This would be more helpful and appropriate than a report synthesizing the meeting and issues discussed at the meeting. Summarizing the statements of shareholders and other dialogue risks inadvertently mis-characterizing the discussions. Providing a transcript, as well as continued access to the webcast and voting results, would also allow the interested party access to the discussions from the meeting in context and in their totality.

Accordingly, given the bank’s new and existing practices with respect to the meeting webcast and transcript, we do not believe the proposed report is necessary.

Proposal F:    Slate Voting.

Management must present a slate of potential suitable directors of at least 50% more than the number to be elected. (this would allow a choice & competition)

Equal billing or information shall be provided to each candidate in the information circular.

Elected directors must obtain at least 50% of the total number of votes possible (votes withheld will be deducted from each total cast in favour)

Any shareholder with the support of 100,000 shares can have his/her name added to the slate of candidates for director.

Shareholder’s Statement:    The past annual report to shareholders reveals a systematic structural defect in democratic control of the Bank by it’s shareholders. This has resulted in excessive compensation to its CEO & other officials. The TD Bank makes a huge income, & huge profits. This is not due to one individual, or group of individuals, but because the TD Bank is huge. The TD Bank is a corporate entity that Warren Buffett would invest in because “it runs itself”. The TD Bank is a “team” effort.

The compensation of over $11,000,000 annually to the CEO should be based NOT on what some other overpaid CEO’s in the clubby Canadian business establishment earn, but what it would cost to hire a competent administrator.

The Bank would not pay it’s tellers $500,000 per annum just because some other banks did so, but would pay what it costs to hire a competent teller at the lowest reasonable rate. (eg. $50,000)

The Directors should not restrict their search to a small group of “old boy’s” in the close knit corporate cartel. The Directors & management who belong to this oligarchy have a self interest in keeping their corporate compensation in the stratosphere.

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By comparison canadian doctors who have more education, ability & perform a more valuable function make less than 5% of what TD Bank’s CEO makes.

This is because the system is “fixed’ in favour of entrenched management. Recent examples of this entrenchment adversely affecting shareholders are 1) CP RAIL & 2) Magna International.

To alleviate this inherent undemocratic process there should be 1) more voting disclosure 2) a real choice for directors & 3) a direct vote by shareholders on management & directors compensation.

Remember shareholders own the company not management or the directors.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

We believe that presenting a greater number of director nominees than positions could be detrimental to the bank and its shareholders. Its implementation could impair our ability to attract highly qualified and dedicated candidates, discourage qualified candidates from serving on the bank’s board and create contested elections, possibly adversely impacting the effectiveness of boards. It could also limit our ability to achieve the desirable mix of experience and expertise of the board of directors as a whole. There is a relatively small pool of director candidates with the necessary business competencies and experience to effectively serve on the boards of large, public companies. Further, serving as a director requires a serious commitment of time, focus and energy. A robust director nomination process, like ours, must be designed to consider individual qualifications of candidates. It must also ensure that the board as a whole has the appropriate balance of skills, experience and diversity to be effective.

We also note that there are a number of important safeguards already in place at the bank. These include majority voting for the election of directors, annual election or re-election of all directors, and ultimate term limits, all of which help ensure our shareholders are heard with respect to the election of directors. Also, the corporate governance committee of the board is open to considering recommendations from shareholders of qualified director candidates. Lastly, we note that the Bank Act already provides a statutory means by which shareholders may nominate a director. As such, we do not believe the measures described in the proposal are appropriate or necessary.

Proposal G:    Vote on executive compensation.

The compensation paid to the directors & CEO must be directly voted on & approved by the shareholders.

Shareholder’s Statement:    Please see the shareholder’s statement in Proposal F above.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The bank is committed to proactive, open and responsive communications with shareholders that allow us to receive meaningful and specific comments that can be considered and used by the HRC to address shareholder concerns in a timely manner. Additionally, the board provides shareholders with the opportunity to cast an advisory vote on the committee’s approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Compensation sections of this circular. However, we believe that the compensation of our executives, including our CEO, is a complex area that requires thoughtful deliberation over time to arrive at the right mix or balance, and does not lend itself to a direct “for” or “against” vote. We believe there is an appropriate balance between open communication with shareholders, which takes into account their views, and maintaining the accountability of the board. A “binding” vote by shareholders on executive compensation would inappropriately tip this balance and could be seen as lessening of the board’s accountability for executive compensation and, therefore, would not be in the best interests of the bank or its shareholders.

In respect of the compensation of directors, the corporate governance committee, which is composed entirely of independent directors, reviews director compensation to satisfy itself that it is competitive in the marketplace and aligns directors’ and shareholders’ interests. The board determines the adequacy and form of director compensation based on the corporate governance committee’s recommendation. As disclosed in the circular, directors often elect to receive their annual compensation in the form of DSUs, further contributing to the alignment of their interests with those of the bank and its shareholders. Finally, the bank’s by-laws contain a provision fixing the aggregate of all amounts that may be paid to all directors in respect of directors’ remuneration during a fixed period of time. This provision, which sets that amount at $4,000,000 annually, was voted on and approved by shareholders in 2007.

Given the foregoing, we do not believe the proposed vote is appropriate or necessary.

Proposal H:    Vote on employee compensation.

The maximum amount of compensation paid to any employee shall be the greater of a) the annual salary & benefits (excluding any security related costs) paid to the Prime Minister of Canada plus 10% or B) 25 times the annual salary paid to the lowest paid TD Bank employee.

Shareholder’s Statement:    Please see the shareholder’s statement in Proposal F above.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The HRC considers the question of compensation structure on an ongoing basis.

As we state earlier, on page 61 of the circular, we believe that a combination of internal and external factors must be considered when setting compensation. The imperative of maintaining the bank’s competitive position in the talent market remains a key determinant of its compensation policy at all levels. Introducing the limits described would restrict the bank’s ability in this regard.

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Overall, our approach to compensation is multi-faceted and we carefully weigh and consider a number of factors, including skill, experience, teamwork, risk assessment and the achievement of objectives in order to ensure appropriate compensation at all levels. Accordingly, given our approach, the inherent limitations of the proposed compensation cap, and the bank’s strong internal governance practices, we believe that the adoption of the type of policy described in the proposal is not necessary or appropriate.

Mr. Andrew H. Palicz of 124 Deerfield Circle S.E., Calgary, Alberta T2J 6L8 submitted the following two proposals. After discussions with the bank, Mr. Palicz agreed to withdraw his proposals but asked that the text of the proposal and supporting statement be included in the circular.

1.

“Recognition of the former Chairman of the Board. RESOLVED, that former non-executive Chairman of the Board of Directors of The Toronto-Dominion Bank, John M. Thompson, be granted by the Bank that permanent title of Chairman Emeritus of The Toronto-Dominion Bank.

Shareholder’s Statement: Former Chairman of the Board of Directors of The Toronto-Dominion Bank, John M. Thompson, has greatly advanced the Bank’s good health in his more than two decades of service on its board – which include more than seven years as its chairman. Of particular note are Mr. Thompson’s leadership with respect to the Bank’s appointment of Ed Clark as its CEO and his contributions to the strength of TD’s corporate governance. John M. Thompson therefore deserves the Bank’s lasting recognition and appreciation.”

2.

“Research assistance to the former Chairman of the Board. RESOLVED, that former non-executive Chairman of the Board of Directors of The Toronto-Dominion Bank, John M. Thompson, upon his retirement from this august body, be permanently granted by the Bank whatever office space, secretarial help and research assistance he may require to write down and publish what he has learned throughout his lifetime about corporate governance, business leadership and other topics that are of interest to him.

Shareholder’s Statement: Former Chairman John M. Thompson’s knowledge and understanding of corporate governance and leadership would, if published, be easily available for the benefit not only of future generations of TD bankers, but also for the business community in general. The value of such an ongoing contribution by Mr. Thompson to both the Bank and the business community more broadly taken would far outweigh its cost.”

In addition to proposals F, G and H, Mr. Ken Christie submitted a proposal requesting that the bank disclose, publicly, its voting results from the annual meeting and convey to all shareholders the results in the bank’s next quarterly report. After discussions with the bank, Mr. Christie withdrew his proposal based on the bank’s existing practice of providing voting results promptly after each meeting through various channels and because of additional disclosure in the circular this year directing shareholders to the locations of the voting results and inviting those who wish to receive a printed copy of the voting results to contact Shareholder Relations (contact details are set out on the back cover of the circular). The bank thanks Mr. Christie for his commitment to improving communications with shareholders.

NEI Investments, Mr. William Davis and The United Church of Canada (together, the co-filers) submitted a proposal requesting that the bank provide a report to shareholders, by January 2014, assessing the results and risks of basing senior executive compensation on horizontal comparison with peer companies and indicating the bank’s plans with respect to its approach to setting total compensation. After discussions with the bank, the co-filers withdrew their proposal based on the bank’s commitment to review the issues in the proposal and continued engagement. The bank thanks NEI Investments, Mr. Davis and The United Church of Canada for their ongoing commitment to compensation governance and shareholder reporting.

As the sub-advisor to the IA Clarington Inhance SRI funds and on behalf of two of the funds, Vancity Investment Management Ltd. of 300-900 West Hastings Street, Vancouver, BC V6C 1E5 submitted a shareholder proposal relating to conflict minerals disclosures. After discussions with the bank regarding our risk and governance policies and practices, Vancity agreed to withdraw its proposal. The bank thanks Vancity for its ongoing commitment to improving the management of environmental and governance issues.

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SCHEDULE B

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Our board of directors and management believe that sound corporate governance practices contribute to managing the bank effectively and to achieving our strategic and operational plans, goals and objectives. The board’s corporate governance policies and practices are consistent with Canadian Securities Administrators National Policy 58-201 — Corporate Governance Guidelines (CSA Guidelines) and focus on its responsibilities to the bank’s shareholders and on creating long-term shareholder value. These policies and practices take into account rules of the TSX. Because we are regulated by the Office of the Superintendent of Financial Institutions Canada (OSFI), these policies and practices also comply with OSFI’s Corporate Governance Guideline. Lastly, these policies and practices take into account rules of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission although they do not all directly apply to us. The governance framework includes the charters and key practices of the board and its committees and a set of Corporate Governance Guidelines published on our website at www.td.com/governance/index.jsp.

You can find additional governance information on our website, including the Code of Conduct and Ethics, the Disclosure Policy, the Director Independence Policy, the position description for directors, the position description for the CEO, and the charters of the board, its committees and their chairs, and the chairman of the board. The corporate governance committee reviews corporate governance principles and practices each year and recommends, where required, amendments to the board for consideration and approval.

Board of Directors

For information on director nominees proposed for election, such as other public company boards they serve on, areas of expertise and their attendance record for all bank board and committee meetings during fiscal 2012, please see the Director Nominees section of this circular.

Director Independence

The board believes that to be effective it needs to operate independently of management. This means that a large majority of the board and all committee members are not part of management and do not have relationships with the bank that would make them personally beholden to the bank and consequently interfere with the exercise of their independent judgment. Currently, an overwhelming majority of our directors are independent. Of the 14 nominees proposed for election, 13, or 93%, are “independent” under the bank’s Director Independence Policy (available at www.td.com/governance/other_policies.jsp) and the CSA Guidelines, and are not “affiliated” under the Bank Act.

Each audit committee member meets additional independence criteria under our policy and applicable law. Because of his position, W. Edmund Clark, Group President and CEO, TD Bank Group, is not considered to be “independent” under our policy and the CSA Guidelines and is “affiliated” under the Bank Act.

The board adopted the Director Independence Policy and delegated responsibility to the corporate governance committee for:

•	developing and recommending to the board independence criteria for directors;

•	reviewing the policy at least annually, including as to the continued appropriateness of such criteria; and

•	annually evaluating the directors’ independence.

How we determine independence

Directors must complete detailed questionnaires about their individual circumstances. Directors who have a material relationship with the bank, and management directors, are not considered independent under the policy. To determine if a director has a material relationship with the bank, the corporate governance committee looks at the nature and importance of the director’s bank connections. Relationships through outsourcing, consulting, legal, accounting and financial services are particularly scrutinized. The committee also takes into account people or organizations the director is related to, such as a spouse or an employer where the director is an executive. The committee then considers whether the director could reasonably be expected to be objective about management’s recommendations and performance. The goal is that a large majority of directors will be independent.

While not required to do so, the committee also considers the director independence standards that apply only to NYSE-listed U.S. domestic issuers. Except for Mr. Clark, all director nominees would be considered independent under these NYSE standards if they applied to the bank.

In addition to the Director Independence Policy, the board has implemented the following policies and practices:

•

The board and each committee can meet independently of management at any time. Time to do so is provided on each board and committee meeting agenda. During fiscal 2012, 52 in camera sessions were held.

•	The board and each committee may engage their own independent advisors.

•	The non-management directors annually appoint a strong, independent chairman of the board with a clear mandate to provide leadership for the independent directors.

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•	Non-management directors must acquire, over a set period of time, equity ownership with a value equivalent to at least six times their respective annual cash retainer.

Board members understand that independence also means preparation for meetings, understanding the issues, strength of character, integrity and an inquiring mind.

Board Interlocks

The bank has a robust process around the annual evaluation of director independence. Although the board does not set a formal limit on the number of interlocking board and committee memberships, the corporate governance committee reviews them as part of its annual evaluation of director independence. The committee does not believe that the interlocking board memberships among our directors, as set out below, impact the ability of those directors to act in the bank’s best interests or their independence.

The following table sets out interlocking board memberships of the bank’s directors:

Company	Director
Capital Power Corporation	William E. Bennett
Hugh J. Bolton
Domtar Corporation	Brian M. Levitt
Harold H. MacKay
EPCOR Utilities Inc.	Helen K. Sinclair
Hugh J. Bolton

Chairman of the Board

Our chairman of the board is Brian M. Levitt. Mr. Levitt has been the chairman since January 1, 2011. For more information on Mr. Levitt, please see the Director Nominees section in this circular or our website at www.td.com/governance/chair.jsp.

The chairman of the board’s role is to facilitate the functioning of the board independently of management and to maintain and enhance the quality of our corporate governance. His key responsibilities are set out in the charter of the chairman of the board, which is available on our website at www.td.com/governance/charters.jsp. The chairman must be independent and, as stated above, is appointed by the non-management directors of the board annually. The chairman chairs every meeting of the board (including the in camera sessions) and the corporate governance committee, chairs the annual meeting of shareholders, and serves as a member of the Human Resources Committee (HRC).

Shareholders’ Meetings

The chairman of the board chairs and is available to answer questions at our annual shareholders’ meetings. Directors are expected to attend annual shareholders’ meetings where possible. Last year, all but one of the directors then standing for election attended the annual meeting in Toronto or participated in the annual meeting from our satellite location in New York City, New York.

Board Mandate

The board’s responsibility is to enhance the bank’s long-term value for our shareholders. Our employees and officers execute the bank’s strategy under the direction of the CEO and the oversight of the board of directors. Shareholders elect the board to oversee management and to assure that the long-term interests of shareholders are advanced responsibly. This includes addressing the concerns where appropriate of other stakeholders and interested parties, including employees, customers, regulators, our communities and the public. The board’s responsibilities are set out in its charter and include the following:

•	Supervision of the management of the business and affairs of the bank.

•	Disclosure of reliable and timely information to shareholders — the shareholders depend on the board to get them the right information.

•

Approval of our strategy and major policy decisions — the board must understand and approve where we are going, be kept current on our progress towards those objectives and be part of and approve any major decisions.

•

Evaluation, compensation and succession for key management roles — the board must be satisfied that we have the right people in the key roles, that they are monitored and evaluated by the board and that they are appropriately compensated to encourage the bank’s long-term success.

•

Oversight of the management of risks and the implementation of internal controls — the board must be satisfied that our assets are protected and that our culture, compensation policies and practices, and control functions are such that the bank is operated within the confines of its board approved risk appetite.

•	Effective board governance — to excel in their duties, the board needs to be functioning properly as a board — strong members with the right skills and the right information.

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The board’s charter is incorporated by reference into this circular and has been filed with securities regulators on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and, as stated above, is available on our website at www.td.com/governance/charters.jsp. In addition, shareholders may promptly obtain a free copy by contacting TD Shareholder Relations — see the back cover of this circular.

The Bank Act requires certain important matters to be brought before the board. The board has also chosen to reserve certain other key decisions to itself. Under its charter, the board has an obligation to oversee the sufficiency of the checks and balances on management. To that end, the board has established approval criteria for management for the extension of new credit, investment decisions for our securities portfolios, capital spending, operational risk, executive compensation, trading/market risk and issuing bank securities. The board has also put in place formal policies for approving material business acquisitions and investments and major outsourcing projects. Finally, the board has complete authority over certain other transactions out of the ordinary course of business, fundamental changes and approving financial statements prior to release to shareholders.

Strategic Planning Process

The board is responsible for overseeing the execution and fulfillment of our strategy and fundamental goals. This responsibility includes adopting a strategic planning process and continuously considering and approving strategic alternatives and plans that management presents. The board assesses the bank’s major opportunities and the risk impact of any strategic decision being contemplated, such as considering whether any strategic decision is within the bank’s approved enterprise risk appetite including for individual business units; oversees the implementation of strategic plans; and monitors performance against such plans.

Principal Risks

The risk committee of the board reviews and recommends the bank’s risk appetite and related metrics for approval by the full board, identifies and monitors the key risks of the bank, and evaluates how they are managed. See the Managing Risk section of the bank’s 2012 MD&A for a list of the major risk categories identified and the structures and processes in place to manage them.

Corporate Responsibility

The corporate governance committee reviews and assesses the bank’s corporate responsibility strategy and reporting. For a description of our approach to corporate responsibility, read our most recent Corporate Responsibility Report, which is available on our website at www.td.com/corporateresponsibility.

Succession Planning

The board and its HRC are responsible for CEO succession planning and for satisfying themselves that succession planning is in place for all other key executive roles. This includes identifying potential succession candidates for the role of CEO; satisfying themselves that the senior leadership team is identifying potential succession candidates for other key executive roles; and monitoring development plans for those identified, as well as fostering management depth by rigorously assessing candidates for other senior positions.

Communication Policy

The corporate governance committee’s responsibilities include satisfying itself that we communicate effectively, both proactively and responsively, with our shareholders, other interested parties and the public. Our commitment to providing timely, accurate and balanced disclosure of all material information to a broad audience is laid out in our Disclosure Policy. The corporate governance committee annually reviews this policy and receives a report from management, including members of the disclosure committee, on the Disclosure Policy, the design and operation of related disclosure controls and procedures and any disclosure issues that may have arisen in the past year. A copy of the policy is available on our website at www.td.com/governance/other_policies.jsp.

The board or a committee of the board oversees communications with shareholders and other stakeholders. This includes reviewing and/or approving key disclosure documents such as the quarterly and annual financial statements, the annual report, the annual information form, and the management proxy circular. The corporate governance committee receives an annual report on shareholder feedback on an enterprise-wide basis, with a primary focus on retail shareholders.

Measures for Receiving Stakeholder Feedback

The bank’s whistleblower program provides an open and effective communication channel for employees and members of the public worldwide to report complaints regarding accounting, internal accounting controls or auditing matters and other ethical, legal or regulatory matters. The whistleblower program strives to ensure that individuals feel comfortable and secure and have no fear of reprisal when reporting complaints, in good faith, which they reasonably believe to be valid. The bank accepts anonymous reports except where they are prohibited by law. The audit committee monitors reports regarding accounting, internal accounting controls and auditing matters. A description of the program is available on our website at www.td.com/governance/whistleblower.jsp. In addition, management and the corporate governance committee carefully review shareholder proposals and feedback and communications from recognized governance groups in Canada and provide regular opportunities for shareholders to communicate with management or the board. All these inputs help the board understand how we are doing and guide future governance innovations.

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Each year, shareholders may vote for or against a non-binding, advisory resolution on the approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Compensation sections in this circular. As this is an advisory vote, the resolution is non-binding. However, the HRC and the board will take the results of the vote into account, as they consider appropriate, when considering future compensation policies, procedures and decisions.

Shareholders provide feedback to the bank through a number of avenues, including via e-mail, telephone and mail and at events (such as the annual meeting and investor events involving TD Investor Relations). The bank also receives feedback through meetings with shareholders, including those with interests in the bank’s executive compensation and corporate social responsibility.

Shareholders may communicate directly with the independent directors through the chairman of the board (contact details are provided on the back cover of this circular). Contact details for TD Shareholder Relations are provided on the back cover of this circular. For additional information, please visit the bank’s website at www.td.com/investor-relations/ir-homepage/contact.jsp.

Internal Controls

Management’s report on internal control over financial reporting and related information is available under the heading “Accounting Standards and Policies — Controls and Procedures” in the bank’s 2012 MD&A.

Developing the Bank’s Approach to Corporate Governance

The board believes our success is based on a culture of integrity which starts with the principle of the “tone at the top”. As set out in its charter, the board is responsible for setting the tone for a culture of integrity and compliance throughout the bank. The board expects the highest level of personal and professional integrity from our CEO and other executive officers. The board also monitors the effectiveness of our corporate governance practices and approves any necessary changes, as required. The corporate governance committee keeps abreast of the latest regulatory requirements, trends and guidance in corporate governance and updates the board on corporate governance issues as necessary. The framework for governance at the bank is based on Corporate Governance Guidelines recommended by the corporate governance committee together with the charters and key practices of the board and its committees.

Position Descriptions

The corporate governance committee annually reviews a written position description for directors that the board has approved and recommends amendments if required. The board has also approved charters for the chairman of the board and for the chairs of the board committees. These documents are available on our website at www.td.com/governance/charters.jsp.

The HRC has developed a written position description for the CEO which it reviews and approves annually. The committee also annually reviews the CEO’s corporate goals and objectives which include performance indicators and key milestones relevant to the CEO’s compensation. The board approves such goals and objectives on the committee’s recommendation. In addition, the HRC reviews mandates for all senior leadership roles (rank of or equivalent to Group Head or higher and other key positions as determined from time to time).

Orientation and Continuing Education

Orientation

The corporate governance committee oversees the implementation and monitors the effectiveness of an orientation program for new directors. Our program is comprised of four components: education sessions; meeting with the respective committee chair; orientation reference materials; and assignment of a “buddy”; as described below.

At the comprehensive education sessions, the CEO and other members of the executive management team present and answer questions on how the bank is managed, our business and control functions, strategic direction, capital management, finance, human resources, information technology, regulatory environment, directors’ responsibilities, and the significant issues and key risks we face. The program also offers the opportunity for new directors to meet with the CEO and chairman of the board. Committee chairs also meet with any new director appointed to serve on the committee as part of his or her overall orientation session. All new directors receive a director’s orientation manual that is tailored to the individual director’s needs and areas of interest, taking into consideration which committee(s) the director is joining. Director orientation reference materials include, among other things:

•	our key corporate governance and public disclosure documents, including our Corporate Governance Guidelines and board and committee charters;

•	information regarding the evaluation process for the board, its committees and their chairs, and individual directors;

•	minutes for the previous year’s board meetings;

•	minutes for the previous year’s committee meetings for the committee(s) which the director is joining;

•	important policies and procedures for the bank, including our Disclosure Policy and the Code of Conduct and Ethics (Code); and

•	organizational charts and other business orientation materials, including financial statements and regulatory information.

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In addition, new directors are assigned a “buddy” director for the director’s first few meetings to answer questions and provide contextual information to better understand materials, presentations and processes. New directors are also offered an opportunity to visit various sites (e.g., retail branch, operations centre, trading floor).

Continuing Education

The corporate governance committee oversees continuing education for directors and is a resource for ongoing education about directors’ duties and responsibilities. It satisfies itself that prospective candidates fully understand the role of the board and its committees and the contribution expected of individual directors. In addition, presentations are regularly made to the board on different aspects of our operations, and periodically on topical areas to assist directors in fulfilling their responsibilities.

In the past year, the board participated in in-depth sessions or “deep dives” on: enterprise and business segment strategies; global and domestic macro-economic topics; risk and control framework; and our metropolitan New York City retail growth strategy. The board also participated in a two-day offsite strategy session and received presentations from management on topics including: economic and financial outlook; an expense framework overview; strategic updates on business segments; and a global sourcing update. Each deep dive includes an element of general education as context for the discussions (e.g., the industry, competitors, trends, and risks/opportunities). Directors also have complete access to management to understand and keep up-to-date with our businesses and for any other purposes that may help them fulfill their responsibilities.

As well, directors are canvassed on specific topics, trends or best practices relevant to the board as a whole or to a specific committee that they would like to learn more about. In the past year, the board or its committees received presentations on topics including: anti-money laundering; information technology; executive development and succession planning; executive compensation philosophy; credit portfolio growth and risk analysis; regulatory capital trends and updates; crisis recovery and resolution planning; enterprise risk appetite; global and domestic economic updates, and macro-economic emerging risks; emerging and operational risks; U.S. real estate secured lending; Foreign Account Tax Compliance Act; legal provisioning and disclosures; TD’s general allowance methodology and governance; technology risk management and information security framework review and current trends; fraud management; employee compensation; pension investment, strategy and performance; and market compensation trends. The bank also held several sessions between directors and various bank business leaders to showcase the next generation of talent and to further develop the board’s understanding of the bank’s businesses. The HRC’s independent compensation advisor discussed recent developments in executive compensation and corporate governance.

As described above, significant opportunities exist for all non-management directors to participate in continuing education. Much of this is targeted at the full board (including an annual anti-money laundering training session conducted by the bank’s global anti-money laundering officer) and there is specialized training for committees as required or desirable. It is the expectation that all non-management board members would receive sufficient continuing education to be effective in their role. In 2012, each non-management board member attended at least 15 hours of continuing education for topics covered above. In addition, each director attended the two-day offsite strategy session described above.

Directors had other opportunities to meet additional members of senior management through participation in the bank’s Build for the Future program, a leadership development program for management. Directors also received periodic reports summarizing significant regulatory developments and corporate governance matters of general interest. In addition, all directors have been enrolled as members in the Institute of Corporate Directors (ICD) — giving them access to ICD’s publications and events to enhance their knowledge of directors’ responsibilities and current governance trends. The bank reimburses directors’ expenses for outside education sessions which they are encouraged to attend.

Ethical Business Conduct

As a responsible business enterprise and corporate citizen, we are committed to conducting our affairs to the highest standards of ethics, integrity, honesty and fairness, and professionalism at all times. While reaching our business goals is critical to our success, equally important is the way we achieve them. There are a number of policies and procedures in place, including the Code and the Anti-Bribery and Anti-Corruption Policy, which encourage and promote a culture of ethical business conduct at the bank.

The board and its committees oversee the culture of integrity or “tone at the top” established throughout the bank, including compliance with our policies and procedures for ethical personal and business conduct. The corporate governance committee receives a periodic report discussing the various policies and structures that support this important oversight function.

Code of Conduct and Ethics

Our Code applies at all levels of the organization, from major decisions made by the board, to day-to-day business transactions. The Code has been filed with securities regulators on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Any shareholder may obtain a copy from our website at www.td.com/document/PDF/governance/td-governance-code-ethics.pdf or by contacting TD Shareholder Relations via contact details on the back cover of this circular.

The Code establishes the standards that govern the way directors and employees deal with each other, our shareholders, customers, suppliers, competitors and communities. Within this framework, directors and employees are expected to exercise good judgment and be accountable for their actions. Compliance with the Code is part of the terms and conditions of employment of every employee with the bank. All directors and employees are required to review and attest to compliance with the Code annually.

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The corporate governance committee annually reviews the Code; and the audit committee is responsible for monitoring compliance with the Code. Compliance with the Code is monitored by management and material issues arising under the Code are reported to the audit committee by Internal Audit. An annual report is submitted by the Head of Human Resources to the audit committee on the attestation process confirming compliance with the Code. Various internal contacts are outlined in the Code under “Reporting Violations” and employees are encouraged to report any suspected violations of the Code. Employees who may be uncomfortable using these internal channels can use TD’s Whistleblower Hotline as described under “Measures for Receiving Stakeholder Feedback” on page 67 of this circular. The audit committee is responsible for overseeing that concerns or complaints relating to accounting, internal accounting controls or auditing matters are resolved in a satisfactory manner.

Insider Trading Policies

Safeguards are in place to monitor personal trading of executive officers and other officers and employees in key positions for insider trading. This monitoring is conducted by trained and experienced compliance officers who have access to records of the TD trading accounts in which these individuals hold securities. In addition, certain officers (including the named executive officers listed in the “Summary Compensation Table” under the 2012 Performance and Compensation section of this circular) are required to pre-clear any securities trade with the Compliance Department. Trading in bank securities is restricted during “closed window periods” that span the period when our financial results are being compiled but have not yet been released to the public. Reporting Insiders, as required by law, must file insider reports via the internet-based System for Electronic Disclosure by Insiders (SEDI). Named executive officers must also pre-disclose to the public, by way of a press release, any intention to trade in our common shares, including the exercise of options, no less than five business days in advance of the date of the transaction. Named executive officers must also disclose to the public the establishment of an automatic disposition plan covering common shares and stock options.

Director Conflict of Interest

Directors may not be eligible to stand for election if they have a potential or actual conflict of interest that is incompatible with service as a director. An example is a material interest in an entity that competes directly with a core activity of the bank. Directors are required to provide the bank with complete information on all entities in which they have a material interest so that any conflicts they may have regarding these entities can be identified. In addition, directors complete an annual questionnaire that includes questions on material interests with the bank.

It is the responsibility of a director to submit a report to the corporate governance committee whenever there is a conflict of interest or potential conflict of interest between him or her and the bank, and the committee may obtain additional information where it deems appropriate. The committee will determine an appropriate course of action for the director, always with a view to the best interests of the bank. Where a director’s conflict of interest is manageable (for example, by the director being absent for certain deliberations of the board), the director may be eligible for election and the corporate governance committee will monitor the conflict. Should a conflict become incompatible with service as a director, the director must offer his or her resignation.

Nomination of Directors

The board satisfies itself that the directors, taken as a whole, have the skill and experience competencies to meet the challenges we face. Each year, the board recommends director nominees to shareholders, who can vote on each director nominee at the annual meeting. The recommendation is based on careful examination of its own composition, including issues relating to its size, and balances factors such as age, geographical, professional, and industry representation. For example, the board selects director candidates who will be able to satisfactorily represent the bank domestically and internationally where we carry on business, and who have a broad spectrum of educational backgrounds, expertise and achievements. There is a focus on the promotion of diversity on the board, including advancing women, minorities and people with disabilities. Additionally, the composition of the board must meet Bank Act residence and affiliation requirements.

The corporate governance committee, which is composed entirely of independent directors, determines the skills, qualities and backgrounds the board needs to fulfill its many responsibilities with a view to diverse representation on the board. It monitors board and committee composition and regularly reviews succession plans for the board, chairman of the board, and committee chairs; keeping future director recruitment needs in mind. This committee also regularly assesses existing directors’ skill and experience competencies in light of the opportunities and risks facing the bank. It seeks candidates to fill any gaps in the competencies of board members and rigorously assesses a candidate’s ability to make a valuable contribution to the board.

With a view to recruiting needs, the corporate governance committee uses a skills/experience matrix as a tool to identify any gaps in the competencies considered most relevant to the needs of the board, being:

•Senior Executive/Strategic Leadership •Financial Services •Risk Management •Talent Management & Executive Compensation •Audit/Accounting •Capital Markets/Treasury •Corporate Responsibility	•Governance •Government/Public Affairs •Legal/Regulatory •Marketing/Brand Awareness •Technology •Other Board Experience

Directors annually self-assess their skills and experiences against these competencies. Key areas of expertise/experience for each director nominee are listed in the charts under the Director Nominees section in this circular. The committee reviews the matrix annually to confirm that it continues to reflect the most relevant skill and experience competencies.

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The corporate governance committee also considers whether each new nominee can devote sufficient time and resources to his or her duties as a board member. Directors must be committed to diligent attendance at board and committee meetings, and to full preparation for and participation in such meetings. If a director attends fewer than 75% of board and committee meetings, the corporate governance committee will inquire into the situation and take steps to work with the director to improve attendance. Attendance is also taken into consideration in the nomination process. While we do not restrict the number of public company boards that a director may serve on, each director must devote sufficient time to carrying out his or her duties effectively. Each director also commits to serve on the board for an extended period of time, if elected. No member of the audit committee may serve on more than three public company audit committees without the consent of the corporate governance committee and the board. Such consents have been given to Hugh J. Bolton who, in addition to the bank’s audit committee, serves on three other public company audit committees. His excellent attendance record and level of engagement in the bank’s audit committee meetings were determinative factors.

The board is required to have a minimum of 12 directors. The corporate governance committee recommends the exact size of the board which is then set by directors’ resolution before each annual shareholders’ meeting. The board size may be changed by the board from time to time between annual meetings. In considering board size, the board balances the competing goals of keeping the board size small enough for effective discussions yet offering adequate representation to meet the demands of board and committee work in the context of our business and operating environment.

In addition to having the requisite skills and experience and meeting Bank Act requirements, all directors must meet the qualifications for directors set out in the Position Description for Directors which is available on our website at www.td.com/governance/charters.jsp.

The nominees identified under the heading “Director Nominees” of this circular were recommended to the board by the corporate governance committee. The committee also recommends candidates to fill any positions on the board that may arise between annual meetings.

The corporate governance committee identifies possible candidates to join the board. In so doing, it may invite suggestions from other directors and management, and on occasion it may engage independent consultants to help in this task. The chair leads the process and the CEO is included with a number of other directors in any interview process that may take place. The corporate governance committee regularly looks at potential candidates even when it does not have an immediate vacancy and maintains an “evergreen” list to draw upon should a need arise.

Term Limits

The board believes it should reflect a balance between experience and learning on the one hand, and the need for renewal and fresh perspectives on the other. Directors are expected to serve up to a maximum of 10 years, assuming they receive solid annual performance assessments, are annually re-elected by the shareholders, and meet the other requirements of our Corporate Governance Guidelines. In certain circumstances, and on the corporate governance committee’s recommendation, the board may extend a director’s initial 10-year term limit by an additional five years, for a maximum total term limit of 15 years. In the most exceptional circumstances, the board may extend a director’s term limit for a further five years. For current directors, term limits started from September 23, 2004, when the policy was implemented, or their respective first election date, whichever came later.

Retirement Age

If a director has reached the retirement age of 70 but has not served his or her 10-year term, the board may make a one-time decision to extend the director’s service until the end of his or her 10-year term or age 75, whichever comes first. This decision is always subject to solid annual performance assessments, annual re-election by the shareholders, and meeting the other requirements of our Corporate Governance Guidelines.

Majority Voting Policy

If a nominee in an uncontested election receives a greater number of shares withheld than shares voted in favour of his or her election, he or she must promptly tender his or her resignation to the chairman of the board. The resignation takes effect as soon as the board accepts it. The corporate governance committee quickly considers the director’s offer to resign and recommends whether the board should accept it. Before making its recommendation, the corporate governance committee evaluates the best interests of the bank and its shareholders and considers a number of factors including: cures for the underlying cause of the withheld votes; the skills and attributes of the director and the overall mix of skills and attributes of the board; and whether accepting the resignation would cause the bank to fail to meet any applicable listing or regulatory requirement. The board has 90 days to make a final decision and announce it through a news release. The director does not participate in any committee or board deliberations on the resignation offer.

Compensation Governance

Director Compensation

The corporate governance committee, which is composed entirely of independent directors, reviews director compensation to satisfy itself that it is competitive in the marketplace and aligns directors’ and shareholders’ interests. The board determines the adequacy and form of director compensation based on the corporate governance committee’s recommendation. Further information on director compensation can be found in this circular under the heading “Director Compensation”.

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Executive Compensation

The HRC, also composed entirely of independent directors, oversees our executive compensation program. The objective of the bank’s compensation strategy is to attract, retain and motivate high performing executives to create sustainable value for shareholders over the long term. To achieve this objective, the executive compensation program is designed based on the principles outlined below and described more fully in the Approach to Compensation section of this circular:

•	align with the bank’s business and talent strategy;

•	effective risk management;

•	align to shareholder interests;
•	good corporate governance;

•	pay for performance; and

•	pay competitively.

The HRC, in consultation with the committee’s independent advisor, reviews and approves (or recommends to the board for approval) the salary, annual cash incentive, and equity compensation awards for certain executive officers. These include the Named Executive Officers listed in the “Summary Compensation Table” under the 2012 Performance Compensation section of this circular, direct reports of the CEO, and the top 50 paid employees across the organization. The committee also approves aggregate compensation awards under all executive compensation and equity plans including the Performance Compensation Plan for TD Securities employees, and has oversight for all material employee compensation plans. The committee reviews the executive compensation disclosure in this circular before the board approves it and makes it public. To support our objective of striving to be a market leader on governance issues, we have adopted certain policies and processes that align with best practices:

•	formal processes to ensure risk is appropriately considered in compensation plans;

•

at year end, the chief risk officer presents an enterprise risk scorecard to the risk and human resources committees to allow for appropriate consideration of risk when determining the amount of compensation to be awarded, and if any adjustments to maturing deferred compensation are appropriate;

•

any changes to the plan design for material compensation plans must be reviewed and endorsed by the chief risk officer to make sure that the design does not create an incentive for risk taking beyond the bank’s risk appetite;

•

all TD executives and all TD Securities employees are evaluated on governance, control, and risk management behaviours as part of the annual performance assessment process. Results from this assessment are considered when year end performance and compensation decisions are made;

•	a risk adjustment in share unit plans under which the committee can adjust awards at payout within an 80% to 120% range based on risk outcomes during the three year vesting period;

•	the HRC has the discretion to reduce the awards to zero under all executive plans, and can cancel unvested equity;

•	a claw back feature has been introduced in all executive compensation plans;

•	for all executives, a significant portion of compensation is awarded as equity which vests after a minimum of three years; and

•	share ownership requirements for executives that are among the highest in the market, and include post retirement holding requirements for the most senior executives.

Information on the committee’s independent advisor, Frederic W. Cook & Co., Inc. can be found in this circular, under the heading “Independent Advisors”.

CEO Compensation

The HRC and the chairman of the board annually assess the CEO’s performance against pre-defined goals and objectives. In consultation with the committee’s independent advisor, they then recommend to the board the CEO’s total salary, annual cash incentive and equity compensation. The CEO’s evaluation includes an assessment of his personal integrity as well as the culture of integrity he and other executive officers have established throughout the bank. For a detailed analysis of the CEO’s compensation in 2012, see the section starting on page 38 of this circular.

Other Board Committees

The board has the following committees: audit; corporate governance; risk; and human resources. More information on these committees can be found in the Corporate Governance section of this circular. All committee members are “independent” directors under the Director Independence Policy and CSA Guidelines.

The charter of each of the board’s four committees sets out composition requirements. The corporate governance committee recommends the composition of each committee. Each independent director should serve on at least one committee each year. The board approves the composition of committees and can remove members in accordance with applicable rules and regulations, and any other relevant considerations. In determining appropriate membership on committees, the corporate governance committee tries to strike a balance between having members with adequate experience and expertise on the committee and rotating membership to bring in new ideas and insights. Each committee can conduct all or part of any meeting in the absence of management. As stated earlier, each committee includes such sessions on its meeting agendas. For example, the audit committee meets independently with each of the CEO, chief financial officer, chief auditor, chief compliance officer, global anti-money laundering officer and the shareholders’ auditor and on its own at each of its regularly scheduled quarterly meetings. Each committee also may engage independent advisors, paid for by the bank, to provide expert advice.

72    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Each year the committees review their charters to satisfy themselves that they meet or exceed regulatory and shareholder obligations, and are operating effectively. The corporate governance committee reviews changes which are then approved by the board. Each committee establishes annual objectives or key goals as a focus for its core responsibilities and activities, and to help prioritize the committee’s time and effort throughout the year. The committees measure progress against their objectives throughout the year. The charter for each committee is available on our website at www.td.com/governance/charters.jsp.

Assessments

The board annually evaluates the effectiveness of the board and its chairman, its committees and their chairs, individual directors, and the CEO. The corporate governance committee is responsible for establishing an effective process and works with an independent consultant to design the feedback surveys. The evaluation of individual directors involves a self-evaluation and peer review. The corporate governance committee, working with the consultant, facilitates annual feedback to the board. The board’s approach to feedback is meant to be constructive and to see that the right programs are in place for continuously improving directors’ individual skills and the board’s and its committees’ functioning and effectiveness.

Board and Individual Director Feedback

Directors complete an annual feedback survey on board effectiveness and performance. Directors are asked to consider what the board could do differently, and what the board’s priorities in the coming year should be.

Individual director’s responses are submitted to the independent consultant on a confidential basis. The consultant consolidates the results and reviews them with the chairman of the board to identify key themes and possible actions. The chairman of the board also has one-on-one open discussions with each director. He first meets with each director to obtain feedback about the performance and any development needs of the board, its committees, or peer directors, and self-assessment input, and then subsequently to provide his or her individual feedback.

The chairman of the board leads a preliminary discussion with the corporate governance committee to review the feedback report and propose board priorities to address any development opportunities highlighted by the survey results. He then leads a discussion of the results and the proposed board priorities with the board, including whether any changes to the structure or composition of the board or its committees may be appropriate. These board priorities are then approved by the board. The corporate governance committee monitors the implementation of the action plans addressing these board priorities throughout the year. Input from the feedback process is also taken into account when considering the director nominees to be recommended to shareholders.

Committee and Committee Chair Feedback

A separate process is undertaken to obtain feedback from directors on the effectiveness and operations of the committees on which they sit and of the chairs of those committees. Each committee holds an effectiveness self-assessment session to share views and sets objectives to respond to any development opportunities identified in the discussions. Each committee chair then reviews the results and approved objectives with the board. Each committee monitors its activities to address these objectives throughout the year. The corporate governance committee also monitors how well other committees implement action plans against their objectives throughout the year to see that they are appropriately addressed. It identifies any recurring themes across committees to be dealt with at a governance level.

Also, the corporate governance committee oversees the continued improvement in board and committee processes for agenda timeliness, advance materials, and presentations.

Chairman of the Board Feedback

As part of the annual survey, directors are asked to assess and comment on the chairman of the board’s performance. The independent consultant consolidates individual responses. The chair of the HRC leads an in camera discussion with the board (with the chairman absent), and subsequently meets with the chairman of the board to provide feedback and develop objectives for the coming year. These objectives are reviewed with and approved by the board.

Chief Executive Officer Assessment

The annual survey also asks directors to assess and comment on the CEO’s performance. Again, the independent consultant consolidates the responses. The chairman of the board, together with the chair of the HRC, leads an in camera discussion of the results with the HRC and then with the board (with the CEO absent). Subsequently, the chairman of the board and the chair of the HRC together meet with the CEO to provide feedback.

360 — Feedback by Management

In the case of the assessment of the board, the chairman of the board and the CEO, senior executive management team members are asked to complete the survey (on a confidential basis) to provide candid feedback as part of the process. In the case of committee self-assessments and the assessment of the respective committee chairs, the senior executive supporting each committee is invited to participate in a portion of the session. This feedback is consolidated and incorporated in the various feedback reports.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     73

SHAREHOLDER INQUIRIES

For information on voting your common shares at the meeting, see the Voting Information section in this circular. For other inquiries, see the contact information set out below.

If you: Are a registered shareholder (your name appears on your TD share certificate)

And your inquiry relates to:

Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports

Please contact:

Transfer Agent

CIBC Mellon Trust Company*

P.O. Box 700, Station B

Montreal, Quebec H3B 3K3

1-800-387-0825 (Canada or U.S. only) or

416-682-3860

Facsimile: 1-888-249-6189

1-866-781-3111 (for sending proxies)

E-mail: inquiries@canstockta.com or www.canstockta.com

*Canadian Stock Transfer Company Inc. acts as administrative agent for CIBC Mellon Trust Company

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar Computershare Shareowner Services LLC P.O. Box 43006

Providence, Rhode Island 02940-3006

or

250 Royall Street

Canton, Massachusetts 02021

1- 866-233-4836

TDD for hearing impaired:

1-800-231-5469

Shareholders outside of U.S.:

201-680-6578

TDD shareholders outside of U.S.:

201-680-6610 www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

Annual and Quarterly Reports and Voting Results

Beneficial owners who wish to have quarterly financial statements of the bank for the next year delivered to them must complete and return the enclosed Request for Quarterly Reports; registered shareholders must mark the box identified as “Request for Quarterly Reports” on the enclosed form of proxy. Electronic delivery of quarterly reports is not available to shareholders at this time. However, to access our quarterly reports to shareholders as soon as they are released, please go to the Investor Relations section of our website on the day of release (www.td.com/investor/qr_2013.jsp).

Under the Bank Act, registered shareholders may cease to receive annual reports, containing our annual financial statements and annual MD&A, by marking the annual report waiver box at the bottom of the form of proxy. If you mark the annual report waiver box, you will not receive an annual report, otherwise they will continue to be sent to you. If you previously elected not to receive annual reports and wish to resume their receipt, please contact Canadian Stock Transfer Company Inc., administrative agent for CIBC Mellon Trust Company, the transfer agent of the bank, at the address noted above.

If you wish to receive a copy of the voting results from the meeting, you may find them online at www.td.com/investor-relations/ir-homepage/annual-meetings/2013/index.jsp, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. You may also contact TD Shareholder Relations for a printed copy to be mailed to you.

For all other shareholder inquiries...	To communicate directly with independent directors

Please contact TD Shareholder Relations,

•  By phone at 416-944-6367 or 1-866-756-8936

•  By mail to:

The Toronto-Dominion Bank

P.O. Box 1, Toronto-Dominion Centre

Toronto, Ontario M5K 1A2

•  By e-mail tdshinfo@td.com

Please note that by leaving us an e-mail or voice-mail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

You may contact the independent directors through the Chairman of the Board, by writing to:

Mr. Brian M. Levitt

Chairman of the Board

The Toronto-Dominion Bank

P.O. Box 1, Toronto-Dominion Centre

Toronto, Ontario M5K 1A2

or you may send an e-mail c/o TD Shareholder Relations (tdshinfo@td.com). E-mails addressed to Mr. Levitt received from shareholders and expressing an interest to communicate directly with the independent directors via the chairman will be provided to Mr. Levitt.